UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
September 24, 2008
BHP Billiton Plc
(Registered Number 3196209)
Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F  ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 24 September 2008	By: Name:	Jane McAloon Jane McAloon
	Title:	Company Secretary

Consise Annual Report 2008

For several years now, Asian economies have been driven by a fundamental shift in the rate of industrialisation and urbanisation of their massive populations. These economies have accounted for more global growth than has the United States. This growth will drive the course of the world economy for years to come. BHP Billiton produces and supplies world markets, including the developing Asian and other economies, with many of the natural resources they rely on to fuel their growth. These resources include iron ore, copper, nickel, alumina, manganese, coal, uranium, oil and gas. As the world’s leading natural resources company, we are central to the growth of the world’s developing economies. We really are resourcing the future. CONTENTS 1. Key Information Group Highlights 2008 2 Five-year Summary 2 Chairman’s Review 4 Chief Executive Officer’s Report 6 2. Information on the Company BHP Billiton Locations 8 Customer Sector Group Performance 10 3. Operating and financial review and prospects Resourcing the Future 16 World-class Assets 18 Our People 20 Sharing Value 22 Growth 24 4. Board of Directors and Group Management Committee 26 5. Corporate Governance Statement 31 6. Remuneration Report 44 7. Directors’ Report 56 8. Legal proceedings 68 9. Summary Financial Report 71 10. Glossary 85 11. Shareholder Information 88 Corporate Directory IBC This Concise Annual Report is issued subject to the Important Notices appearing on the inside back cover of this Concise Annual Report. BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined group known as BHP Billiton. The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, UK. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this Concise Annual Report the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole. Throughout this Concise Annual Report the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies. The term ‘the merger’ has a corresponding meaning. BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 180 Lonsdale Street, Melbourne, Victoria 3000, Australia BHP Billiton Plc. Registration number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1BH, UK

Section 1

Group Highlights 2008

- Record attributable profit delivered for the seventh consecutive year.
- Underlying Earnings Before Interest, Taxation, Depreciation and Amortisation (EBITDA) up 22.1 per cent to US$28.0 billion and Underlying Earnings Before Interest and Taxation (EBIT) up 21.0 per cent to US$24.3 billion.
- Attributable profit up 12.4 per cent to US$15.4 billion and Earnings Per Share (EPS) up 17.5 per cent, benefiting from buy-backs (both measures excluding exceptionals).
- Record Underlying EBIT in the Petroleum, Base Metals, Iron Ore, Manganese and Energy Coal Customer Sector Groups.
- Strong Underlying EBIT margin of 47.5 per cent, despite unexpected disruptions and accelerated cost inflation.
- Return on Capital Employed of 37.5 per cent, despite unprecedented level of capital investments.
- Record net operating cash flow of US$18.2 billion, up 13.8 per cent.
- Annual production records for petroleum, copper, iron ore, manganese ore and alloy, alumina and molybdenum.
- Commissioning of six major growth projects and other volume growth in our high-margin oil and gas, iron ore and manganese businesses expected in FY2009. Production commenced at 10 major projects during FY2008.
- Final dividend rebased to 41 US cents per share, a strong signal of our confidence in the outlook. We delivered a significant 150 per cent increase in annual dividend over the past three years.

Five-year Summary

US$M	2008 [(a)(b)]	2007 [(a)(b)]	2006 [(a)(b)]	2005 [(a)(b)]	2004 [(a)]
Revenue	**59,473**	47,473	39,099	31,150	24,943
Underlying EBIT [(c)]	**24,282**	20,067	15,277	9,921	5,488
Attributable profit – excluding exceptional items	**15,368**	13,675	10,154	6,426	3,510
Attributable profit – including exceptional items	**15,390**	13,416	10,450	6,396	3,379
Net operating cash flow [(d)]	**18,159**	15,957	11,325	9,117	5,100
Basic EPS – excluding exceptional items (US cents per share)	**274.9**	233.9	168.2	104.9	56.4
Basic EPS – including exceptional items (US cents per share)	**275.3**	229.5	173.2	104.4	54.3
Dividend per share [(e)]					
BHP Billiton Plc (US cents)	**70.0**	47.0	36.0	28.0	26.0
BHP Billiton Limited (US cents)	**70.0**	47.0	36.0	28.0	26.0
Underlying EBITDA Interest Coverage [(c)]	**49.4**	43.6	33.6	35.6	21.1
Gearing (per cent) [(f)]	**17.8**	25.0	27.2	32.8	25.7

(a) Information for the years 2008 to 2005 is stated under IFRS. 2004 is prepared in accordance with UKGAAP and has not been restated.
(b) On 1 July 2007, the Group adopted the policy of recognising its proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities within each applicable line item of the financial statements. All such interests were previously recognised using the equity method. Comparative figures for the years 2007 to 2005 have been restated.
(c) Underlying EBIT is earnings before net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.
(d) Net operating cash flow is after net interest and taxation.
(e) Three dividends were declared for the year ended 30 June 2004 compared to two dividends declared in 2008 to 2005.
(f) Underlying gearing is net debt over net debt plus net assets. The measure is inclusive of continuing operations of Group companies and jointly controlled entities.

2 - BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

Underlying EBIT 25,000 Attributable 16,000 profit — excluding 14,000 US$ 20,000 exceptional items 12,000 10,000 15,000 US$ million 24.3B million 8,000 $ $ US 10,000 US 15.4B 6,000 4,000 5,000 2,000 0 0 2004 2005 2006 2007 2008 2004 2005 2006 2007 2008 Returns to 10,000 Dividends 4,000 shareholders 3,500 8,000 US$ since 2001 3,000 2,500 US$ 6,000 million 3.9B 2,000 million $ US $ 4,000 32.1B US 1,500 1,000 2,000 Dividends 500 Buy-backs Demerger of BHP Steel 0 0 2002 2003 2004 2005 2006 2007 2008 2004 2005 2006 2007 2008 Market 250,000 Community 150 capitalisation contributions at 30 June 200,000 120 141M US$ US$ 150,000 90 225B million million $ US $ 100,000 US 60 50,000 30 0 0 2004 2005 2006 2007 2008 2004 2005 2006 2007 2008 Relative share price performance index — five year 700 BHP Billiton Limited BHP Billiton Plc ASX 200 FTSE 100 S&P 500 600 500 400 300 200 100 0 June 03 June 04 June 05 June 06 June 07 June 08 BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 3

Section 1 Chairman’s Review Our strategy is to ensure we have a suite of long-life, low-cost assets, diversified by geography and commodity, that can be expanded and are largely export oriented. This has proven to be successful in delivering consistent results for all our stakeholders. Shareholder value 4 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

This year, we reported another record profit of US$15.4 billion, the seventh consecutive full-year profit increase. This represents a 602 per cent increase in attributable profit since 2001. Over the same period, Total Shareholder Returns, the movement in our share price plus dividends, have increased by 863 per cent, reflecting progressive dividend increases and the market value of the Company. We also rebased our dividend for the second successive year. This represents a 150 per cent increase over the past three years. Unfortunately, mining stocks have seen a significant de-rating since May this year on the back of short-term uncertainty. This is disappointing for the management and shareholders of BHP Billiton. While we expect commodity markets to remain volatile in the short term, we are confident that longer-term market fundamentals should support growth in commodity demand and, therefore, our revenues. Margins and cash flow will be impacted by cost inflation. But our strategy to ensure we have a suite of long-life, low-cost assets, diversified by geography and commodity, that can be expanded and are largely export oriented, is proving successful at delivering consistent results for all our stakeholders. To fully appreciate the role BHP Billiton and the resources industry generally is playing today, it is essential to look at what is happening to the world’s economies. Central to the world’s economic growth is the development of the new economies — China in particular, Russia, India and, to a lesser extent, Brazil. Counteracting these forces is the relative shrinkage of the United States’ economy and the lessening influence of the United Kingdom and Europe. Asia is becoming increasingly dominant, today accounting for nearly 30 per cent of global Gross Domestic Product (GDP). These economic shifts are having many consequences. For BHP Billiton, rapid and continuing Asian growth has put pressure on demand for our products, which are essential for the building and production of city infrastructure and personal goods that characterise Asia’s urbanisation and industrialisation. I have no doubt that economic growth in the Asian region will slow at some point but, if I look at China specifically, the slow down is concentrated in regions oriented to the light export sector. The sectors of the economy oriented more towards domestic consumption are still performing well despite increasing input costs, particularly for energy. We expect Asian demand for our products to continue. Our response has been to streamline our business to enable us to produce as much product as fast as possible within the non-negotiable framework of the highest safety and environmental standards. In operating our business at full capacity and continually seeking opportunities to increase the volumes of product available to our customers, it is the Board’s duty to ensure we are creating real and tangible value for shareholders. We are proud to report that during the year we continued to deliver new projects to boost product volumes and we achieved strong profit margins across our businesses. It is not only demand for our products that is being impacted by global economic shifts. As the world’s largest diversified resources company, we are watching the creation of competitor companies that are spearheading the economic emergence of countries like Russia, Brazil and China. It is in this global context that the Board endorsed a proposal to combine BHP Billiton and Rio Tinto, two leading resources companies that together could help meet the developing economies’ demand for resources better and faster than the two companies do apart. A combined company would have a greater ability to develop the next generation of large-scale projects to provide greater volumes of product for the benefit of its customers, the communities in which it operates and its shareholders. In making the pre-conditional offer for Rio Tinto, the Board remains absolutely focused on value for shareholders. We are confident that both sets of shareholders would share the value of a combined company. On behalf of the Board, I want to thank our senior management team for their efforts this year. They have performed magnificently and, under the new leadership of Marius Kloppers, the Company has stepped up efforts to meet a new realm of global challenges and opportunities. BOARD RENEWAL Building an exceptional board is a cornerstone of an effective corporate governance system and planning for board renewal is a continuous process. The process of putting together the best board for the business has to start with the business strategy and an assessment of the strengths and weaknesses of current members. New non-executive Directors must fill an essential role in line with the strategic intent of the business and bring to the Company the skills determined by the Board. Attracting exceptional people will not of itself create exceptional directors; the candidates have to fit together as a team. BHP Billiton has an exceptional group of high-performing, skilful, professional people, diverse in knowledge, gender and geography, who have overseen incredible growth in the business over the last seven years. The tone at the top and within the Board has fostered an environment in which we are committed to high ethical standards, fairness, full compliance with legal requirements and resistance to market pressures for short-term results. During the year, we engaged external search firms to assist with Board renewal, which resulted in the appointment of David Morgan, Keith Rumble and Alan Boeckmann. These non-executive Directors have the required functional expertise; they are independent of thought and satisfy the independence test of the various jurisdictional codes of corporate governance. We also completed a review of the Board Committees, including an examination of the respective Committee charters, and a performance review of each Director, including the Chairman, to ensure that our Board criteria is maintained. These reviews were facilitated by external advisers. In conclusion, it has been a stellar year for the Company and its stakeholders and I compliment my Board colleagues and senior management team for their commitment and dedication to the delivery of our strategy. Don Argus Chairman BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 5

Section 1 Chief Executive Officer’s Report For the seventh consecutive year we have achieved record attributable profit, driven by excellent operating performance, cost control and the delivery of high-margin growth projects into strong market conditions. Record result 6 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

BHP Billiton shareholders can look back on the 2008 financial year with a real sense of pride in what we’ve achieved and in the performance of our people. Since my appointment as CEO in October 2007, we have continued to follow our strategy to own and operate world-class assets across a diverse range of mineral, metal and energy products, focused on the upstream end of the production process. From the combination of our strategy, the efforts of our people and a favourable commodity price environment, we have been able to deliver record financial performance. While we can report financial success, I regret to report we have not performed well on safety. In FY2008, 11 of our employees died at work. Many more lives will have been impacted, some forever, by these tragic and avoidable events. We have reflected deeply on what more we must do to reach our goal of Zero Harm. In FY2009, we are making even greater efforts to improve our safety performance. Despite turbulent global economic conditions, we continue to see enormous opportunity for the Company. While continuing to further our existing strategy, we have refined our operational focus in order to give maximum clarity of responsibility to our operating units. We are also embracing the concept of ‘simplicity’ even more deeply, ensuring that we focus our effort and resources on key opportunities and value drivers. For our shareholders, this means the Company is easier to understand, more focused and more valuable. In the past year, our strategy has produced stronger annual production in 13 of our commodities, with record production in seven of those. This was achieved in an environment of industry-wide supply disruptions and input cost pressures. Our strong track record of project delivery also continued through the year, enabling, for example, our Western Australia Iron Ore business to post an eighth consecutive annual production record. A record performance in our Petroleum business reflected the successful commissioning of three new major projects. We expect volume growth from our Petroleum business to continue at around 10 per cent a year, a significant value creator at a time of historically high oil prices. Ten major projects, spanning five commodities, started production during the year. The Board approved a further seven for development, bringing our total number of projects in either execution or feasibility to 28, representing an expected capital investment of US$24.8 billion. We also have other medium-term growth options with expected capital commitments in excess of US$90 billion, spanning our existing commodity range and beyond. Our results were outstanding in the context of a challenging supply environment which was characterised by unexpected disruptions, rising input prices, skills shortages and the further devaluation of the US dollar. Our strong performance demonstrates the power of our uniquely diversified and high-margin portfolio across the energy, steelmaking and non-ferrous product suites. Given this future growth pipeline, you may question why we are pursuing a combination with Rio Tinto. Within our industry, the two companies are uniquely complementary, and, as such, we believe a combined company would unlock synergies and provide greater value than the two companies can provide separately. BHP Billiton does not need Rio Tinto to have a great future, but we believe the two companies combined will be better placed to meet the world’s future need for our products. We have a critical role in providing the raw materials for growth that so many economies need; economies going through industrialisation and urbanisation on a scale and intensity not experienced before. We are resourcing the future. I have been fortunate to take the helm of a well-run business, focused on its customers’ needs, with a great team responding well to the opportunities for our sector. In a year’s time, I hope to report we hav e been able to improve our Company even further. Marius Kloppers Chief Executive Officer BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 7

Offices
Petroleum
Aluminium
Base Metals
Diamonds and Specialty Products
Stainless Steel Materials
Iron Ore
Manganese
Metallurgical Coal
Energy Coal

BHP Billiton locations

● Offices

Ref	Country	Location
1	Angola	Saurimo ▲
2	Angola	Luanda ▲
3	Australia	Adelaide ●
4	Australia	Brisbane ●
5	Australia	Melbourne ◆ ● ▲ (Global Headquarters)
6	Australia	Newcastle ●
7	Australia	Perth ● ▲
8	Belgium	Antwerp ●
9	Brazil	Rio de Janeiro ● ▲
10	Burundi	Bujumbura ▲
11	Canada	Vancouver ▲
12	Chile	Santiago ◆ ● ▲
13	China	Beijing ● ▲
14	China	Lanzhou ▲
15	China	Shanghai ●
16	Colombia	Bogota ▲
17	DRC	Kinshasa and Lubumbashi ▲
18	Gabon	Libreville and Franceville ▲
19	Guinea	Conakry ▲
20	India	New Delhi ●
21	Indonesia	Jakarta ●
22	Japan	Tokyo ●
23	Kazakhstan	Almaty ▲
24	Korea	Seoul ●
25	Liberia	Monrovia ▲
26	Mongolia	Ulaanbaatar ▲
27	Netherlands	The Hague ●
28	New Caledonia	Noumea ●
29	Philippines	Manila ●
30	Russia	Moscow ▲
31	Singapore	Singapore ● ▲
32	South Africa	Johannesburg ◆ ● ▲
33	South Africa	Richards Bay ●
34	Switzerland	Baar ●
35	UK	London ◆
36	UK	Sheffield ●
37	US	Houston ◆ ●
38	US	Pittsburgh ●

◆ Corporate Centres ● Marketing Offices
▲ Minerals Exploration Offices

● Petroleum

Ref	Country	Site/Asset	Description	Ownership
39	Algeria	Ohanet	Wet gas development	45%
40	Algeria	ROD	Onshore oil development, comprising development and production of six oil fields	45%
41	Australia	Bass Strait	Production of oil, condensate, LPG, natural gas and ethane	50%
42	Australia	Minerva	Operator of gas field development in the Otway Basin	90%
43	Australia	North West Shelf	One of Australia's largest resource projects, producing liquids, LNG and domestic gas	8.33–16.67%
44	Australia	Offshore Western Australia	Operator of Griffin and Stybarrow oil and gas development, and operator of Pyrenees project, currently under development	45–71.43%
45	Pakistan	Zamzama	Operator of onshore gas development	38.5%
46	Trinidad and Tobago	Angostura	Operator of oil and gas field	45%
47	UK	Bruce/Keith	Oil and gas production in the UK North Sea	16–31.83%
48	UK	Liverpool Bay	Operator of oil and gas developments in the Irish Sea	46.1%
49	US	Gulf of Mexico	Interests in several producing assets, including Atlantis, Neptune and Shenzi/ Genghis Khan developments, and a significant exploration acreage position	4.95–100%

8 – BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

26
23
14
13
24
22
15
45
20
29
31
77
21
72
43
44
68
57
76
28
70
4
78
67
58
6
7
50
3
75
5
42
41
73

Diamonds and Specialty Products

Ref	Country	Site/Asset	Description	Ownership
64	Canada	EKATI	Diamond mine in Northwest Territories	80%
65	Canada	Potash	Greenfield potash project near Saskatoon, Saskatchewan	100%
66	South Africa	Richards Bay Minerals	Integrated titanium smelter/mineral sands mine	50%

Stainless Steel Materials

Ref	Country	Site/Asset	Description	Ownership
67	Australia	Nickel West	Nickel assets including Mt Keith and Leinster operations, Kalgoorlie nickel smelter and concentrator, Kwinana nickel refinery, Kambalda nickel concentrator, and Ravensthorpe nickel mine and processing facility	100%
68	Australia	Yabulu Refinery	Laterite nickel and cobalt processing plants northwest of Townsville	100%
69	Colombia	Cerro Matoso	Integrated ferronickel mining and smelting complex in northern Colombia	99.94%

Iron Ore

Ref	Country	Site/Asset	Description	Ownership
70	Australia	Western Australia Iron Ore	Integrated mine, rail and port operations in the Pilbara	85–100%
71	Brazil	Samarco	Integrated mine, pipeline and port operations producing iron ore pellets	50%

Manganese

Ref	Country	Site/Asset	Description	Ownership
72	Australia	GEMCO	Producer of manganese ore in the Northern Territory	60%
73	Australia	TEMCO	Producer of manganese alloys in Tasmania	60%
74	South Africa	Samancor Manganese	Integrated producer of manganese ore (Hotazel Manganese Mines), alloy (Metalloys) and manganese metal (Manganese Metal Company)	60%

Aluminium

Ref	Country	Site/Asset	Description	Ownership
50	Australia	Worsley	Integrated alumina refinery/bauxite mine	86%
51	Brazil	Alumar	Alumina refinery and aluminium smelter	36–40%
52	Brazil	MRN	Bauxite mine	14.8%
53	Guinea	Guinea Alumina	Integrated alumina refinery/bauxite mine (currently in definition stage)	33.3%
54	Mozambique	Mozal	Aluminium smelter	47.1%
55	South Africa	Hillside/Bayside	Two aluminium smelters	100%
56	Suriname	Paranam	Alumina refinery and bauxite mines	45%

Metallurgical Coal

Ref	Country	Site/Asset	Description	Ownership
75	Australia	Illawarra Coal	Three underground coal mines supplying metallurgical coal primarily to steel industry	100%
76	Australia	Queensland Coal	Production of metallurgical coal for steel industry, including new loading terminal at Hay Point	50–80%
77	Indonesia	Maruwai	Deposit in central and east Kalimantan (currently in development) with first production expected mid-2009	100%

Base Metals

Ref	Country	Site/Asset	Description	Ownership
57	Australia	Cannington	Silver, lead and zinc mine in northwest Queensland	100%
58	Australia	Olympic Dam	Underground copper/uranium mine in South Australia	100%
59	Chile	Cerro Colorado	Open-cut mine producing copper cathode	100%
60	Chile	Escondida	Copper mines, located in northern Chile	57.5%
61	Chile	Spence	Open-cut mine producing copper cathode	100%
62	Peru	Antamina	Copper and zinc mine	33.75%
63	US	Pinto Valley	Copper mine	100%

Energy Coal

Ref	Country	Site/Asset	Description	Ownership
78	Australia	Hunter Valley Energy Coal	Mt Arthur Coal open-cut mine	100%
79	Colombia	Cerrejón	Export coal mine in La Guajira province	33.3%
80	South Africa	Energy Coal South Africa	Three energy coal mines	84–100%
81	US	New Mexico Coal	Mine-mouth operations	100%

BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 - 9

Section 2

BHP Billiton operates nine Customer Sector Groups (CSGs), aligned with the commodities we extract and market. The nine CSGs are Petroleum, Aluminium, Base Metals, Diamonds and Specialty Products, Stainless Steel Materials, Iron Ore, Manganese, Metallurgical Coal and Energy Coal.

CSG Performance

- Record annual production at 14 of our assets, including Western Australia Iron Ore, GEMCO, TEMCO, Illawarra Coal, Hunter Valley Energy Coal, Minerva and Worsley (all Australia), Escondida (Chile), Samarco and Alumar (both Brazil), Samancor (South Africa), Cerrejón Coal (Colombia), Zamzama (Pakistan) and Paranam (Suriname).
- Record production in seven commodities, including petroleum, copper, iron ore, manganese ore and alloy, alumina and molybdenum. Annual production also increased in crude oil and condensate, uranium, lead, zinc, silver and diamonds.
- We continue to develop and deliver world-class projects that add significant shareholder value. First product was delivered from 10 major projects across five commodities during the year. A further seven major projects spanning four commodities were approved by the Board for development during the period.



Stybarrow, Australia

10 – BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

Four new Petroleum projects were brought online in FY2008: Genghis Khan, Atlantis, Stybarrow and Zamzama Phase II. We also have a deep portfolio of projects for future growth. J Michael Yeager Petroleum Underlying EBIT increased 82.1% US$ million Revenue 9,547 Underlying EBIT 5,489 Capital expenditure 2,116 Net operating assets 8,936 Atlantis, Gulf of Mexico The production of 129.5 million barrels of oil equivalent (boe), a 13 per cent year-on-year volume growth, puts us well on our way to achieving an expected annual compound growth rate of 10 per cent over the next four to five years. Of equal significance is the fact that we are growing volumes in a high-demand environment and in some of the safest and most fiscally stable countries in the world. Our disciplined approach enabled us to achieve 93.8 per cent production uptime versus maximum daily possible production. Petroleum unit operating costs were held at US$4.92 per boe, which when adjusted for foreign exchange is lower than FY2007. Four new projects were brought online in FY2008: Genghis Khan, Atlantis, Stybarrow and Zamzama Phase II. We’ve also built a deep portfolio of growth projects that will carry us forward.
Petroleum achieved 117 per cent reserve replacement during FY2008. We made our largest exploration discovery in the last five years with the discovery of the Thebe field offshore of Western Australia. We significantly increased our acreage position, especially in the Gulf of Mexico where we were successful in two lease sales, and we are now actively exploring in nine countries. FY2008 saw the best safety performance ever achieved in Petroleum, with only three Lost Time Incidents (LTIs) and zero fatalities for the year. The improved LTI rate, compared to six LTIs for FY2007 and 20 LTIs in FY2006, was achieved during a period of greater drilling and project construction activity levels. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 11

Annual production and sales records for alumina were achieved for the second consecutive year. All alumina operations achieved record annual output. Jon Dudas Aluminium Underlying EBIT decreased (21.1)% US$ million Revenue 5,746 Underlying EBIT 1,465 Capital expenditure 556 Net operating assets 6,364 Aluminium ingots
Record alumina production 4.6 mt Annual production and sales records for alumina were achieved for the second consecutive year. All alumina operations achieved record annual output. Worsley operated consistently above the expanded nameplate capacity. Southern African smelter aluminium production operated at reduced levels to comply with the region’s mandatory reduction in power consumption. Mozal, Mozambique This was in part offset by record annual aluminium production from Alumar. The Efficiency and Growth expansion project at Worsley Alumina in Western Australia was approved for an estimated capital investment of US$1.9 billion (BHP Billiton share 86 per cent). The expansion project will lift capacity of the Worsley refinery from 3.5 million tonnes per annum (mtpa) of alumina to 4.6 mtpa (100 per cent capacity) through expanded mining operations, additional refinery capacity and upgraded port facilities. Record Underlying EBIT of US$7,989 million was achieved, as new and increasing production was delivered during a period of high prices. Diego Hernandez Base Metals Underlying EBIT increased 16.2% US$ million Revenue 14,774 Underlying EBIT 7,989 Capital expenditure 989 Net operating assets 11,159 Copper cathode sheets Record copper production 1,375 kt We achieved our third consecutive year of record copper production, as Spence and Escondida Sulphide Leach continued to ramp up and Pinto Valley operations commenced. Record Underlying EBIT of US$7,989 million was achieved, as new and increased production was delivered during a period of high prices. Escondida, Chile Growth opportunities within the CSG are reflected through a robust project pipeline, for example, the Cannington Life Extension Project and Olympic Dam expansion.
Exciting results from exploration of the Escondida mining lease are being obtained in areas close to existing infrastructure and processing facilities, including the new Pampa Escondida discovery. 12 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

Operating performance at our EKATI Diamond Mine in Canada was strong, while the acquisition of Anglo Potash Limited enhances our diversification. Graham Kerr Diamonds and Specialty Products Underlying EBIT decreased (4.1)% US$ million Revenue 969 Underlying EBIT 189 Capital expenditure 123 Net operating assets 1,694 Gem quality rough diamonds more than 7,000 km2 of potash exploration permits Operating performance at our EKATI Diamond Mine in Canada was strong. The Koala underground project was completed ahead of schedule and under budget and is now ramping up strongly. EKATI Diamond Mine, Canada
The acquisition of Anglo Potash Limited was completed on 10 July 2008. This has given us full ownership of more than 7,000 square kilometres of highly prospective exploration permits in the immediate vicinity of existing major Saskatchewan potash mines. Potash will further enhance our diversification. We increased our exploration and development activities in diamonds (Angola), potash (Canada) and titanium minerals (Mozambique). In the current financial year, we commissioned three major projects: Ravensthorpe, the Yabulu Expansion and Cliffs. Jimmy Wilson Stainless Steel Materials Underlying EBIT decreased (65.3)% US$ million Revenue 5,088 Underlying EBIT 1,275 Capital expenditure 1,191 Net operating assets 7,275 Cerro Matoso, Colombia 3major projects commissioned In the current financial year, we commissioned three major projects: Ravensthorpe, the Yabulu Expansion and Cliffs. Underlying EBIT was down 65.3 per cent mainly due to lower average London Metal Exchange prices and volume across all operations. Higher operating costs had an adverse impact on Underlying EBIT and were largely due to a strengthening Australian dollar and higher charges for fuel, energy and labour reflecting industry-wide cost pressures.
Sales volumes decreased for the year reflecting lower production volumes due to an industrial stoppage at Cerro Matoso, wet weather interruptions at Yabulu, scheduled maintenance across all operations and a furnace rebuild at the Kalgoorlie Nickel Smelter, offset by strong production from the Kwinana Nickel Refinery. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 13

Record production and increasing global demand contributed to Iron Ore increasing its Underlying EBIT to US$4,631 million, up 69.8 per cent. Ian Ashby Iron Ore Underlying EBIT increased 69.8% US$ million Revenue 9,455 Underlying EBIT 4,631 Capital expenditure 1,832 Net operating assets 6,794 Iron ore 8th consecutive production record for Western Australia Iron Ore Record production and increasing global demand contributed to Iron Ore increasing its Underlying EBIT to US$4,631 million, up 69.8 per cent.
A consecutive eighth production record was achieved at our Western Australia Iron Ore operation. Production was 103.8 million wet tonnes, an increase of 13.3 per cent on the previous financial year. Newman, Western Australia Iron Ore, Australia
Rapid Growth Project 3 (RGP3) was completed and has delivered an additional 20 mtpa of capacity, bringing the total installed capacity in the Western Australia Iron Ore business to 129 mtpa. The third pellet plant at Samarco in Brazil was successfully completed, increasing capacity by an additional 7.6 mtpa. During FY2008, we awarded a five-year, A$300 million mining contract to Ngarda Civil and Mining as part of our ongoing commitment to support Indigenous communities in the Pilbara. Higher sales, record ore and alloy production and higher prices for the year have driven Manganese Underlying EBIT up 549.8 per cent to a record US$1,644 million. Peter Beaven Manganese Underlying EBIT increased 549.8%
US$ million Revenue 2,912 Underlying EBIT 1,644 Capital expenditure 155 Net operating assets 1,154 Manganese ore mtpa 2.0 of added capacity from future expansion projects Higher sales, record ore and alloy production and higher prices for the year have driven Manganese Underlying EBIT up 549.8 per cent to a record US$1,644 million.
Production records were achieved despite the impact of the South African power crisis. GEMCO, Australia The Groote Eylandt expansion, which will deliver an additional one mtpa of concentrate (100 per cent, or about 0.6 mtpa BHP Billiton share), was approved during the period. Two expansion projects in South Africa will add one mtpa of capacity (100 per cent, or about 0.6 mtpa BHP Billiton share) for less than US$50 million capital expenditure (BHP Billiton share). 14 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

Illawarra Coal opened the A$30 million West Cliff Ventilation Air Methane Project (WestVAMP), a world first greenhouse gas reduction initiative that generates commercial power from mine ventilation air. Dave Murray Metallurgical Coal Underlying EBIT decreased (24.9)% US$ million Revenue 3,941 Underlying EBIT 937 Capital expenditure 500 Net operating assets 2,647 Hay Point Coal Terminal, BMA, Australia Increased capacity at Hay Point to mtpa 44 The Free On Board prices for Peak Downs and other similar BMA metallurgical coking coal products increased by more than 200 per cent compared to 2007 levels. Annual production at BMA operations was impacted by two extraordinary flood events. Force majeure was declared on 24 January 2008 and lifted on 5 June 2008. Operations are recovering strongly from the flood events. Our growth pipeline continues to progress with stage one development of Maruwai approved into execution phase, Daunia approved into feasibility stage and BMA entering an agreement to acquire 100 per cent of the New Saraji Project from New Hope Corporation Limited. The BMA owned Hay Point Terminal has increased capacity to 44 mtpa, following a significant expansion program.
Illawarra Coal opened the A$30 million West Cliff Ventilation Air Methane Project (WestVAMP), a world first greenhouse gas reduction initiative that generates commercial power from mine ventilation air. Record annual production was achieved for the third consecutive year at Cerrejón Coal and the second consecutive year at Hunter Valley Energy Coal. We also achieved record quarterly production at New Mexico Coal. Dave Murray is also President of Energy Coal Energy Coal Underlying EBIT increased 119.8% US$ million Revenue 6,560 Underlying EBIT 1,057 Capital expenditure 438 Net operating assets 1,999 Hunter Valley Energy Coal, Australia Record Underlying EBIT for FY2008 Record annual production was achieved for the third consecutive year at Cerrejón Coal and the second consecutive year at Hunter Valley Energy Coal. Production at New Mexico Coal for the June 2008 quarter reached an all time high following the longwall move at San Juan (US). Underlying EBIT was a record for the CSG, driven by higher export prices in both the Atlantic and Pacific markets. The Klipspruit Project was approved, which involves the expansion of the mine capacity from 4.8 mtpa to eight mtpa and the construction of a 16 mtpa coal processing plant in a 50:50 joint venture with Anglo Coal. We invested in the Newcastle Coal Infrastructure Group Pty Ltd (NCIG) (BHP Billiton share 35.5 per cent), which involves the construction of a 30 mtpa export coal loading facility with a future option to expand to 66 mtpa. The Douglas-Middelburg Optimisation Project was approved to maintain export thermal coal production at 10 mtpa and domestic production at 8.5 mtpa. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 15

Section 3 Resourcing the future For several years now, emerging Asian economies have accounted for a substantial proportion of global growth. This year, China alone will account for more global growth than has the United States and this growth will drive the course of the world economy for years to come. As part of achieving remarkable rates of economic growth, China is successfully reducing poverty across its population of more than one billion people. To achieve this growth, China and other fast-developing economies rely on natural resources that, for the most part, they have to import. These resources include iron ore, copper, nickel, alumina, manganese, coal, oil and gas. BHP Billiton produces and supplies the developing economies with these natural resources. As the world’s leading resources company, we are central to the growth of the world’s developing economies. We really are resourcing the future. Shanghai, China 16 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

The world is confronting supply constraints for energy and mineral resources. We are continuing our efforts to meet these needs through a deep inventory of growth options. Our primary objective is to deliver the projects that will provide greater amounts of our products, as fast as possible, to a resources-hungry world. Alberto Calderon Group Executive and Chief Commercial Officer The economic growth of China is seeing the greatest move of people from rural areas to cities in the history of the world. Existing cities are growing and new ones are being created. In 2005, China had 84 major cities with populations of at least 1.5 million people. By 2020, the number of major Chinese cities is expected to reach 143. This growth has huge implications for the world’s minerals, metals and energy sectors. It explains why we are so bullish on the long-term demand growth for all our products and why BHP Billiton is positioned to benefit from this demand. We are the only natural resources company to offer a full range of mineral and energy products. China needs increasing amounts of iron ore, manganese, copper, nickel, alumina and metallurgical coal. It also needs oil, gas, energy coal and uranium. We produce and supply all these commodities. Other growing Asian economies have their own requirements. For example, India is growing at a rate of around nine per cent per annum and is a strong consumer of our metallurgical coal, which it uses with its own domestic sources of iron ore to make steel. India also buys copper concentrates, manganese ores and energy coal from us to support its economic growth and development. This unprecedented demand brings opportunities for our industry, but it has also created challenges. The world is confronting supply constraints for both energy and mineral resources. While there are enough resources to satisfy the world’s appetite, the industry has not moved quickly enough to meet the growth in demand. Our primary objective is to deliver the projects that will provide greater amounts of our products, as fast as possible, to a resources-hungry world. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 17

Section 3 World-classassets World-class operations are the centrepiece of our strategy. These operations have large resource bases that will support many decades of operations, are low cost to operate, easily expandable, at the upstream end of the production process and produce products that are sold into world markets. Today, we have around 100 operations across the globe. Western Australia Iron Ore, Australia 18 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

Our portfolio changes have transformed BHP Billiton into an upstream-focused business. We now own and operate a world-class suite of large, low-cost, long-life, diversified resources. Our assets are increasingly focused in products that are the primary beneficiaries of world demand. Marcus Randolph
Group Executive and Chief Executive Ferrous and Coal We see our portfolio of assets as dynamic. We look for every opportunity to upgrade both the quality of our assets and to increase our exposure to those products that we think have especially attractive fundamentals. The outcome of this approach has been dramatic changes to our portfolio since the merger of BHP and Billiton in 2001. Over the last seven years, we have divested entire downstream businesses such as steel, stainless steel and our US metals distribution business. We’ve also sold our entire chrome and phosphate businesses. In each of these cases, we saw the business sector as strategically unattractive. The capital from exiting these ventures was redeployed into high-quality assets that fit with our core strategy. These investments include the acquisition of the world-class Olympic Dam copper and uranium mine, the announcement of a plan to triple our iron ore production and a substantial acquisition in our metallurgical coal business. We are also developing a major resource position in potash, which we see as the beginning of what we believe will become another major business segment for us over the coming decade. These portfolio changes have transformed BHP Billiton into an upstream-focused business. We now own and operate a world-class suite of large, low-cost, long-life, diversified resources. Our assets are increasingly focused in products that are the primary beneficiaries of world demand. The mining and energy industries are currently experiencing unparalleled demand as the developing world industrialises. While our products are performing well in the current business environment, it is the world-class assets that underpin these product groups that deliver our outstanding profit margins. It is these profit margins that provide, ultimately, the core of our value proposition for our shareholders. MARKETING A great business must be based on providing customers with what they want. That means reliably meeting commitments for product specifications and delivery schedules, and doing so at a fair price. Our customers are spread globally, with revenue distribution by region of approximately 24 per cent from Europe, 20 per cent from China, 29 per cent from elsewhere in Asia, 10 per cent from Australia, eight per cent from North America, with the remainder of customers located in South America, southern Africa and elsewhere. To most effectively service our customers, we have Marketing hubs in Singapore, The Hague and Antwerp, from where our Marketing personnel work directly with our customers to help meet their varied requirements. THE FUTURE We currently hold the world’s leading position in the diversified resources industry. However, our business is changing, largely based on the demands of the developing world, including China. To continue to grow, these countries need us to expand our supply of natural resources. This need for growth is core to our strategy of holding expandable, long-life assets. Many of what will become our world-class operating assets of the future are in our project pipeline now. About 85 per cent of the projects in our pipeline, that are currently in either execution or feasibility, are expansions of existing operations, meaning we are already familiar with each resource’s unique characteristics and the issues associated with developing them further. This provides us with an immediate, low-cost and low-risk means of increasing output. We also grow through exploration, but prefer to progress discoveries near our existing assets and infrastructure more so than discoveries in new countries. That said, we need to do both and the global reach of BHP Billiton ensures that we have the capability to successfully build and operate complex resource projects anywhere in the world. Finally, we need to grow through acquisition, particularly when the target has assets that bring substantial synergies with our existing businesses and operations. At the time of publication of this Review, we are pursuing a takeover of another major resources company, Rio Tinto. At the heart of our desire to combine the two companies is the value achievable by bringing together the complementary portfolio of these two great companies. Rio Tinto is a very close fit with our Group. Its strategy, culture and asset portfolio are very similar to our own. In many cases, our operations are adjacent to each other. Combining our companies will enable us to unlock value beyond what is achievable from either portfolio alone. WORLD-CLASS ASSETS
Our assets include around 100 operations spanning 25 countries. Whether we’re talking about Escondida, one of the world’s largest copper mines located in the Atacama Desert in northern Chile; Mozal, our aluminium smelter in Mozambique; or Mt Whaleback, one of our iron ore mines in the Pilbara in the Western Australian outback; our focus is on large, long-life, low-cost, upstream, expandable and export-oriented assets. 100 operations 25 countries BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 19

Section 3 Respected Our people
Our people, both employees and contractors, are the foundation on which all our activities rest. Our success relies on identifying, recruiting, training, developing and retaining a talented, diverse, mobile and motivated workforce.
Sarah Chinner, Olympic Dam, Australia Zacarias Mussane, Mozal, Mozambique 20 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

The value we generate from natural resources helps drive sustainable economic growth and contributes to sustainable development within communities that host our operations. Karen Wood Group Executive and Chief People Officer In order to deliver on our aspiration to be the world’s best resources company, we need to act in a consistent manner according to our Charter values, with clear strategic intent and in line with a defined operating model. Together with strong leadership, these elements constitute our way of doing things: The BHP Billiton Way. Our operating model is designed to clearly define our respective accountabilities. Specifically, it articulates the relationship between, and responsibilities of, the Group Functions, Minerals Exploration, our Customer Sector Groups and Marketing. Strong leadership is a cornerstone of success for any organisation. Our leadership model is designed to foster superior performance that allows each of our employees to start the day with a sense of purpose and end it with a sense of accomplishment. We remain committed to helping our people reach their full potential, achieve job satisfaction and maximise their contribution. During the year, we consolidated our approach to talent management and have focused on strengthening our talent pipeline. KEEPING OUR PEOPLE SAFE We continue to make safety our priority. Despite our efforts, 11 of our colleagues lost their lives while working for BHP Billiton during FY2008. In the year ahead, we will continue to strive to deliver on our obligation to ensure that each of our people goes home safely at the end of each day. Good safety starts with good leadership and our safety programs are directly tied to our leadership model. Learning from experience is critical and we encourage the reporting of all actual or potential incidents. Sites are also required to adhere to our Fatal Risk Control Protocols that establish minimum performance expectations for managing potential fatal risks associated with our common activities. Our primary safety performance measure is our Total Recordable Injury Frequency Rate, a measure of incidents resulting in lost time per million hours worked. In FY2008, we improved this rate by 20 per cent from 7.4 in FY2007 to 5.9. Our target is a 50 per cent reduction by 30 June 2012; achieving this target will deliver a rate considered to be a world-class level of performance. PEOPLE – OUR FUTURE
We continue to attract and retain skilled people despite a tight labour market across the resources sector. We are committed to open, honest and productive relationships based on our Charter values, to providing a healthy and safe workplace, and to assisting our people in their personal development. We also see our attractiveness as an employer of choice being enhanced by the diverse geographic and role opportunities available to our employees. 41,000 employees 61,000 contractors Employees by Region FY2008 Australia and Asia 37% South Africa 27% South America 22% North America (incl. Canada) 7% Rest of world 6% Europe (incl. UK) 1% Contractors by Region FY2008 Australia and Asia 41% South America 28% Europe, Africa and Middle East 25% North America 6% BHP BILLITON’S BEIJING 2008 OLYMPIC GAMES A commitment to our people was at the heart of our Beijing 2008 Olympic and Paralympic Games sponsorship. Not only was the excitement of the Games experienced by the 13,000 staff that contributed to the production of the Beijing medals, but almost 50,000 members of BHP Billiton’s workforce, including contractors, spread over 25 countries, celebrated our sponsorship by attending one of 150 Company events, each with an Olympic theme. A number of Olympic-based reward and recognition programs were also established to support the delivery of important health, safety and behavioural messages across the Company, including our absolute commitment to Zero Harm. For example, Ximena Chacon (pictured), from our Spence operation in Chile, was one of 10 employees selected to run with the Olympic Torch in China as a reward for strong commitment to our Charter values. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 21

Sharing value
By supplying the building blocks for growth, our industry has contributed to improved socio-economic circumstances and opportunities for many people. Along with host governments, business partners and employees, we share the responsibility to ensure all our key stakeholders derive value from our activities and that we contribute to the long-term sustainability of our host communities. Mondulkiri Province, Cambodia 22 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

The value we generate from natural resources helps drive sustainable economic growth and contributes to sustainable development within communities that host our operations. J Michael Yeager Group Executive and Chief Executive Petroleum We continue to play an important role in social development through employment and training opportunities, infrastructure provision, local business development and payment of taxes and royalties in our host countries. We maintain our commitment to invest one per cent of BHP Billiton’s pre-tax profits, on a three-year rolling average, in community-based projects. During FY2008, our contribution increased by US$37.6 million from the previous year to US$141.0 million, with major resources channelled to improving access to quality education and addressing major health issues, such as malaria and HIV/AIDS. Our priority is to support projects that provide long-term benefits to host communities, regardless of our continuing presence. For example, our community engagement in Mondulkiri Province, Cambodia (pictured opposite), will provide ongoing benefit regardless of the outcome of our exploration program. Through our Matched Giving Program, we direct a proportion of the Company’s social investment to organisations that our employees choose. During FY2008, the Company contributed US$4.8 million to these organisations by matching employee donations, fundraising and volunteering. This is a significant increase from the previous year. ENVIRONMENT AND CLIMATE CHANGE Our challenge is to meet the growing global demand for resources while addressing the challenges of climate change, achieving sustainable supply and ensuring effective environmental protection. The Company’s participation in the climate change agenda is evolving as we continue to follow developments in economics, public policy and the carbon footprint of our business. Our new five-year targets, which we report on for the first time this year, reflect our intent to further reduce the energy and greenhouse gas intensity of our business. We are also working with others to find technological solutions to manage our emissions and to address the impact of our products in relation to climate change. COMMUNITY PROGRAMS IN CAMBODIA
In Mondulkiri Province, Cambodia, BHP Billiton is conducting a bauxite exploration program. As part of our community engagement in the region, we are supporting initiatives designed to leave long-lasting, positive community benefits. We have assisted the Danish Red Cross working in Cambodia with funding to provide safe drinking water and training on, and supply of, household water treatment filters. Red Cross volunteers are being trained and are operating in five villages. New boreholes have also been drilled to establish access to fresh water. WestVAMP, Illawarra Coal, Australia WORLD’S FIRST POWER PLANT FUELLED BY COAL MINE VENTILATION AIR At BHP Billiton Illawarra Coal’s West Cliff Mine, in New South Wales, Australia, ventilation air containing dilute methane is being used to generate electricity commercially. A world-first development by BHP Billiton and its technology provider, MEGTEC Systems, the A$30 million plant generates some six megawatts of electricity per hour while reducing greenhouse gas emissions. The potential for this technology was recognised by the United States Environment Protection Agency with an award in May 2008. US$ 141M invested in community based projects US$ 4.8M employee matched giving Greater detail on our sustainability performance is available in the Summary and Full Sustainability Reports, which you can access through our website at www.bhpbilliton.com/sustainabledevelopment. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 23

Section 3 Growth Since BHP Billiton was formed in 2001, we have delivered continued growth in the production volume of our commodities, across our diversified portfolio. In FY2008 we continued our unbroken record of increasing overall volume growth. For the next five years, our forecast volume growth is around seven per cent a year, reflecting a robust expansion pipeline. About 45 per cent of our forecast growth in this period will be in our steelmaking materials, being iron ore, metallurgical coal and manganese. Our energy products are expected to account for 37 per cent of volume growth. Non-ferrous materials, which include copper, nickel and alumina, will comprise around 18 per cent of volume growth. Most of our growth in the next five years will come from expanding existing operations, using new technologies, in geographies with which we are familiar. We currently have 28 projects in either execution or feasibility, which represents an expected capital investment of US$24.8 billion. Looking further ahead, we have growth opportunities that span our range of current commodities, and we will introduce new products to our range, in particular our potash project in Canada (see page 25). Our medium-term growth options represent an expected capital commitment in excess of US$90 billion. US$ 115B total project pipeline Shenzi, Gulf of MexicoRavensthorpe Nickel Operations, Australia 24 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

Olympic Dam, Australia On the basis of a three-year drilling campaign, we’ve determined Olympic Dam is the fourth-largest copper deposit, the fifth-largest gold deposit and the largest uranium deposit in the world. It is against this backdrop that we are examining a staged expansion of our Olympic Dam operation. CASE STUDY: OLYMPIC DAM, AUSTRALIA Olympic Dam could well turn out to be the world’s greatest polymetallic orebody. On the basis of a three-year drilling campaign, we’ve determined it is the fourth-largest copper deposit in the world and the fifth-largest gold deposit. It is also the largest uranium deposit in the world; simply put, it is without peer in the uranium world. With demand for uranium increasing as nations seek to respond to greenhouse challenges and energy needs, Olympic Dam, together with other energy products in our portfolio, will help to meet the world’s growing energy needs. It is against this backdrop that we are examining a staged expansion of our Olympic Dam operation. We are planning for several expansion phases that will ultimately see copper production rise from 180,000 to 730,000 tonnes per annum and uranium production rise from 4,000 to 19,000 tonnes per annum. Olympic Dam is already a successful operating mine. Applying our knowledge and confidence to a staged brownfield expansion will help to simplify the expansion and reduce the cost and risk compared to greenfield equivalents. CASE STUDY: POTASH, CANADA BHP Billiton has accumulated more than 7,000 square kilometres of prospective potash exploration ground in Saskatchewan and Manitoba, Canada. This land position and the fundamentals of the potash industry provide an excellent fit with BHP Billiton’s corporate strategy. Our first opportunity in the area, known as the Jansen Project, envisages the development of an underground mining operation, processing plant and associated infrastructure. The project is being assessed to determine its optimal production rate, expected to be between four and eight million tonnes of KCl (potash product) per annum, over at least 50 years. While we’re conducting the Jansen study, we plan to pursue other potash projects in the region. We take the view that the demand for agricultural commodities such as potash, one of the key mined components of fertiliser, will increase in tandem with the industrialisation of emerging economies. Our land position provides for a large, long-life, low-cost and expandable resource that is export oriented. We have the complementary skill sets necessary to develop the operations (underground, bulk commodity, soft rock mining experience) on an optimal basis and expect to be a major player in the industry within the next 10 years. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 25

Don Argus Marius Kloppers Paul Anderson Alan Boeckmann John Buchanan Carlos Cordeiro David Crawford Gail de Planque David Jenkins David Morgan Jacques Nasser Keith Rumble John Schubert Jane McAloon
Group Company Secretary 26- BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

Section 4 4 BOARD OF DIRECTORS AND GROUP MANAGEMENT COMMITTEE 4 BOARD OF DIRECTORS AND GROUP MANAGEMENT COMMITTEE 4.1 Board of Directors Don Argus ao, sf fin, fcpa, 70 Term of office: Director of BHP Limited since November 1996 and Chairman since April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Argus was last re-elected in 2007 and, in accordance with the Group’s policy described under ‘ Tenure’ in section 5.3.5 of this Annual Report, is retiring and standing for re-election in 2008. Independent: Yes Skills and experience: Don Argus has considerable experience in international business and a strong management background. He has more than 40 years’ experience in the banking industry and is a former Managing Director and CEO of the National Australia Bank Limited. Other directorships and offices (current and recent): · Director of Australian Foundation Investment Company Limited (since May 1999) · Former Chairman of Brambles Limited (from September 1999 to February 2008) and a Director (from May 1999 to February 2008) · Member of the International Advisory Council of Allianz Aktiengesellschaft (since April 2000) · Member of International Advisory Committee to the New York Stock Exchange Board of Directors (since November 2005) Board Committee membership: • Chairman of the Nomination Committee MariuS KlopperS BE (Chem), MBA, PhD (Materials Science), 46 Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since January 2006. Mr Kloppers was appointed Chief Executive Officer on 1 October 2007. He was appointed Group President Non-Ferrous Materials and executive Director in January 2006 and was previously Chief Commercial Officer. Mr Kloppers was elected in 2006. Independent: No Skills and experience: Marius Kloppers has extensive knowledge of the mining industry and of BHP Billiton’s operations. Active in the mining and resources industry since 1993, he was appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, including Chief Operating Officer and General Manager of Hillside Aluminium. Other directorships and offices (current and recent): None Board Committee membership: None Paul Anderson b s (Mech Eng), mba, 63 Term of office: Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. He was the Chief Executive Officer and Managing Director of BHP Limited from December 1998 until June 2001 and of BHP Billiton Limited and BHP Billiton Plc from June 2001 until July 2002. He was a non-executive Director of BHP Billiton Limited and BHP Billiton Plc from July to November 2002. Mr Anderson was last elected in 2006 and is retiring and standing for re-election in 2008. Independent: Yes Skills and experience: Paul Anderson has an extensive background in natural resources and energy and, as one of the architects of the merger that created BHP Billiton, has a deep understanding of the strategy behind the Group’s success. He is Chairman of Spectra Energy Corporation and retired as Chairman of Duke Energy Corporation in January 2007 where he had more than 20 years’ experience at Duke Energy and its predecessors. Other directorships and offices (current and recent): · Chairman of Spectra Energy Corporation (since January 2007) · Former Director of Qantas Airways Limited (from September 2002to April 2008) · Former Chairman of Duke Energy Corporation (from November 2003 to January 2007) and former Chief Executive Officer (from November 2003 to April 2006) · Former Director of Temple Inland Inc (from February 2002 to May 20 04) · Member of the US President’s Council of Advisors on Science and Technology Board Committee membership: • Member of the Sustainability Committee Alan Boeckmann be (Electrical Eng), 60 Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since September 2008. Mr Boeckmann will seek election at the 2008 Annual General Meetings. Independent: Yes Skills and experience: Man Boeckmann is currently Chairman and Chief Executive Officer of Fluor Corporation, USA, having originally joined Fluor in 1974. He holds non-executive directorships with Archer Daniels Midland and Burlington Northern Santa Fe Corporation. Mr Boeckmann has extensive experience in running large-scale international industrial companies and experience in the oil and gas industry. He has global experience in engineering, procurement, construction, maintenance and project management across a range of industries, including resources and petroleum. Other directorships and offices (current and recent): · Chairman and CEO of Fluor Corporation (since February 2002) · Director of Archer Daniels Midland Company (from November 2007 to November 2008) · Director of Burlington Northern Santa Fe Corporation (since September 2001) Board Committee membership: None John Buchanan BSc, MSc (Hons 1), PhD, 65 Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Dr Buchanan has been designated as the Senior Independent Director of BHP Billiton Plc since his appointment. Dr Buchanan was last re-elected in 2006 and is retiring and standing for re-election in 2008. Independent: Yes Skills and experience: Educated at Auckland, Oxford and Harvard, John Buchanan has had a wide international business career gained in large and complex international businesses. He has substantial experience in the petroleum industry, and knowledge of the international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive director and Group CFO of BP, serving on the BP Board for six years. Other directorships and offices (current and recent): · Chairman of Smith & Nephew Plc (since April 2006) and Former Deputy Chairman (from February 2005 to April 2006) · Chairman of ICC UK (since May 2008) · Director of AstraZeneca Plc (since April 2002) · Senior Independent Director and Deputy Chairman of Vodafone Group Plc (since July 2006) and Director (since April 2003) Board Committee membership: · Chairman of the Remuneration Committee · Member of the Nomination Committee · BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 27

4 BOARD OF DIRECTORS AND GROUP MANAGEMENT COMMITTEE continued Carlos Cordeiro ab, mba, 52 Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Mr Cordeiro was last re-elected in 2007. Independent: Yes Skills and experience: Carlos Cordeiro brings to the Board more than 25 years’ experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc. Other directorships and offices (current and recent): · Non-executive Advisory Director of The Goldman Sachs Group Inc (since December 2001) · Non-executive Vice Chairman of Goldman Sachs (Asia) (since December 2001) Board Committee membership: • Member of the Remuneration Committee David Crawford BComm, llb, fca, fcpa, faicd, 64 Term of office: Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Crawford was last re-elected in 2007 and, in accordance with the Group’s policy described under’ Tenure’ in section 5.3.5 of this Annual Report, is retiring and standing for re-election in 2008. Independent: Yes Skills and experience: David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was previously Australian National Chairman of KPMG, Chartered Accountants. The Board has nominated Mr Crawford as the financial expert of the Risk and Audit Committee for the purposes of the US Securities and Exchange Commission Rules, and is satisfied that he has recent and relevant financial experience for the purposes of the UK Listing Authority’s Combined Code. Other directorships and offices (current and recent): · Chairman of Lend Lease Corporation Limited (since May 2003) and Director (since July 2001) · Chairman of Foster’s Group Limited (since November 2007) and Director of Foster’s Group Limited (since August 2001) · Former Director of Westpac Banking Corporation (from May 2002 to December 2007) · Former Chairman of National Foods Limited (Director from November 2001 to June 2005) Board Committee membership: • Chairman of the Risk and Audit Committee Gail de Planque AB (Mathematics), MS (Physics), PhD (Env Health Sciences), 63 Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since 19 October 2005. The Hon E Gail de Planque was last re-elected in 2007. Independent:Yes Skills and experience: Gail de Planque is an expert in nuclear technology and has over 40 years’ experience as a physicist, adviser and regulator in the field of nuclear energy. She also has significant experience as a non-executive director of global energy companies and is a consultant on atomic energy matters. She is a former Commissioner of the United States Nuclear Regulatory Commission, a former Director of the Environmental Measurements Laboratory of the US Department of Energy, a Fellow and former President of the American Nuclear Society, a fellow of the American Association of the Advancement of Science and a Member of the US National Academy of Engineering. Other directorships and offices (current and recent): · Director of Northeast Utilities (since October 1995) · Director of Energy Solutions, Inc (since November 2007) · President of Strategy Matters Inc (since March 2000) · Director of Energy Strategists Consultancy Ltd (since May 1999) · Former Director of TXU Corporation (from February 2004 to February 2007) · Former Director of BNFL Plc (from November 2000 to March 2005) and of BNG America Inc (from March 1995 to March 2006) · Former Director of Landauer Inc (from December 2001 to June 2008) Board Committee membership: · Member of the Sustainability Committee · Member of the Remuneration Committee David Jenkins ba, PhD (Geology), 69 Term of office: Director of BHP Limited since March 2000. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Jenkins was last re-elected in 2007. Independent:Yes Skills and experience: David Jenkins is a recognised authority on oil and gas technology. He was previously Chief Geologist, Director Technology and Chief Technology Advisor to BP Plc. He was also a member of the Technology Advisory Committee of the Halliburton Company and the Advisory Council of Consort Resources and Chairman of the Energy Advisory Panel of Science Applications International Corporation. Other directorships and offices (current and recent): · Director of Chartwood Resources Ltd (since November 1998) · Director of Mintaka International (Oil & Gas) Limited (previously Orion International (Oil & Gas) Ltd) (since March 2005) · Director of Orion International Petroleum Limited (previously Director of Orion International Petroleum (Gibraltar) Limited) (since June 2007) · Director of Orion Sangaw North Limited (since July 2008) Board Committee membership: · Member of the Remuneration Committee · Member of the Risk and Audit Committee 28 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

David Morgan BEc, MSc, PhD, 61 Term of office: Director of BMP Billiton Limited and BHP Billiton Plc since January 2008. Dr Morgan will seek election at the 2008 Annual General Meeting. Independent: Yes Skills and experience: David Morgan was the Managing Director and Chief Executive Officer of Westpac Banking Corporation from March 1999 until January 2008. He has extensive experience in the financial sector, having worked in the International Monetary Fund in Washington DC in the 1970s and the Australian Federal Treasury in the 1980s where he headed all major areas before being appointed Senior Deputy Secretary. Dr Morgan joined Westpac in 1990 where he had responsibility for all major operating divisions including, Westpac Financial Services, Retail Banking, Commercial Banking, Corporate and Institutional Banking and International Banking. Other directorships and offices (current and recent): · Chairman of J C Flowers & Co. Australia (since June 2008) · Former Managing Director and Chief Executive Officer of Westpac Banking Corporation (from March 1999 to January 2008) · Former Chairman of Westpac New Zealand Limited (from September 2006 to December 2007) · Former Director of Westpac New Zealand Limited (from September 2006 to January 2008) · Former Member of Australian Bankers’ Association, Business Council of Australia, ASIC Business Consultative Panel and International Monetary Conference (from March 1999 to January 2008) Board Committee membership: • Member of the Risk and Audit Committee Jacques Nasser ao, bbus, Hon dt, 60 Term of office: Appointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 April 2006 with effect from 6 June 2006. Mr Nasser was last elected in 2006 and is retiring and standing for re-election in 2008. Independent: Yes Skills and experience: Following a 33-year career with Ford in various leadership positions in Europe, Australia, Asia, South America and the US, Jacques Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. He has more than 30 years’ experience in large-scale global businesses. Other directorships and offices (current and recent): · Director of British Sky Broadcasting Ltd (since November 2002) · Partner of One Equity Partners (since November 2002) · Member of the International Advisory Council of Allianz Aktiengesellschaft (since February 2001) · Former Chairman of Polaroid Corporation (from November 2002 to April 2005) · Former Director of Quintiles Transnational Corporation (from March 2004 to November 2007) · Former Director of Brambles Limited (from March 2004 to January 2008) Board Committee membership: • Member of the Risk and Audit Committee Keith Rumble BSc, MSc (Geochemistry), 54 Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since September 2008. Mr Rumble will seek election at the 2008 Annual General Meetings. Independent’s Skills and experience: Keith Rumble was until recently Chief Executive Officer of SUN Mining, a wholly-owned entity of the Sun Group, a principal investor and private equity fund manager in Russia, India and other emerging and transforming markets. He has over 30 years’ experience in the resources industry, specifically in titanium and platinum mining, and is a former CEO of Impala Platinum (Pty) Ltd and former CEO of Rio Tinto Iron and Titanium Inc. He began his career at Richards Bay Minerals in 1980, and held various management positions, before becoming CEO in 1996. Other directorships and offices (current and recent): · Board of Governors of Rhodes University (since 2005) and Michaelhouse College (since 2002) · Trustee of the World Wildlife Fund, South Africa (since 2006) Board Committee membership: None John Schubert BCh Eng, Ph D (Chem Eng), FIEAust, FTSE, 65 Term of office: Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Schubert was last re-elected in 2006 and is retiring and standing for re-election in 2008. Independent: Yes Skills and experience: John Schubert has considerable experience in the international oil industry, including at CEO level. He has had executive mining and financial responsibilities and was CEO of Pioneer International Limited for six years, where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia. Other directorships and offices (current and recent): · Chairman of Commonwealth Bank of Australia (since November 2004) and Director (since October 1991) · Director of Qantas Airways Limited (since October 2000) · Chairman of G2 Therapies Pty Limited (since November 2000) · Former Chairman and Director of Worley Parsons Limited (from November 2002 until February 2005)
Board Committee membership: · Chairman of the Sustainability Committee · Member of the Nomination Committee Group Company Secretary Jane McAIOOn BEc (Hons), LLB, GDipGov, FCIS, 44 Term of office: Jane McAloon was appointed Group Company Secretary in July 2007 and joined the BHP Billiton Group in September 2006 as Company Secretary for BHP Billiton Limited. Skills and experience: Prior to joining BHP Billiton, Jane McAloon held the position of Company Secretary and Group Manager External and Regulatory Services in the Australian Gas Light Company. She previously held various State and Commonwealth government positions, including Director General of the NSW Ministry of Energy and Utilities and Deputy Director General for the NSW Cabinet Office, as well as working in private legal practice. She is a Fellow of the Institute of Chartered Secretaries.
BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 29

4 BOARD OF DIRECTORS AND GROUP MANAGEMENT COMMITTEE continued
4.2 Group Management Committee Marius Kloppers Alberto Calderon Marcus Randolph Alex Vanselow Karen Wood J Michael Yeager Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 46 Chief Executive Officer and executive Director Chairman of the Group Management Committee Marius Kloppers has been active in the mining and resources industry since 1993 and was appointed Chief Executive Officer in October 2007. He was previously Chief Commercial Officer, Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese and held various positions at Billiton Aluminium, among them Chief Operating Officer and General Manager of Hillside Aluminium. Alberto Calderon PhD Econ, M Phil Econ — Yale University, JD Law, BA Econ — Andes University, 48 Group Executive and Chief Commercial Officer Member of the Group Management Committee Alberto Calderon joined the Group as President Diamonds and Specialty Products in February 2006 and has been in his current position since July 2007. Prior to this, he was Chief Executive Officer of Cerrejón Coal Company from July 2002. His previous positions include President of Ecopetrol, President of the Power Company of Bogotá and various senior roles in investment banking and in the Colombian Government. Marcus Randolph BSc, MBA Harvard Business School, 52 Group Executive and Chief Executive Ferrous and Coal Member of the Group Management Committee Marcus Randolph was previously Chief Organisation Development Officer, President Diamonds and Specialty Products, Chief Development Officer Minerals and Chief Strategic Officer Minerals for BHP Billiton. His prior career includes Chief Executive Officer, First Dynasty Mines, Mining and Minerals Executive, Rio Tinto plc, Director of Acquisitions and Strategy, Kennecott Inc, General Manager Corporacion Minera Nor Peru, Asarco Inc, and various mine operating positions in the US with Asarco Inc. He has been in his current position since October 2005. Alex Vanselow BComm, Wharton AMP, 46 Group Executive and Chief Financial Officer Member of the Group Management Committee Chairman of the Investment Review Committee and Financial Risk Management Committee Alex Vanselow joined the Group in 1989 and was appointed President Aluminium in March 2004 and appointed Chief Financial Officer in March 2006. He was previously Chief Financial Officer of Aluminium, Vice President Finance and Chief Financial Officer of Orinoco Iron CA and Manager Accounting and Control BHP Iron Ore. His prior career was with Arthur Andersen. He has been in his current position since April 2006. Karen Wood BEd, LLB (Hons), FCIS, 52 Group Executive and Chief People Officer Member of the Group Management Committee Chairman of the Global Ethics Panel Karen Wood’s previous positions with BHP Billiton were Chief Governance Officer, Group Company Secretary and Special Adviser and Head of Group Secretariat. She is a member of the Takeovers Panel (Australia), a Fellow of the Institute of Chartered Secretaries and a member of the Law Council of Australia and the Law Institute of Victoria. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited. She has been in her current position since December 2005. J Michael Yeager BSc, MSc, 55 Group Executive and Chief Executive Petroleum Member of the Group Management Committee Mike Yeager joined the Group in April 2006 as Group President Energy. He was previously Vice President, ExxonMobil Development Company with responsibility for major joint venture projects. Other previous roles include Senior Vice President, Imperial Oil Ltd and Chief Executive Officer, Imperial Oil Resources, Vice President Africa, ExxonMobil Production Company, Vice President Europe, ExxonMobil Production Company and President, Mobil Exploration and Production in the US. He has been in his current position since May 2006. 30 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

Section 5
Corporate Governance Statement Contents page 5.1 Governance at BHP Billiton 32 5.2 Shareholder engagement 33 5.3 Board of Directors 33 5.3.1 Role and responsibilities 33 5.3.2 Membership 33 5.3.3 Skills, knowledge, experience and attributes of Directors 34 5.3.4 Chairman 34 5.3.5 Independence 34 5.3.6 Senior Independent Director 35 5.3.7 Terms of appointment 35 5.3.8 Induction and training 35 5.3.9 Independent advice 36 5.3.10 Remuneration 36 5.3.11 Share ownership 36 5.3.12 Meetings 36 5.3.13 Company Secretaries 36 5.4 Board of Directors – Review, re-election and renewal 36 5.4.1 Review 36 5.4.2 Re-election 37 5.4.3 Renewal 37 5.5 Board Committees 37 5.5.1 Risk and Audit Committee Report 38 5.5.2 Remuneration Committee Report 40 5.5.3 Nomination Committee Report 40 5.5.4 Sustainability Committee Report 40 5.6 Risk management 41 5.6.1 Approach to risk management 41 5.6.2 Business risks 41 5.6.3 Risk management governance structure 41 5.7 Management 41 5.7.1 Group Management Committee 41 5.7.2 Other management Committees 42 5.8 Business conduct 42 5.9 Market disclosure 42 5.10 Conformance with corporate governance standards 43 BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 31

5 CORPORATE GOVERNANCE STATEMENT continued

5.1 Governance at BHP Billiton

'BHP Billiton's Corporate Objective is to create long-term value through the discovery, development and conversion of natural resources and the provision of innovative customer and market-focused solutions.

In pursuing the Corporate Objective, we have committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity and respect for others.

Our approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of shareholder value. Our expectations of our employees and those to whom we contract business are set out in our Code of Business Conduct.

This statement outlines our system of governance. Shareholders are reminded that we operate as a single economic entity under a Dual Listed Company (DLC) structure with a unified Board and management. We have primary listings in Australia and the UK and are registered with the US Securities and Exchange Commission and listed on the New York Stock Exchange (NYSE). In formulating our governance framework, the regulatory requirements in Australia, the UK and the US have been taken into account, together with prevailing standards of best practice. Where governance principles vary across these jurisdictions the Board has resolved to adopt what we consider to be the better of the prevailing standards.

It is our view that governance is not just a matter for the Board, a good governance culture must be fostered throughout the organisation.'

Don Argus, Chairman

BHP Billiton Governance Assurance Diagram


Board
(Board Governance Document)
Risk & Audit Committee
Sustainability Committee
Nomination Committee
Remuneration Committee
Delegation
Accountability
Chief Executive Officer
Independent Assurance
External Auditors
Group Audit Services
HSEC Audits
Peer Review Major Projects
Ore/Oil/Gas Reserves Review
Management Governance and Assurance
Key Policies
Charter
Risk Management
Sustainable Development
Resource Planning, Extraction and Development
Human Resources
Key Standards
Conflict of Interest
Code of Business Conduct
Anti Trust
Anti Bribery
Contracts and Commitments
Risk Management
Market Disclosure and US Disclosure Controls
Investment
Information Management
Financial External and Management Reporting
HSEC Management
Human Resources
External Communications
Provision of Other Services by Auditor
Approvals Framework
Key Committees
Group Management Committee
Financial Risk Management Committee
CSG RACs
Investment Review Committee
Disclosure Committee
Global Ethics Panel
Market Risk Management Committee
Key Procedures
Representation Letters
Financial Stewardship Reviews
Investment Evaluation
CSG and Asset Appraisals
Portfolio Risk Management
Securities Dealing

32 - BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

5.2 Shareholder engagement The Board represents the Group’s shareholders and is accountable to them for creating and delivering value through the effective governance of the business. Shareholders vote on important matters affecting the business, including the election of Directors, changes to our constitutional documents, the receipt of annual financial statements and incentive arrangements for executive Directors. Shareholders are encouraged to make their views known to us and to raise directly any matters of concern. The Chairman has regular meetings with institutional shareholders and investor representatives to discuss governance matters and keeps the Board informed of the views and concerns that have been raised. The Chief Executive Officer (CEO), Chief Financial Officer (CFO) and investor relations team meet regularly with institutional shareholders to discuss our strategy, financial and operating performance. The Dual Listed Company structure means that Annual General Meetings of BHP Billiton Plc and BHP Billiton Limited are held in the United Kingdom and Australia around late October and November, respectively, each year. Shareholders are encouraged to attend the Annual General Meetings and to use these opportunities to ask questions. Questions can be registered prior to the meeting by completing the relevant form accompanying the Notice of Meeting or by emailing the Group at investor.relations@bhpbilliton.com. Questions that have been lodged ahead of the meeting, and the answers to them, are posted to our website. The External Auditor attends the Annual General Meetings and is available to answer questions. Shareholders may appoint proxies electronically through our website. The Notice of Meeting describes how this can be done. Proceedings at shareholder meetings and important briefings are broadcast live from our website. Copies of the speeches delivered by the Chairman and CEO to the Annual General Meetings, a summary of the proceedings and the outcome of voting on the items of business are posted to our website following both meetings. 5.3 Board of Directors 5.3.1 Role and responsibilities The Board’s role is to represent the shareholders and it is accountable to them for creating and delivering value through the effective governance of the business. The Board has published a Board Governance Document, which is a statement of the practices and processes the Board has adopted to discharge its responsibilities. It includes the processes the Board has implemented to undertake its own tasks and activities; the matters it has reserved for its own consideration and decision making; the authority it has delegated to the CEO, including the limits on the way in which the CEO can execute that authority; and provides guidance on the relationship between the Board and the CEO. The Board Governance Document can be found at www.bhpbilliton.com/aboutus/governance. The matters that the Board has specifically reserved for its decision are: • the appointment of the CEO and approval of the appointments of direct reports to the CEO · approval of the overall strategy and annual budgets of the business • determination of matters in accordance with the Approvals Framework • formal determinations that are required by the Group’s constitutional documents, by statute or by other external regulation. The Board is free to alter the matters reserved for its decision, subject to the limitations imposed by the constitutional documents and the law. Beyond those matters, the Board has delegated all authority to achieve the Corporate Objective to the CEO, who is free to take all decisions and actions which, in the CEO’s judgement, are reasonable having regard to the limits imposed by the Board. The CEO remains accountable to the Board for the authority that is delegated, and for the performance of the business. The Board monitors the decisions and actions of the CEO and the performance of the business to gain assurance that progress is being made towards the Corporate Objective, within the limits it has imposed. The Board also monitors the performance of the Group through its Committees. Reports from each of the Committees are set out in section 5.5. The CEO is required to report regularly in a spirit of openness and trust on the progress being made by the business. The Board and its Committees determine the information required from the CEO and any employee or external party, including the External Auditor. Open dialogue between individual members of the Board and the CEO and other employees is encouraged to enable Directors to gain a better understanding of our business. Key activities during the year The most important task undertaken by the Board during the year was to consider, and approve, the offers for Rio Tinto. The offers are discussed in more detail in section 1 of this Report. The Board also considered other major business decisions, including capital projects and capital management strategies. Examples of capital projects approved by the Board are: · The Klipspruit Project, part of the Group’s Energy Coal operations in South Africa. This project includes expanding the capacity of the Klipspruit opencast mine (100 per cent BHP Billiton owned) from 4.8 million tonnes per annum (mtpa) to 8 mtpa. The Board approved capital expenditure of approximately US$450 million. · Bass Strait Kipper, a project to produce new supplies of natural gas and liquids through new and existing Bass Strait facilities. The Board approved capital expenditure of approximately US$500 million. The Board is satisfied that it has discharged its obligations as set out in the Board Governance Document. 5.3.2 Membership The Board currently has 13 members. Of these, 12, including the Chairman, are independent non-executive Directors. The non-executive Directors are considered by the Board to be independent of management and free from any business relationship or other circumstance that could materially interfere with the exercise of objective, unfettered or independent judgement. Further information on the process for assessing independence is in section 5.3.5. Mr Charles Goodyear retired from the Board on 30 September 2007 and Dr David Brink retired from the Board on 28 November 2007. Dr David Morgan joined the Board on 1 January 2008, and Mr Alan Boeckmann and Mr Keith Rumble joined the Board on 1 September 2008. The Directors of the Group are: Mr Don Argus AO (Chairman) Mr Marius Kloppers Mr Paul Anderson Mr Alan Boeckmann Dr John Buchanan Mr Carlos Cordeiro Mr David Crawford The Hon E Gail de Planque Dr David Jenkins Dr David Morgan Mr Jacques Nasser AO
Mr Keith Rumble Dr John Schubert BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 33

5 CORPORATE GOVERNANCE STATEMENT continued 5.3.2 Membership continued The biographical details of the Directors are set out in section 4.1 of this Report. Balance of non-executive and executive Directors Independent non-executive Chairman Executive Director
Other independent non-executive Directors 5.3.3 Skills, knowledge, experience and attributes of Directors The Board considers that the executive and non-executive Directors together have the range of skills, knowledge and experience necessary to enable them to effectively govern the business. The non-executive Directors contribute international and operational experience; understanding of the sectors in which we operate; knowledge of world capital markets and an understanding of the health, safety, environmental and community challenges that we face. The executive Director brings additional perspectives to the Board’s work through a deep understanding of the Group’s business. Directors must demonstrate unquestioned honesty and integrity, a preparedness to question, challenge and critique and a willingness to understand and commit to the highest standards of governance. Each Director must ensure that no decision or action is taken that places his or her interests in front of the interests of the business. Directors commit to the collective decision-making processes of the Board. Individual Directors are required to debate issues openly and constructively and be free to question or challenge the opinions of others. The Nomination Committee assists the Board in ensuring that the Board is comprised of high-calibre individuals whose background, skills, experience and personal characteristics will augment the present Board and meet its future needs. Director qualifications Science, 4 Directors Engineering, 4 Directors Business/Finance, 5 Directors Director industry background/experience Energy, 4 Directors Manufacturing, 1 Director Banking/Finance, 4 Directors Engineering, 1 Director Resources, 3 Directors 5.3.4 Chairman The Chairman, Mr Don Argus, is considered by the Board to be independent. He was appointed Chairman of BHP Limited in 1999 and has been Chairman of the Group since 2001. As Chairman, he is responsible for: • ensuring that the principles and processes of the Board are maintained, including the provision of accurate, timely and clear information • encouraging debate and constructive criticism • setting agendas for meetings of the Board, in conjunction with the CEO and Group Company Secretary, that focus on the strategic direction and performance of our business • leading the Board and individual Director performance assessments • speaking and acting for the Board and representing the Board to shareholders • presenting shareholders’ views to the Board • facilitating the relationship between the Board and the CEO. Mr Argus was Chairman of Brambles Limited, a company listed on the ASX, until 6 February 2008. The Board considers that none of his other commitments (set out in section 4.1 of this Report) interfere with the discharge of his responsibilities to the Group. The Board is satisfied that he makes sufficient time available to serve the Group effectively. The Group does not have a Deputy Chairman but has identified Dr John Schubert to act as Chairman should the need arise at short notice. 5.3.5 Independence The Board considers that an appropriate balance between executive and non-executive Directors is necessary to promote shareholder interests and to govern the business effectively. It is committed to ensuring a majority of Directors are independent. Process to determine independence The Board has developed a policy that it uses to determine the independence of its Directors. This determination is carried out annually or at any other time where the circumstances of a Director change such as to warrant reconsideration. A copy of the Policy on Independence of Directors is available at www.bhpbilliton.com/aboutus/governance.< /I> The Policy provides that the test of independence is whether the Director is: ‘independent of management and any business or other relationship that could materially interfere with the exercise of objective, unfettered or independent judgement by the Director or the Director’s ability to act in the best interests of the BHP Billiton Group’. Where a Director is considered by the Board to be independent but is affected by circumstances that may give rise to a perception that the Director is not independent, the Board has undertaken to explain the reasons why it reached its conclusion. In applying the independence test, the Board considers relationships with management, major shareholders, subsidiary and associated companies and other parties with whom the Group transacts business against predetermined materiality thresholds, all of which are set out in the Policy. A summary of the factors that may be perceived to impact the independence of Directors is set out below. 34 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

5.3.5 Independence continued Tenure The Board has a policy requiring non-executive Directors who have served on the Board for nine years or more to stand for annual re-election. These Directors must undergo a formal performance assessment (as must all other Directors standing for re-election) before the Board determines whether to recommend their re-election. Mr Don Argus and Mr David Crawford have served on the Board for more than nine years and will therefore stand for re-election at the 2008 Annual General Meetings. The Board does not believe that either of these Directors has served for a period that could materially interfere with their ability to act in the best interests of the Group. The Board also believes that they have retained independence of character and judgement and have not formed associations with management (or others) that might compromise their ability to exercise independent judgement or act in the best interests of the Group. Length of tenure of non-executive Directors Over 9 years, 2 Directors 6–9 years, 2 Directors 3–6 years, 2 Directors 0–3 years, 6 Directors Retirement plan The former Directors of BHP Limited (Mr Don Argus, Mr David Crawford, Dr David Jenkins and Dr John Schubert) participated in a retirement plan approved by shareholders in 1989. The plan was closed on 24 October 2003 and benefits accrued to that date, together with interest earned on the benefits, have been preserved and will be paid on retirement. The Board does not believe that the independence of any participating Director is compromised as a result of this plan. Relationships and associations Mr David Crawford was the National Chairman of KPMG in Australia. He retired in June 2001 and has no ongoing relationship with KPMG. KPMG was a joint auditor of Billiton Plc prior to the merger with BHP Limited and of BHP Billiton up to 2003 and the sole auditor of BHP Billiton from December 2003. The Board considers this matter on an annual basis and does not consider Mr Crawford’s independence to be compromised. The Board considers Mr Crawford’s financial acumen to be important in the discharge of the Board’s responsibilities. Accordingly, his membership of the Board and Chairmanship of the Risk and Audit Committee is considered by the Board to be appropriate and desirable. In June 2006, the Board reappointed former Chief Executive Officer Mr Paul Anderson as a non-executive Director. Before appointing Mr Anderson, the Board considered his independence in light of the Policy on Independence of Directors, the UK Combined Code and the ASX Corporate Governance Council Principles and Recommendations. Each of these include that a measure of independence is whether a Director is a former executive. The Policy on Independence of Directors and the UK Combined Code use a five-year timeframe, while the ASX Corporate Governance Council uses a benchmark of three years between leaving executive office and joining the board. The Board considers Mr Anderson to be independent. At the time of his appointment as non-executive Director, almost four years had elapsed since Mr Anderson had retired as Chief Executive Officer. The Board maintains the view that this previous employment history does not interfere with his objective, unfettered or independent judgement or affect his ability to act in the best interests of the Group.
Some of the Directors hold or previously held positions in companies with which we have commercial relationships. Those positions and companies are set out in section 4.1 of this Report. The Board has assessed all of the relationships between the Group and companies in which Directors hold or held positions and concluded that in all cases, the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or their ability to act in the best interests of our business. A specific instance is Mr Alan Boeckmann, who was appointed to the Board on 1 September 2008, and who is the Chairman and CEO of Fluor Corporation. BHP Billiton has commercial dealings with Fluor Corporation, which operates in the engineering, procurement, construction and project management sectors. Prior to appointing Mr Boeckmann as a Director, the Board assessed the relationships between BHP Billiton and Fluor Corporation, and was satisfied that Mr Boeckmann would be able to apply objective, unfettered and independent judgement and act in the best interests of the BHP Billiton Group notwithstanding his role with Fluor Corporation. Transactions during the year that amounted to related-party transactions with Directors or Director-related entities under International Financial Reporting Standards (IFRS) are outlined in note 32 ‘Related party transactions’ to the financial statements. Mr Don Argus and Mr Jacques Nasser hold cross-directorships as they are both members of the International Advisory Board of Allianz Aktiengesellschaft. The Board has assessed these relationships and concluded that the relationships do not interfere with the Directors’ exercise of objective, unfettered or independent judgement or the Directors’ ability to act in the Group’s best interests. Executive Director The executive Director, Mr Marius Kloppers, is not considered independent because of his executive responsibilities. Mr Kloppers does not hold directorships in any other company included in the ASX 100 or FTSE 100. 5.3.6 Senior Independent Director The Board has appointed Dr John Buchanan as the Senior Independent Director of BHP Billiton Plc in accordance with the UK Combined Code. Dr Buchanan is available to shareholders who have concerns that cannot be addressed through the Chairman, CEO or CFO. 5.3.7 Terms of appointment The Board has adopted a letter of appointment that contains the terms on which non-executive Directors will be appointed, including the basis upon which they will be indemnified. A copy of the letter is available at www.bhpbilliton.com/aboutus/governance. 5.3.8 Induction and training Each new non-executive Director undertakes an induction program specifically tailored to their needs. A copy of an indicative induction program is available at www.bhpbilliton.com/aboutus/governance. Non-executive Directors participate in the Board’s training and development program, which has been designed to ensure that non-executive Directors update their skills and knowledge to maximise their effectiveness as Directors throughout their tenure. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 35

5 CORPORATE GOVERNANCE STATEMENT continued 5.3.9 Independent advice The Board and its Committees may seek advice from independent experts whenever it is considered appropriate. Individual Directors, with the consent of the Chairman, may seek independent professional advice on any matter connected with the discharge of their responsibilities, at the Group’s expense. 5.3.10 Remuneration Details of our remuneration policies and practices and the remuneration paid to the Directors (executive and non-executive) are set out in the Remuneration Report in section 6 of this Report. Shareholders will be invited to consider and to approve the Remuneration Report at the 2008 Annual General Meetings. 5.3.11 Share ownership Non-executive Directors have agreed to apply at least 25 per cent of their remuneration to the purchase of BHP Billiton shares until they achieve a shareholding equivalent in value to one year’s remuneration. Thereafter, they must maintain at least that level of shareholding throughout their tenure. All dealings by Directors are reported to the Board and to the stock exchanges. Information on our policy governing the use of hedge arrangements over shares in BHP Billiton by both Directors and members of the Group Management Committee is set out in section 6.3.5 of this Report. Details of the Shares held by Directors are set out in section 7.19 of this Report. 5.3.12 Meetings The Board meets as often as necessary to fulfil its role. During the reporting year it met 12 times with nine of those meetings being held in Australia, two in the UK and one in Hong Kong. Generally, meetings run for two days. The non-executive Directors meet at the end of each Board meeting in the absence of the executive Director and management. Attendance by Directors at Board and Board Committee meetings is set out in the table in section 5.4.1. Members of the Group Management Committee and other members of senior management attended meetings of the Board by invitation. Senior managers delivered presentations on the status and performance of our businesses and matters reserved for the Board including the approval of budgets, annual financial statements and business strategy. 5.3.13 Company Secretaries Ms Karen Wood was the Chief Governance Officer and Group Company Secretary until 11 July 2007. From that date, Ms Jane McAloon became Group Company Secretary. Prior to this appointment, Ms McAloon was the Company Secretary of BHP Billiton Limited. The Group Company Secretary is responsible for developing and maintaining the information systems and processes that enable the Board to fulfil its role. The Group Company Secretary is also responsible to the Board for ensuring that Board procedures are complied with and advising the Board on governance matters. All Directors have access to the Group Company Secretary for advice and services. Independent advisory services are retained by the Group Company Secretary at the request of the Board or Board Committees. Ms McAloon is supported by Ms Fiona Smith, who is Deputy Company Secretary of BHP Billiton Limited, and Ms Elizabeth Hobley, Deputy Company Secretary of BHP Billiton Plc. Mr Robert Franklin was Company Secretary of BHP Billiton Plc until his resignation on 4 April 2008. The Board appoints and removes the Company Secretaries. 5.4 Board of Directors – Review, re-election and renewal 5.4.1 Review The Board is committed to transparency in determining Board membership and in assessing the performance of Directors. Contemporary performance measures are considered an important part of this process. The Board conducts regular evaluations of its performance, its Committees, the Chairman, individual Directors and the governance processes that support Board work. The evaluation of the Board’s performance is conducted by focusing on individual Directors in one year and the Board as a whole in the following year. In addition, the Board conducts evaluations of the performance of Directors retiring and seeking re-election and uses the results of the evaluation when considering the re-election of Directors. External independent advisers are engaged to assist these processes as necessary. It is thought that the involvement of an independent third party has assisted the evaluation processes to be both rigorous and fair. This year, the Board has undertaken a review of the four permanent Committees, and an evaluation of individual Directors (excluding Mr Boeckmann and Mr Rumble, who joined the Board after the review process was largely complete). The reviews were carried out with the assistance of external independent advisers. These reviews indicated that the Committees were meeting their Terms of Reference. The effectiveness of the Board as a whole and of its Committees is assessed against the accountabilities set down in the Board Governance Document and each of the Committees’ Terms of Reference. Matters considered in the assessment include: • the effectiveness of discussion and debate at Board and Committee meetings • the effectiveness of the Board’s (and Committees’) processes and relationship with management • the quality and timeliness of meeting agendas, Board and Committee papers and secretariat support • the composition of the Board, and each Committee, focusing on the blend of skills and experience. The performance of individual Directors is assessed against a range of criteria including the ability of the Director to: • consistently take the perspective of creating shareholder value • contribute to the development of strategy • understand the major risks affecting the business • provide clear direction to management • contribute to Board cohesion • commit the time required to fulfil the role • listen to and respect the ideas of fellow Directors and members of management. The process is managed by the Chairman, but feedback on the Chairman’s performance is provided to him by Dr Schubert. 36 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

5.4.1 Review continued

Attendance at Board and Board Committee meetings during the year ended 30 June 2008

	Board		Risk and Audit		Nomination		Remuneration		Sustainability	
	A	B	A	B	A	B	A	B	A	B
Paul Anderson	12	10							6	6
Don Argus	12	12			7	7				
David Brink [(1)]	5	5	3	3						
John Buchanan	12	10			7	6	5	4		
Carlos Cordeiro	12	12					5	4		
David Crawford	12	12	9	9						
E Gail de Planque	12	12					5	5	6	6
Charles Goodyear [(2)]	1	1								
David Jenkins	12	12	9	9			5	5		
Marius Kloppers	12	12								
David Morgan [(3)]	5	5	3	3						
Jacques Nasser	12	11	9	8						
John Schubert	12	12			7	7			6	6

Column A – indicates the number of meetings held during the period the Director was a member of the Board and/or Committee
Column B – indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee

(1) David Brink retired from the Board on 28 November 2007.
(2) Charles Goodyear retired from the Board on 30 September 2007.
(3) David Morgan was appointed to the Board on 1 January 2008, and to the Risk and Audit Committee on 11 March 2008.

5.4.2 Re-election

At least one-third of Directors retire at each Annual General Meeting. Directors are not appointed for a fixed term and must submit themselves to shareholders for re-election after three years. The period that Directors have served on the Board and the years in which they were first appointed and last elected are set out in section 4.1 of this Report.

The Board has determined that non-executive Directors who have served on the Board for more than nine years from the date of their first election must stand for re-election annually from the first Annual General Meeting after the expiration of their current term.

Re-appointment is not automatic. Retiring Directors who are seeking re-election are subject to a performance appraisal overseen by the Nomination Committee. Following that appraisal, the Board, on the recommendation of the Nomination Committee, makes a determination as to whether it will endorse a retiring Director for re-election. The Board will not endorse a Director for re-election if his or her performance is not considered satisfactory. The Board will advise shareholders in the Notice of Meeting whether or not re-election is supported.

5.4.3 Renewal

The Board plans for its own succession with the assistance of the Nomination Committee. In doing this, the Board:

- considers the skills, knowledge and experience necessary to allow it to meet the strategic vision for the business
- assesses the skills, knowledge and experience currently represented
- identifies any skills, knowledge and experience not adequately represented and agrees the process necessary to ensure a candidate is selected that brings those traits
- reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

When considering new appointments to the Board, the Nomination Committee oversees the preparation of a position specification that is provided to an independent recruitment organisation retained to conduct a global search. In addition to the specific skills, knowledge and experience deemed necessary, the specification contains criteria such as:

- a proven track record of creating shareholder value
- unquestioned integrity
- a commitment to the highest standards of governance
- having the required time available to devote to the job
- strategic mind set, an awareness of market leadership, outstanding monitoring skills
- a preparedness to question, challenge and critique
- an independent point of view.

Newly appointed Directors must submit themselves to shareholders for election at the first Annual General Meeting following their appointment.

5.5 Board Committees

The Board has established Committees to assist it in exercising its authority, including monitoring the performance of the business to gain assurance that progress is being made towards the Corporate Objective within the limits imposed by the Board. The permanent Committees of the Board are the Risk and Audit Committee, the Sustainability Committee, the Nomination Committee and the Remuneration Committee. Other Committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has Terms of Reference under which authority is delegated by the Board.

The Terms of Reference for each Committee can be found at *www.bhpbilliton.com/aboutus/governance*.

The office of the Company Secretary provides secretariat services for each of the Committees. Committee meeting agendas, papers and minutes are made available to all members of the Board. Subject to appropriate controls and the overriding scrutiny of the Board, Committee Chairmen are free to use whatever resources they consider necessary to discharge their responsibilities.

Reports from each of the Committees appear below.

BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 – 37

5 CORPORATE GOVERNANCE STATEMENT continued 5.5.1 Risk and Audit Committee Report The Risk and Audit Committee (RAC) met nine times during the year. The current members are Mr David Crawford (Chairman), Dr David Jenkins, Dr David Morgan and Mr Jacques Nasser, all of whom are independent non-executive Directors. The Board has nominated Mr David Crawford as the Committee’s financial expert. Role and focus The role of the RAC is to assist the Board in monitoring the decisions and actions of the CEO and the Group and to gain assurance that progress is being made towards the Corporate Objective within the CEO limits. The RAC undertakes this by overseeing: • the integrity of the financial statements · the appointment, remuneration, qualifications, independence and performance of the External Auditor and the integrity of the audit process as a whole • the performance and leadership of the internal audit function • the effectiveness of the system of internal controls and risk management · compliance with applicable legal and regulatory requirements • compliance by management with constraints imposed by the Board. CSG Risk and Audit Committees To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, separate Risk and Audit Committees have been established for each Customer Sector Group (CSG) and key functional area. These Committees, known as CSG RACs, have been established and operate as committees of management but are chaired by members of the RAC or by other external appointees with appropriate skills and experience. They perform an important monitoring function in the overall governance of the Group. Management reports on significant matters raised at CSG RAC meetings to the RAC. Activities undertaken during the year Integrity of financial statements The RAC assists the Board in assuring the integrity of the financial statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of accounting policies and practices, areas of judgement, compliance with Accounting Standards, stock exchange and legal requirements and the results of the external audit. It reviews the half-yearly and annual financial statements and makes recommendations on specific actions or decisions (including formal adoption of the financial statements and reports) the Board should consider in order to maintain the integrity of the financial statements. From time-to-time, the Board may delegate authority to the RAC to approve the release of the statements to the stock exchanges, shareholders and the financial community. The CEO and CFO have certified that the 2008 financial statements present a true and fair view, in all material respects, of our financial condition and operating results and are in accordance with applicable regulatory requirements. External Auditor The RAC manages the relationship with the External Auditor on behalf of the Board. It recommends to the Board potential auditors for appointment and the terms of engagement, including remuneration. In December 2003, the Board, on the recommendation of the RAC, approved the appointment of KPMG. Shareholders are asked to approve reappointment of the auditors each year in the UK. The RAC evaluates the performance of the External Auditor during its term of appointment against specified criteria including delivering value to shareholders and ourselves. RAC reviews the integrity, independence and objectivity of the External Auditor. This review includes: • confirming that the External Auditor is, in its judgement, independent of the Group • obtaining from the External Auditor an account of all relationships between the External Auditor and the Group • monitoring the number of former employees of the External Auditor currently employed in senior positions and assessing whether those appointments impair, or appear to impair, the External Auditor’s judgement or independe nce • considering whether the various relationships between the Group and the External Auditor collectively impair, or appear to impair, the External Auditor’s judgement or independence • determining whether the compensation of individuals employed by the External Auditor who conduct the audit is tied to the provision of non-audit services and, if so, whether this impairs, or appears to impair, the External Auditor’s judgement or independence • reviewing the economic importance of our business to the External Auditor and assessing whether that importance impairs, or appears to impair, the External Auditor’s judgement or independence. The audit engagement partner rotates every five years. We have a policy governing the conduct of non-audit work by the External Auditor. Under the Provision of Other Services Policy the External Auditor cannot provide services where the External Auditor: • may be required to audit its own work · participates in activities that would normally be undertaken by management • is remunerated through a ‘success fee’ structure • acts in an advocacy role for our business. This Policy on Provision of Other Services by the External Auditor can be viewed at www.bhpbilliton.com/aboutus/governance. Fees paid to the Group’s External Auditor during the year for audit and other services were US$21.8 million, of which 57 per cent comprised audit fees, 23 per cent related to legislative requirements (including Sarbanes-Oxley) and 20 per cent other services. Details of the fees paid are set out in note 33 ‘Auditor’s remuneration’ to the financial statements. Based on the review by the RAC, the Board is satisfied that the External Auditor is independent. Internal Audit The Internal Audit function is carried out internally by Group Audit Services (GAS). The role of GAS is to determine whether risk management, control and governance processes are adequate and functioning. The Internal Audit function is independent of the External Auditor. The RAC reviews the mission and charter of GAS, the staffing levels and its scope of work to ensure that it is appropriate in light of the key risks we face. It also reviews and approves the annual internal audit plan. The RAC also approves the appointment and dismissal of the Vice President Risk Management and Assurance and assesses his or her performance, independence and objectivity. The role of the Vice President Risk Management and Assurance includes achievement of the internal audit objectives, enterprise-wide risk management systems, risk management information systems and insurance strategy. The position is held by Mr Stefano Giorgini. Mr Giorgini reports to management and has all necessary access to management and the right to see information and explanations, and has unfettered access to the RAC. 38 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

5.5.1 Risk and Audit Committee Report continued Effectiveness of systems of internal control and risk management In delegating authority to the CEO, the Board has established CEO limits set out in the Board Governance Document. One of the limits is to ensure that there is a system of control in place for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness. The RAC is responsible for the oversight of risk management and reviews the internal controls and risk management systems. In undertaking this role the RAC reviews the following: • procedures for identifying business risks and controlling their financial impact on the Group and the operational effectiveness of the policies and procedures related to risk and control • budgeting and forecasting systems, financial reporting systems and controls • policies and practices put in place by the CEO for detecting, reporting and preventing fraud and serious breaches of business conduct and whistle-blowing procedures • procedures for ensuring compliance with relevant regulatory and legal requirements • arrangements for protecting intellectual property and other non-physical assets • operational effectiveness of the CSG RAC structures • overseeing the adequacy of the internal controls and allocation of responsibilities for monitoring internal financial controls • policies, information systems and procedures for preparation and dissemination of information to shareholders, stock exchanges and the financial community. For further discussion on our approach to risk management, refer to section 5.6 of this Report.
During the year, the Board conducted reviews of the effectiveness of the Group’s system of internal controls for the financial year and up to the date of this Report in accordance with the UK Combined Code on Corporate Governance (Turnbull Guidance) and the Principles and Recommendations published by the ASX Corporate Governance Council. These reviews covered financial, operational and compliance controls and risk assessment. During the year management presented an assessment of the material business risks facing the Group and the level of effectiveness of risk management over the material business risks. The reviews were overseen by the RAC with findings and recommendations reported to the Board. In addition to considering key risks facing the Group, the Board received an assessment of the effectiveness of internal controls over key risks identified through the work of the Board Committees. The Board is satisfied that the effectiveness of the internal controls has been properly reviewed. CEO and CFO certification The CEO and CFO have certified to the Board that the financial statements are founded on a sound system of risk management and internal compliance and that the system is operating efficiently and effectively in all material respects. During the year the RAC reviewed our compliance with the obligations imposed by the US Sarbanes-Oxley Act, including evaluating and documenting internal controls as required by section 404 of the Act. The CEO and CFO, along with the management team have performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2008. Disclosure controls and procedures are designed to provide reasonable assurance that the material financial and non-financial information required to be disclosed is recorded, processed, summarised and reported on a timely basis and that such information is accumulated and communicated to the members of the Group Management Committee, as appropriate, to allow timely decisions regarding required disclosure. We conclude that our disclosure controls and procedures are effective in providing that reasonable assurance. In reaching that conclusion, we recognise that any controls and procedures, no matter how well designed and operated, have the inherent limitation that they can provide only reasonable, not absolute, assurance that: • the objectives of the disclosure controls and procedures are met • all control issues and instances of fraud, if any have occurred, have been detected.
Further, when designing and evaluating possible disclosure controls and procedures for the Group, our management is required to apply its judgement with respect to relevant costs and benefits of the various internal controls. During the year the Group commenced implementing a new operating model to provide increased definition of roles and accountabilities between the Group Functions and the CSGs. As part of this review, GAS has implemented a co-source model and will provide assurance on key Group policies, standards and procedures. Full implementation will be completed in FY2009. In all other respects, there have been no changes in our internal control over financial reporting (as that term is defined by the Securities Exchange Act) during FY2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Assessment of RAC performance During the year the RAC assessed its performance in accordance with its Terms of Reference, with the assistance of an independent external adviser. As a result of that assessment the Committee is satisfied it has met its Terms of Reference. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 39

5 CORPORATE GOVERNANCE STATEMENT continued 5.5.2 Remuneration Committee Report The Remuneration Committee met five times during the year. Its members are Dr John Buchanan (Chairman), Dr David Jenkins, the Hon E Gail de Planque and Mr Carlos Cordeiro. All of the Committee members are independent non-executive Directors. Mr Gordon Clark of Kepler Associates acts as an independent adviser to the Committee. Role and focus The role of the Committee is to assist the Board in its oversight of: • the remuneration policy and its specific application to the CEO and the CEO’s direct reports, and its general application to all employees • the adoption of annual and longer-term incentive plans • the determination of levels of reward for the CEO and approval of reward to the CEO’s direct reports • the annual evaluation of the performance of the CEO, by giving guidance to the Chairman • communication to shareholders regarding remuneration policy and the Committee’s work on behalf of the Board, including the preparation of the Remuneration Report for inclusion in the Annual Report • compliance with applicable legal and regulatory requirements associated with remuneration matters. Activities undertaken during the year Full details of the Committee’s work on behalf of the Board are set out in the Remuneration Report in section 6. During the year the Committee assessed its performance in accordance with its Terms of Reference, with the assistance of an independent external adviser. As a result of that assessment the Committee is satisfied it has met its Terms of Reference. 5.5.3 Nomination Committee Report The Nomination Committee met seven times during the year. The members of the Committee are Mr Don Argus (Chairman), Dr John Buchanan and Dr John Schubert. All members of the Committee are independent non-executive Directors. Role and focus The role of the Committee is to assist in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance. It does so by focusing on: • reviewing the skills represented on the Board and identifying skills that may be required • retaining the services of independent search firms and identifying suitable candidates for the Board • overseeing the review of the assessment of the performance of individual Directors and making recommendations to the Board on the endorsement of retiring Directors seeking re-election (refer to section 5.4.2 of this Report) • communicating to shareholders regarding the work of the Committee on behalf of the Board. Activities undertaken during the year There were changes to the composition of the Board during the year. Mr Charles Goodyear retired from the Board on 30 September 2007 and Dr David Brink retired from the Board on 28 November 2007. Dr David Morgan joined the Board on 1 January 2008. The Committee retained the services of Heidrick & Struggles and Egon Zehnder to assist in the identification of potential candidates for the Board, and as mentioned in section 5.3.2 Mr Alan Boeckmann and Mr Keith Rumble joined the Board after the end of the financial year. During the year the Committee assessed its performance, with the assistance of an independent external adviser. As a result of that assessment the Committee is satisfied that it is functioning effectively. 5.5.4 Sustainability Committee Report The Sustainability Committee met six times during the year. The members of the Committee are: Dr John Schubert (Chairman), Mr Paul Anderson and the Hon E Gail de Planque. All members of the Committee are independent non-executive Directors. Role and focus The role of the Sustainability Committee is to assist the Board in its oversight of: • our compliance with applicable legal and regulatory requirements associated with health, safety, environment and community (HSEC) matters • our performance in relation to HSEC matters • the perform ance and leadership of the HSEC and the Sustainable Development functions · HSEC risks · our Annual Sustainability Summary Report · communication to shareholders regarding the work of the Committee on behalf of the Board. Sustainable development governance Our approach to HSEC and sustainable development governance is characterised by: • the Sustainability Committee overseeing the HSEC matters across the Group • business line management having primary responsibility and accountability for HSEC performance • the HSEC function providing advice and guidance directly, as well as through a series of networks across the business · seeking input and insight from external experts such as our Forum for Corporate Responsibility • clear links between remuneration and HSEC performance. Activities undertaken during the year During the year the Sustainability Committee considered reports on HSEC audits and implementation of the Group’s Climate Change Policy, reviewed the Group’s performance against the HSEC public targets and the Key Performance Indicators for the HSEC and Sustainable Development functions, and conducted a site visit. The Committee also reviewed the performance of the Vice President HSEC and Sustainable Development. The Committee reviewed and recommended to the Board the approval of the annual Sustainability Summary Report for publication. The Sustainability Summary Report identifies our targets for HSEC matters and its performance against those targets. The Committee also assessed its performance in accordance with its Terms of Reference, with the assistance of an independent external adviser. As a result of that assessment the Committee is satisfied it has met its Terms of Reference. A copy of the Sustainability Summary Report and Full Sustainability Report can be found at www.bhpbilliton.com. 40 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

5.6 Risk management 5.6.1 Approach to risk management We believe that the identification and management of risk is central to achieving the Corporate Objective of delivering long-term value to shareholders. Each year, the Board reviews and considers the risk profile for the whole business. This risk profile covers both operational and strategic risks. The Board has delegated the oversight of risk management to the RAC. In addition, the Board specifically requires the CEO to implement a system of control for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness. The Group operates an Enterprise-Wide Risk Management System (EWRM) that provides an over-arching and consistent framework for the assessment and management of risks. Risks are ranked using a common methodology. Where a risk is assessed as material it is reported and reviewed by senior management. During the year, updated Risk Management Standards were approved and implemented across the Group. Our Risk Management Policy can be found at www.bhpbilliton.com/aboutus/governance. 5.6.2 Business risks The scope of our operations and the number of industries in which we operate and engage mean that a range of factors may impact our results. Material risks that could negatively affect our results and performance include: • fluctuations in commodity prices and impacts arising from global economic uncertainty • fluctuations in currency exchange rates • influence of demand from China and related investments seeking resource security • failure to discover new reserves, maintain or enhance existing reserves or develop new operations • actions by governments including additional taxation, infrastructure development and political events in the countries in which we operate • inability to successfully integrate acquired businesses • inability to recover investments in mining and oil and gas projects • non-compliance to the Group’s standards by non-controlled assets · operating cost pressures and shortages on existing operations and expansion plans • impact of health, safety and environmental exposures and related regulations on operations and reputation • unexpected natural and operational catastrophes • climate change and greenhouse effects • inadequate human resource talent pool • breaches in information technology security • breaches in governance processes. 5.6.3 Risk management governance structure The principal aim of the Group’s risk management governance structure and system of internal control is to manage business risks, with a view to enhancing the value of shareholders’ investments and safeguarding assets. Management has put in place a number of key policies, processes and independent controls to provide assurance to the Board and the RAC as to the integrity of our reporting and effectiveness of our systems of internal control and risk management. The governance assurance diagram in section 5.1 highlights the relationship between the Board and the various controls in the assurance process. Some of the more significant internal control systems include Board and management Committees, CSG RACs, the EWRM and internal audit. CSG Risk and Audit Committees The CSG RACs assist the RAC to monitor the Group’s obligations in relation to financial reporting, internal control structure, risk management systems and the internal and external audit functions. Each half year, the Presidents and CFOs of each CSG and each of the Marketing, Shared Services Centres and Treasury functions must review internal controls and provide formal representations to the Group Financial Controller, which are noted by the applicable CSG RAC, assuring compliance with our policies and procedures and confirming that internal control systems are adequate. These representations are summarised and provided to the RAC. Board Committees Directors also monitor risks and controls through the RAC, the Remuneration Committee and the Sustainability Committee. Management Committees Management Committees also perform roles in relation to risk and control. Strategic risks and opportunities arising from changes in our business environment are regularly reviewed by the Group Management Committee (GMC) and discussed by the Board. The Financial Risk Management Committee (FRMC) reviews the effectiveness of internal controls relating to commodity price risk, counterparty credit risk, currency risk, financing risk, interest rate risk and insurance. Minutes of the GMC and the FRMC are provided to the Board. The Investment Review Committee (IRC) provides oversight for investment processes across the business and coordinates the investment toll-gating process for major investments. Reports are made to the Board on findings by the IRC in relation to major capital projects. 5.7 Management Except for those matters that the Board has reserved for its own decision making, the CEO holds delegated authority from the Board to achieve the Corporate Objective. The CEO has developed an Approvals Framework that delegates authority to management Committees and individual members of management. Notwithstanding those further delegations, the CEO remains accountable to the Board for the authority delegated to him. 5.7.1 Group Management Committee The senior management team of the Group is the GMC. The role of the GMC is to provide advice to the CEO on matters that are strategic and long-term in nature or have the potential to significantly impact the Group’s performance and reputation, and to make decisions on key business-wide policies, including the Charter, Code of Business Conduct, the Sustainable Development Policy, the Human Resources Strategy and the Risk Management Policy. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 41

5 CORPORATE GOVERNANCE STATEMENT continued 5.7.1 Group Management Committee continued The members of the GMC are: · Mr Marius Kloppers, Chief Executive Officer and executive Director · Mr Marcus Randolph, Group Executive and Chief Executive Ferrous and Coal · Mr J Michael Yeager, Group Executive and Chief Executive Petroleum · Mr Alex Vanselow, Group Executive and Chief Financial Officer · Ms Karen Wood, Group Executive and Chief People Officer, and · Mr Alberto Calderon, Group Executive and Chief Commercial Officer. Mr Charles Goodyear was a member of the GMC until 30 September 2007. Mr Andrew Mackenzie has been appointed, with effect from a date to be fixed, as Group Executive and Chief Executive Non Ferrous. Mr Mackenzie will be a member of the GMC. The biographical details of members of the GMC are set out in section 4.2 of this Annual Report. 5.7.2 Other management Committees The CEO draws on the work of other Committees to assist in monitoring and achieving outcomes consistent with the Corporate Objective. The management Committees and their purposes are listed below: · Financial Risk Management Committee (FRMC) – The FRMC monitors the Group’s financial risk management policies and exposures and approves financial transactions within the scope of its authority. · Investment Review Committee (IRC) – The IRC oversees the management approval processes for major investments, which are designed to ensure that investments are aligned to our agreed strategies and values, risks are identified and evaluated, investments are fully optimised to produce the maximum shareholder value within an acceptable risk framework, and appropriate risk management strategies are pursued. 5.8 Business conduct Code of Business Conduct We have published a Code of Business Conduct, which is available in eight languages. The Code reflects our Charter values of integrity, respect, trust and openness. It provides clear direction and advice on conducting business internationally, interacting with communities, governments and business partners and general workplace behaviour. The Code applies to Directors and to all employees, regardless of their position or location. Consultants, contractors and business partners are also expected to act in accordance with the Code. The Code of Business Conduct can be found at our website at www.bhpbilliton.com/aboutus/governance. Insider trading We have a Securities Dealing Code that covers dealings by Directors and identified employees and a Securities Dealing Policy that covers dealings by all other employees. Both these documents restrict dealings by Directors and employees in shares and other securities during designated prohibited periods and at any time that they are in possession of unpublished price-sensitive information.
A copy of the Securities Dealing Code and Securities Dealing Policy can be found at our website at www.bhpbilliton.com/aboutus/governance. Global Ethics Panel
The CEO has formed a Global Ethics Panel to: · advise on matters affecting the values and behaviours of the Group • assist business leaders in assessing acceptable outcomes on issues of business ethics • review the rationale, structure and content of the Code of Business Conduct and propose changes • promote awareness and effective implementation of the Code of Business Conduct. Panel members have been selected on the basis of their knowledge of and experience in contemporary aspects of ethics and culture that are relevant to the Group and consists of both employees and external members. The Panel is chaired by the Group Executive and Chief People Officer. Employee help lines We have established regional help lines so that employees can seek guidance or express concerns on business-related issues. Reports can be made anonymously and without fear of retaliation. A fraud hotline facility is available for reporting cases of suspected misappropriations, fraud, bribery or corr uption. Arrangements are in place to investigate such matters. Where appropriate, investigations are conducted independently. Levels of activity and support processes for the employee and fraud help lines are monitored with activity reports presented to the RAC and the Board. Further information on the Business Conduct Helpline and fraud hotline can be found in the Code of Business Conduct. Political donations We maintain a position of impartiality with respect to party politics and do not contribute funds to any political party, politician or candidate for public office. We do, however, contribute to the public debate of policy issues that may affect our business in the countries in which we operate. 5.9 Market disclosure We are committed to maintaining the highest standards of disclosure ensuring that all investors and potential investors have the same access to high-quality, relevant information in an accessible and timely manner to assist them in making informed decisions. A Disclosure Committee manages our compliance with the market disclosure obligations and is responsible for implementing reporting processes and controls and setting guidelines for the release of information. Disclosure Officers have been appointed in each of the Group’s CSGs and Group Functions. These officers are responsible for identifying and providing the Disclosure Committee with material information about the activities of the CSG or functional areas using disclosure guidelines developed by the Committee. To safeguard the effective dissemination of information we have developed a Market Disclosure and Communications Policy, which outlines how we identify and distribute information to shareholders and market participants. A copy of the Market Disclosure and Communications Policy is available at www.bhpbilliton.com/aboutus/governance. Copies of announcements to the stock exchanges on which we are listed, investor briefings, half yearly financial statements, the Annual Report and other relevant information are posted to the Group’s website at www.bhpbilliton.com. Any person wishing to receive advice by email of news releases can subscribe at www.bhpbilliton.com.

5.10 Conformance with corporate governance standards
Our compliance with the governance standards in each of the jurisdictions in which we operate is summarised in this Statement, the Remuneration Report, the Directors’ Report and the financial statements. The Listing Rules of the UK Listing Authority require UK-listed companies to report on the extent to which they comply with the Principles of Good Governance and Code of Best Practice, which are contained in Section 1 of the Combined Code, and explain the reasons for any non-compliance. The Listing Rules of the ASX require Australian-listed companies to report on the extent to which they meet the Principles and Recommendations published by the ASX Corporate Governance Council as part of its Principles of Good Corporate Governance (ASX Principles and Recommendations) and explain the reasons for any non-compliance. Both the Combined Code and the ASX Principles and Recommendations require the Board to consider the application of the relevant corporate governance principles, while recognising that departures from those principles are appropriate in some circumstances. We have complied with the provisions set out in Section 1 of the Combined Code and with the ASX Principles and Recommendations throughout the financial period and have continued to comply up to the date of this Annual Report. A checklist summarising our compliance with the UK Combined Code and the ASX Principles and Recommendations has been posted to the website at www.bhpbilliton.com/aboutus/governance. BHP Billiton Limited and BHP Billiton Plc are registrants with the Securities and Exchange Commission in the US. Both companies are classified as foreign private issuers and both have American Depositary Receipts listed on the New York Stock Exchange (NYSE). We have reviewed the governance requirements currently applicable to foreign private issuers under the Sarbanes-Oxley Act (US) including the rules promulgated by the Securities and Exchange Commission and the rules of the NYSE and are satisfied that we comply with those requirements. Section 303A of the NYSE Listed Company Manual has instituted a broad regime of corporate governance requirements for NYSE-listed companies. Under the NYSE rules foreign private issuers, such as ourselves, are permitted to follow home country practice in lieu of the requirements of Section 303A, except for the rule relating to compliance with Rule 10A-3 of the Securities Exchange Act of 1934 (Rule 10A-3) and certain notification provisions contained in Section 303A of the Listed Company Manual. Section 303A.11 of the Listed Company Manual, however, requires us to disclose any significant ways in which our corporate governance practices differ from those followed by US-listed companies under the NYSE corporate governance standards. Following a comparison of our corporate governance practices with the requirements of Section 303A of the NYSE Listed Company Manual that would otherwise currently apply to foreign private issuers, the following differences were identified: · our Nomination Committee Charter does not include the purpose of developing and recommending to the Board a set of corporate governance principles applicable to the corporation. We believe that this task is integral to the governance of the Group and is therefore best dealt with by the Board as a whole. · Rule 10A-3 of the Securities Exchange Act of 1934 requires NYSE-listed companies to ensure that their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the external auditor unless the company’s governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. While the RAC is directly responsible for remuneration and oversight of the External Auditor, the ultimate responsibility for appoint ment and retention of External Auditors rests with our shareholders, in accordance with UK law and our constitutional documents. The RAC does, however, make recommendations to the Board on these matters, which are in turn reported to shareholders. While the Board is satisfied with its level of compliance with the governance requirements in Australia, the UK and the US, it recognises that practices and procedures can always be improved, and there is merit in continuously reviewing its own standards against those in a variety of jurisdictions. The Board’s program of review will continue throughout the year ahead.

Section 6 Remuneration Report Contents page Introductory letter from Committee Chairman 45 6.1 The Remuneration Committee 45 6.2 Reporting requirements 45 6.3 Remuneration policy and structure 45 6.3.1 Key principles of our remuneration policy 45 6.3.2 Service contracts 46 6.3.3 Fixed remuneration 46 6.3.4 At risk remuneration 46 6.3.5 Share ownership guidelines 47 6.4 Group Management Committee remuneration details 47 6.4.1 Summary of remuneration arrangements 47 6.4.2 Short-term incentives (at risk) 47 6.4.3 Long-term incentives (at risk) 47 6.4.4 Service contracts and termination provisions 47 6.4.5 Retirement benefits 48 6.5 Group Management Committee remuneration and share awards 48 6.5.1 Summary of remuneration for Marius Kloppers 48 6.5.2 Share awards 48 — Awards of Performance Shares under the LTIP 48 — Awards of Deferred Shares under the GIS 50 — Awards of Performance Shares under the GIS 51 — Awards of Options under the GIS and the ESP 51 — Awards of Performance Rights under the PSP 51 6.5.3 Shareplus 51 6.5.4 Estimated value range of awards 51 6.5.5 Remuneration for GMC members 52 6.6 Non-executive Directors 53 6.6.1 Retirement benefits 53 6.6.2 Remuneration 54 6.7 Aggregate Directors’ remuneration 54 6.8 Group performance 55 6.9 Earnings performance 55 6.10 Share prices 55 Key abbreviations used in this Remuneration Report are defined in the Glossary of Terms, which appears in section 10 Glossary. With the exception of sections 6.1 and 6.5.1, all sections are subject to audit. 44 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

6 REMUNERATION REPORT Dear Shareholder Welcome to the Remuneration Report for the 2008 financial year. As in previous years, our aim has been to produce a report that is clear and comprehensible while meeting the highest standards of disclosure. As foreshadowed in last year’s Report, the Committee has undertaken a review of our executive incentive arrangements against our remuneration policy. As in prior years, the Committee had the benefit of independent advice from Kepler Associates. As a result of that review, the Board will propose some changes to the operation of the Group Incentive Scheme for members of the Group Management Committee. 6.1 The Remuneration Committee The Committee is committed to the principles of accountability and transparency, and to ensuring that remuneration arrangements demonstrate a clear link between reward and performance. Operating under delegated authority from the Board, its activities are governed by Terms of Reference (adopted by the Board in June 2006), which are available on our website. The Committee focuses on: • Remuneration policy and its specific application to the CEO and other executives reporting to the CEO (Group Management Committee — GMC) as well as the general application to all our employees • The determination of levels of reward to the CEO and other members of the GMC • Providing guidance to the Chairman on evaluating the performance of the CEO • Effective communication with shareholders on the remuneration policy and the Committee’s work on behalf of the Board. The members of the Committee during FY2008 were Dr John Buchanan (Chairman), Mr Carlos Cordeiro, Dr David Jenkins and the Hon E Gail de Planque. The Committee met five times in FY2008, and attendance at those meetings is set out in section 5 Corporate Governance Statement. At the invitation of the Committee, Mr Don Argus (the Group Chairman), Mr Marius Kloppers (the CEO as of 1 October 2007), Mr Charles Goodyear (the CEO pre October 2007) and Ms Karen Wood (Group Executive and Chief People Officer) attended meetings except where matters associated with their own remuneration were considered. Mr Derek Steptoe (Vice President Group Reward and Recognition) and Ms Jane McAloon (Group Company Secretary) also attended meetings by invitation. A report from the Committee and details of Board and Committee performance appear in section 5 Corporate Governance Statement. The Committee has access to advice and views from those invited to attend meetings, as mentioned above, and can draw on services from a range of external sources, including remuneration consultants. A list of all consultants, together with the type of services supplied and whether services are provided elsewhere in the Group, is available on our website. Kepler Associates LLP, independent advisers to the Committee, supplies specialist remuneration advice. They do not provide any other services to the Group. That proposal will be made to shareholders at the 2008 Annual General Meetings and is explained in detail in the Notices convening those meetings. On behalf of the Committee, I thank you for your interest in our Report. John Buchanan Chairman, Remuneration Committee 9 September 2008 6.2 Reporting requirements The senior management team of the Group during FY2008 was the Group Management Committee (GMC). The names and titles of the members of the GMC are set out in section 6.4 of this Report. Australian Accounting Standards and International Financial Reporting Standards require BHP Billiton to make certain disclosures for ‘Key Management Personnel’ (KMP). KMP is defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly. For the purposes of this Report, it has been determined that the KMP are the Directors and the members of the GMC who served during FY2008. In addition, the Australian Corporations Act 2001 req uires BHP Billiton to make certain disclosures in respect of the five highest-paid executives below Board level. In FY2008, the five highest-paid executives below Board level were all members of the GMC and are, therefore, already included as KMP. 6.3 Remuneration policy and structure The Committee recognises that we operate in a global environment and that our performance depends on the quality of our people. It keeps the remuneration policy under regular review to ensure it is appropriate for the needs of the Group. 6.3.1 Key principles of our remuneration policy The key principles of our remuneration policy are to: • Provide competitive rewards to attract, motivate and retain highly-skilled executives willing to work around the world • Apply demanding key performance indicators (KPIs), including financial and non-financial measures of performance • Link a large component of pay to our performance and the creation of value for our shareholders • Ensure remuneration arrangements are equitable and facilitate the deployment of human resources around our businesses • Limit severance payments on termination to pre-established contractual arrangements that do not commit us to making unjustified payments. The Committee is confident that these principles, which were applied in the year under review and are expected to be applied in FY2009 and beyond, continue to meet the Group’s objectives. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 - 45

6 REMUNERATION REPORT continued 6.3.1 Key principles of our remuneration policy continued The remuneration paid and payable to members of the GMC (including executive Directors) in respect of FY2008 is disclosed in this Report. It comprises fixed and at risk components. The manner in which these components are determined is outlined in this section. Tables showing the actual remuneration paid and payable, prepared in accordance with the requirements of the UK Companies Act 1985 and the Australian Corporations Act 2001, and relevant accounting standards, are set out in section 6.5.5 for the GMC and section 6.6.2 for non-executive Directors. A summary of remuneration paid to Mr Kloppers, as CEO and executive Director, appears in section 6.5.1 of this Report. 6.3.2 Service contracts It is our policy that service contracts have no fixed term, but are capable of termination on 12 months’ notice and that we retain the right to terminate the contract immediately by making a payment equal to 12 months’ base salary and retirement benefit contribution in lieu of notice. All members of the GMC have service contracts (see section 6.4.4 of this Report for full details). These contracts typically outline the components of remuneration paid, but do not prescribe how remuneration levels are to be modified from year-to-year. 6.3.3 Fixed remuneration Fixed r emuneration is made up of base salary, retirement and other benefits. It represents approximately 28 per cent of the individual’s remuneration package (based on target performance and using Expected Values for share awards). Base salary is targeted at industry average levels for comparable roles in global companies of similar complexity and size. Market data are used to benchmark salary levels and to inform decisions on base salary changes. Base salaries are set by reference to the scope and nature of the individual’s performance and experience, and are reviewed each year. The review takes into account any change in the scope of the role performed by the individual, any changes required to meet the principles of the remuneration policy and our market competitiveness. Retirement benefits for new entrants are delivered under defined contribution plans. All defined benefit plans are now closed to new entrants. Employees who participate in these legacy defined benefit plans can continue to accrue benefits in such plans for both past and future service unless they have opted to transfer to a defined contribution plan. Other benefits include health insurance, relocation costs, life assurance and tax advisory services as applicable. All such benefits are non-pensionable. 6.3.4 At risk remuneration At risk r emuneration is geared to Group performance and made up of short-term and long-term incentives. It represents approximately 72 per cent of the individual’s remuneration package (based on target performance and using Expected Values for share awards). Short-term incentives are delivered annually under the Group Incentive Scheme (GIS). Awards under the GIS are split equally between a cash award (being a percentage of base salary) and a grant of Deferred Shares and/or Options (to encourage employee retention and share ownership). These Deferred Shares and/or Options are subject to a two-year vesting period before they can be exercised. If, during that period, an individual resigns without the Committee’s consent, or is dismissed for cause, their entitlement is forfeited. Members of the GMC have a target cash award of 70 per cent of base salary and a maximum award of 105 per cent. The Board has proposed a series of changes to the Group Incentive Scheme, subject to the approval of shareholders at the 2008 Annual General Meetings. In summary, it is proposed that the target cash award for the CEO and members of the GMC be increased to 80 per cent of base salary and the maximum award be increased to 160 per ce nt of base salary. Further details of the proposed changes are set out in the Notices convening the 2008 Annual General Meetings. The GIS incentivises the executives to achieve annual goals linked to the business strategy, budget and personal objectives. Measures are set to reflect the critical KPIs of the Group in a combination of financial and non-financial areas. The key Group measures for the GMC in FY2008 were Health and Safety, Shareholder Value Added and Net Present Value Added. In addition, each member of the GMC had personal KPIs based on their key area of responsibility. Eighty per cent of the GMC measures were Group-based and 20 per cent were personal. The Committee believes that the KPIs set, and the relative weightings given to the different categories of KPI effectively incentivise short-term performance. At the end of each year, the performance level achieved against each KPI is measured and awards are calculated and paid according to the level of performance. For FY2009, the GMC scorecard will continue to be based on health and safety, financial and personal performance. Long-term incentives, in the form of Performance Shares, are awarded annually under the Long Term Incentive Plan (LTIP). The diversified natural resources industry is capital intensive, cyclical and long term. Outstanding performance comes from accessing high-quality resources, successfully developing new projects and maintaining efficient and safe operations. The Committee believes that in this environment, success can best be measured by our Total Shareholder Return (TSR) performance relative to the TSR of an index of a peer group of companies weighted 75 per cent to mining and 25 per cent to oil and gas (the Index). The Performance Hurdle applicable to the awards granted in December 2007, and to those to be granted in December 2008, requires BHP Billiton’s TSR over a five-year performance period to be greater than the weighted average TSR of the Index. To the extent that the Performance Hurdle is not achieved, awards are forfeited. There is no retesting. For all Performance Shares to vest, BHP Billiton’s TSR must exceed the weighted average TSR of the Index by a specified percentage, determined each year by the Committee. Since the establishment of the LTIP in 2004, this percentage has been set each year at 5.5 per cent. This annual amount equates to exceeding the weighted average TSR of the Index over the five-year performance period by more than 30 per cent. For performance between the weighted average TSR of the Index and 5.5 per cent per annum above the Index, vesting occurs on a sliding scale. In the event that the Committee does not believe that BHP Billiton’s achievement of the TSR hurdle properly reflects the financial performance of the Group, it retains the discretion to lapse the Performance Shares. It is anticipated that such discretion would only be used in exceptional circumstances. The maximum award that may be made to a participant in any one financial year is limited by the rules of the LTIP to an award with an Expected Value of twice their annual base salary. Expected Value has been used because it enables the Committee to set total target remuneration levels for the CEO and his direct reports, taking into account the degree of difficulty of the LTIP Performance Hurdle and the consequent probability of awards vesting, together with ensuring that awards are externally competitive. The Expected Value can be defined as the average outcome weighted by probability, and takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors including volatility and forfeiture risk. Participants in the GIS and the LTIP are eligible to receive a payment equal to the dividend amount that would have been earned on the underlying shares represented by the Deferred Shares, Options and Performance Shares awarded to those participants (the Div idend Equivalent Payment). 46 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

6.3.4 *At risk* remuneration continued

The Dividend Equivalent Payment is made to the participants once the underlying shares are issued or transferred to them. No Dividend Equivalent Payment is made in respect of Deferred Shares, Options and Performance Shares that lapse.

During FY2009, the Group will introduce a new incentive plan for employees below the GMC. The Plan will provide short-term and long-term incentives that attract, retain and motivate our senior managers. The Plan will be performance focused and make awards so as to maintain our market competitive position.

6.3.5 Share ownership guidelines

Participation in the GIS and the LTIP is approved by the Committee, and participants may be required to hold a minimum number of BHP Billiton shares (Minimum Shareholding Requirement – MSR), the level of which is determined by the Committee throughout their period of participation in the schemes. The current MSR for the CEO is 300 per cent of one year's base salary on an after-tax basis and for other members of the GMC is 200 per cent of one year's base salary on an after-tax basis, each calculated using the year-end BHP Billiton share price.

Members of the GMC are subject to a policy governing the use of hedge arrangements over BHP Billiton shares. This prohibits them from entering into hedge arrangements in relation to unvested shares and options and shares forming part of their MSR. Any permitted hedge arrangements require advance clearance under our Securities Dealing Code from specified officers and must be disclosed in this Report. None of these individuals currently has any hedge arrangement in place. In addition, the executives are prohibited from entering into any form of margin loan arrangements.

6.4 Group Management Committee remuneration details

This section contains information on the members of the GMC, including the executive Directors who served during FY2008.

The executive Directors who served during the year were Mr Marius Kloppers (CEO as of 1 October 2007 and previously Group President, Non-Ferrous Materials) and Mr Charles Goodyear (CEO pre October 2007). Mr Goodyear stood down as a Director and a member of the GMC on 30 September 2007 and retired from the Group on 1 January 2008.

In addition to the executive Directors, the other executives who served as members of the GMC during the year were Mr Alberto Calderon (Group Executive and Chief Commercial Officer), Mr Marcus Randolph (Group Executive and Chief Executive Ferrous and Coal), Mr Alex Vanselow (Group Executive and Chief Financial Officer), Ms Karen Wood (Group Executive and Chief People Officer) and Mr J Michael Yeager (Group Executive and Chief Executive Petroleum).

6.4.1 Summary of remuneration arrangements

Total remuneration for members of the GMC is divided into two components: *fixed* and *at risk*. The *at risk* component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles that contribute to our overall profitability and performance.

6.4.2 Short-term incentives *(at risk)*

The 2008 short-term incentive outcomes were influenced by strong Shareholder Value Added achievement, moderate Net Present Value Added performance impacted by increasing cost pressures, and disappointing Health and Safety performance marked by an unacceptable number of fatalities. The poor Health and Safety performance for the year was taken into account in assessing incentive outcomes for the CEO and other members of the GMC. The personal performance of the CEO and other members of the GMC was strong. Details of the performance of each member of the GMC are set out in the table below: [1]

	Actual GIS cash award (% of base salary) [2]	
	Year ended 30 June 2008	Year ended 30 June 2007
Executive Directors		
Charles Goodyear [3]	52.5	85.0
Marius Kloppers	97.6	93.0
Other members of the GMC		
Alberto Calderon [4]	88.9	N/A
Marcus Randolph	105.0	93.0
Alex Vanselow	92.0	101.0
Karen Wood	92.0	102.0
J Michael Yeager	102.0	105.0

Notes

[1] Cash awards are paid in September following the release of our annual results. They are matched with a grant of Deferred Shares and/or Options made after the Annual General Meetings. Charles Goodyear's bonus was paid after he retired from the Group. He is not eligible to receive a grant of Deferred Shares.

[2] The maximum award is 105 per cent.

[3] Charles Goodyear's annual cash award has been pro-rated to reflect his period of service from 1 July 2007 to his retirement date, 1 January 2008. The percentage shown is based on an annualised salary.

[4] Alberto Calderon joined the GMC in July 2007.

6.4.3 Long-term incentives *(at risk)*

All shares under award form part of an individual's *at risk* remuneration. The extent to which the Performance Shares will vest is dependent on the extent to which the Performance Hurdle is met and continued employment. A summary of interests in incentive schemes held by members of the GMC, including details of awards granted in FY2008, is shown in section 6.5.2 of this Report.

6.4.4 Service contracts and termination provisions

The service contracts for the CEO and his direct reports have no fixed term. They typically outline the components of remuneration paid to the individual, but do not prescribe how remuneration levels are to be modified from year-to-year. The contracts are all capable of termination on 12 months' notice. In addition, we retain the right to terminate a contract immediately by making a payment equal to 12 months' base salary plus retirement benefits for that period.

Name	Date of contract	Notice period – Employing company	Notice period – Employee
Executive Directors			
Charles Goodyear	21 August 2003	12 months	3 months
Marius Kloppers	12 February 2008	12 months	6 months
Other members of the GMC			
Alberto Calderon	16 January 2008	12 months	6 months
Marcus Randolph	13 December 2005	12 months	6 months
Alex Vanselow	14 June 2006	12 months	6 months
Karen Wood	21 February 2006	12 months	6 months
J Michael Yeager	21 March 2006	12 months	6 months

BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 – 47

6 REMUNERATION REPORT continued 6.4.4 Service contracts and termination provisions continued Entitlements under the GIS, LTIP and Retirement Plans on ceasing employment The rules of the GIS and LTIP cover any entitlements participants might have on termination in relation to short-term and long-term incentives. They outline the circumstances in which all participants would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted, but which had not vested at the date of termination. The rules of the GIS and LTIP provide that should a participant cease employment for any reason other than death/disability, resignation or termination for cause, the following would apply: • Deferred Shares and Options already granted would vest in full • Participants would have a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable. The number of such Performance Shares would be pro-rated to reflect the period of service from the commencement of the relevant performance period to the date of departure and would only vest and become exercisable to the extent that the Performance Hurdles are met. The Committee regards it as an important principle that where a participant resigns without the Committee’s consent, or their employment is terminated for cause, they forfeit the entitlement to their unvested Deferred Shares, Options and Performance Shares. The rules of the GIS outline the circumstances in which participants would be entitled to a cash award for the performance year in which they cease employment. Such circumstances depend on the reason for leaving. The only circumstances in which the Committee has considered using its discretion to allow members of the GMC to receive a cash award in event of departure is for those individuals who have retired or are retiring. On retirement, the CEO and his direct reports will receive any entitlements accrued under the rules of their respective retirement plans and as defined under their contractual arrangements. 6.4.5 Retirement benefits With the exception of Alex Vanselow, who receives a defined benefit entitlement, all members of the GMC receive a defined contribution entitlement. To deliver the entitlement, the individual is given a choice of funding vehicles: a defined contribution plan, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash payment in lieu. Executive Directors Prior to his appointment as CEO, Marius Kloppers had the choice of a (1) ‘defined benefit’, (2) ‘defined contribution’ underpinned by a defined benefit promise or (3) ‘cash in lieu’ pension entitlement for each year since 1 July 2001. He elected to take cash in lieu for each year except for FY2004 when he elected to take a defined contribution entitlement with a defined benefit underpin. Mr Kloppers retains the option to convert the entitlement accrued in the defined contribution fund to a defined benefit entitlement. However, since the value of his defined contribution entitlement (US$531,431) exceeds the transfer value of the defined benefit underpin that he would be entitled to should he revert to the defined benefit promise (US$530,865) (both measured at 30 June 2008), the entitlement is being treated on a defined contribution basis. Upon his succession as CEO on 1 October 2007, Mr Kloppers relinquished all future defined benefit entitlements. His defined contribution entitlement is fixed at an annual rate of 40 per cent of base salary. Prior to his retirement, on 1 January 2008, Charles Goodyear’s remuneration included a payment in lieu of a contribution by the Group to a pension fund fixed at an annual rate of 48 per cent of base salary. Mr Goodyear elected to defer receipt of this amount into an unfunded Retirement Savings Plan established for this purpose. The Plan allowed him to accumulate the annual payments and to defer receipt until af ter he retired from the Group. On retirement, he was entitled to receive the accumulated value of funds under the Retirement Savings Plan. 6.5 Group Management Committee remuneration and share awards 6.5.1 Summary of remuneration for Marius Kloppers The following table sets out the fixed and at risk remuneration for Marius Kloppers for the year ended 30 June 2008. A remuneration table prepared in accordance with the requirements of the UK Companies Act 1985 and the Australian Corporations Act 2001 and relevant accounting standards, in section 6.5.5 of this Report. Base Retirement Other Total fixed Annual Expected Value Expected Value &nbs p; Total at risk US dollars salary benefits benefits remuneration cash award Performance Shares &n bsp; Deferred Shares remuneration 2008 1,677,070 671,215 74,288 2,422,573 1,805,878 3,779,409 970,563 6,555,850 (1) Notes (1) Consists of annual cash award to be paid in respect of FY2008 and the Expected Values of the Performance Shares and Deferred Shares granted in December 2007. 6.5.2 Share awards The following tables set out the interests held by members of the GMC in BHP Billiton’s incentive schemes, and include ordinary shares under award and ordinary shares under option. With the exception of Alberto Calderon, whose awards were over BHP Billiton Plc ordinary shares, members of the GMC were granted awards in FY2008 over BHP Billiton Limited ordinary shares. No member of the GMC was awarded Options under the GIS in FY2008. All vested GIS Deferred Shares, GIS Performance Shares, PSP Performance Rights, GIS Options and ESP Options are exercisable (subject to limitations imposed by the Group’s Securities Dealing Code). No further awards of GIS Performance Shares, ESP Options and PSP Performance Rights will be granted. Awards of Performance Shares under the LTIP (including the number of shares awarded in FY2008) In accordance with the rules of the LTIP, no Performance Shares vest, or can be exercised, prior to the end of the performance period unless a participant ceases employment due to death, serious injury, disability or illness, which renders the participant incapable of continuing employment. The first vesting date will be in August 2009. The index of peer group companies for the LTIP since its implementation in 2004, comprises, or has comprised, the following companies: Alcan, Alcoa, Alumina, Anglo American, Apache, BG Group, BP, Cameco, Vale, ConocoPhillips, Devon Energy, Exxon Mobil, Falconbridge, Freeport McMoRan, Impala, Inco, Marathon Oil, Newmont Mining, Norilsk, Peabody Energy, Phelps Dodge, Rio Tinto, Shell, Southern Copper, Teck Cominco, Total, Unocal, Woodside Petroleum and Xstrata. A description of the Performance Hurdle applying to the LTIP Performance Shares is set out in section 6.3.4 of this Report. 48 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

6.5.2 Share awards continued

Awards of Performance Shares under the LTIP (including the number of shares awarded in FY2008)

Name	Date of grant	At 1 July 2007	Granted	Vested	Lapsed [1]	At date of resignation as a Director	At 30 June 2008	Date award vests and becomes exercisable [2]
Executive Directors								
Charles Goodyear	7 Dec 2006	592,558	–	–	414,791	592,558 [3]	177,767	Aug 2011
	5 Dec 2005	600,000	–	–	300,000	600,000 [3]	300,000	Aug 2010
	3 Dec 2004	500,000	–	–	150,000	500,000 [3]	350,000	Aug 2009
Total		**1,692,558**	**–**	**–**	**864,791**	**1,692,558** [3]	**827,767**	
Marius Kloppers	14 Dec 2007 [4]	–	333,327	–	–	n/a	333,327	Aug 2012
	7 Dec 2006	225,000	–	–	–		225,000	Aug 2011
	5 Dec 2005	225,000	–	–	–		225,000	Aug 2010
	3 Dec 2004	225,000	–	–	–		225,000	Aug 2009
Total		**675,000**	**333,327**	**–**	**–**		**1,008,327**	
Other members of the GMC								
Alberto Calderon	14 Dec 2007 [4]	–	211,993	–	–	n/a	211,993	Aug 2012
	7 Dec 2006	80,000	–	–	–		80,000	Aug 2011
	5 Dec 2005	40,000	–	–	–		40,000	Aug 2010
Total		**120,000**	**211,993**	**–**	**–**		**331,993**	
Marcus Randolph	14 Dec 2007 [4]	–	197,676	–	–	n/a	197,676	Aug 2012
	7 Dec 2006	175,000	–	–	–		175,000	Aug 2011
	5 Dec 2005	110,000	–	–	–		110,000	Aug 2010
	3 Dec 2004	110,000	–	–	–		110,000	Aug 2009
Total		**395,000**	**197,676**	**–**	**–**		**592,676**	
Alex Vanselow	14 Dec 2007 [4]	–	197,676	–	–	n/a	197,676	Aug 2012
	7 Dec 2006	225,000	–	–	–		225,000	Aug 2011
	5 Dec 2005	110,000	–	–	–		110,000	Aug 2010
	3 Dec 2004	110,000	–	–	–		110,000	Aug 2009
Total		**445,000**	**197,676**	**–**	**–**		**642,676**	
Karen Wood	14 Dec 2007 [4]	–	154,187	–	–	n/a	154,187	Aug 2012
	7 Dec 2006	175,000	–	–	–		175,000	Aug 2011
	5 Dec 2005	80,000	–	–	–		80,000	Aug 2010
	3 Dec 2004	80,000	–	–	–		80,000	Aug 2009
Total		**335,000**	**154,187**	**–**	**–**		**489,187**	
J Michael Yeager	14 Dec 2007 [4]	–	187,702	–	–	n/a	187,702	Aug 2012
	7 Dec 2006	225,000	–	–	–		225,000	Aug 2011
	26 Apr 2006	325,000	–	–	–		325,000	Aug 2010
Total		**550,000**	**187,702**	**–**	**–**		**737,702**	

Notes

[1] In accordance with the LTIP rules, a proportion of the original share award lapsed when Charles Goodyear retired from the Group. Awards have been pro-rated to reflect the period of service from the start of each performance period to the date of retirement.

[2] The performance period for each award ends on 30 June in the year the award vests and becomes exercisable. The expiry date of awards is the day prior to the fifth anniversary of the date the award vests and becomes exercisable.

[3] Charles Goodyear resigned as a Director on 30 September 2007.

[4] The market prices on date of grant were A$42.05 and £15.45. The fair values, estimated using a Monte Carlo simulation, were A$15.56 and £5.71.

BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 - 49

6 REMUNERATION REPORT continued

6.5.2 Share awards continued

Awards of Deferred Shares under the GIS (including the number of shares awarded in FY2008)

Name	Date of grant	At 1 July 2007	Granted	Vested	Lapsed	Exercised	At date of resignation as a Director	At 30 June 2008	Date award vests and becomes exercisable [1]	Market price on date of exercise	Aggregate gain of shares exercised
Executive Directors											
Charles Goodyear	14 Dec 2007 [4]	–	39,658	39,658	–	39,658	– [2]	–	1 Jan 2008 [3]	A$40.30	A$1,598,217
	7 Dec 2006	56,691	–	56,691	–	56,691	56,691 [2]	–	1 Jan 2008 [3]	A$40.30	A$2,284,647
	5 Dec 2005	76,569	–	76,569	–	76,569	76,569 [2]	–	22 Aug 2007 [3]	A$39.50	A$3,024,476
Total		**133,260**	**39,658**	**172,918**	**–**	**172,918**	**133,260** [2]	**–**			
Marius Kloppers	14 Dec 2007 [4]		27,582	–	–	–	n/a	27,582	Aug 2009	–	–
	7 Dec 2006	37,300	–	–	–	–		37,300	Aug 2008 [5]	–	–
	5 Dec 2005	52,771	–	52,771	–	–		52,771	22 Aug 2007 [6]	–	–
Total		**90,071**	**27,582**	**52,771**	**–**	**–**		**117,653**			
Other members of the GMC											
Alberto Calderon	14 Dec 2007 [4]	–	17,207	–	–	–	n/a	17,207	Aug 2009	–	–
	7 Dec 2006	11,926	–	–	–	–		11,926	Aug 2008 [5]	–	–
Total		**11,926**	**17,207**	**–**	**–**	**–**		**29,133**			
Marcus Randolph	14 Dec 2007 [4]	–	23,648	–	–	–	n/a	23,648	Aug 2009	–	–
	7 Dec 2006	29,455	–	–	–	–		29,455	Aug 2008 [5]	–	–
	5 Dec 2005	32,199	–	32,199	–	–		32,199	22 Aug 2007 [6]	–	–
Total		**61,654**	**23,648**	**32,199**	**–**	**–**		**85,302**			
Alex Vanselow	14 Dec 2007 [4]	–	24,847	–	–	–	n/a	24,847	Aug 2009	–	–
	7 Dec 2006	23,030	–	–	–	–		23,030	Aug 2008 [5]	–	–
	5 Dec 2005	25,633	–	25,633	–	–		25,633	22 Aug 2007 [6]	–	–
Total		**48,663**	**24,847**	**25,633**	**–**	**–**		**73,510**			
Karen Wood	14 Dec 2007 [4]	–	19,643	–	–	–	n/a	19,643	Aug 2009	–	–
	7 Dec 2006	18,267	–	–	–	–		18,267	Aug 2008 [5]	–	–
	5 Dec 2005	20,462	–	20,462	–	–		20,462	22 Aug 2007 [6]	–	–
	3 Dec 2004	26,631	–	–	–	–		26,631	Vested prior to 1 July 2007	–	–
Total		**65,360**	**19,643**	**20,462**	**–**	**–**		**85,003**			
J Michael Yeager	14 Dec 2007 [4]		26,460	–	–	–	n/a	26,460	Aug 2009	–	–
	7 Dec 2006	6,614	–	–	–	–		6,614	Aug 2008 [5]	–	–
Total		**6,614**	**26,460**	**–**	**–**	**–**		**33,074**			

Notes

[1] The expiry date of awards is the day prior to the third anniversary of the date the award vests and becomes exercisable.

[2] Charles Goodyear resigned as a Director on 30 September 2007.

[3] As per the rules of the GIS, the awards of Deferred Shares vested when Mr Goodyear retired. The market price on the date the shares vested was A$40.30 The market price on date of grant was A$26.40 (2006 awards) and A$42.05 (2007 awards).

[4] The market prices on date of grant were A$42.05 and £15.45. The fair values, estimated using a Net Present Value model, were A$35.56 and £13.41.

[5] In accordance with the GIS rules, these awards will vest and become exercisable on, or as soon as practicable after, the first non-prohibited period date occurring after 30 June 2008.

[6] The holding period for awards ended on 30 June 2007. 100 per cent of the awards vested and became exercisable. The market prices on date of vesting were A$35.40 and £13.65. The market prices on date of grant were A$22.03 and £8.90.

50 – BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

6.5.2 Share awards continued

Awards of Performance Shares under the GIS

Name	Date of grant	At 1 July 2007	Granted	Vested	Lapsed	Exercised	At 30 June 2008	Date award vests and becomes exercisable [1]	Market price on date of exercise	Aggregate gain of shares exercised
Karen Wood	21 Nov 2003	16,547	–	–	–	–	16,547	Vested prior to 1 July 2007	–	–

Notes
[1] The expiry date of awards is the day prior to the third anniversary of the date the award vested and became exercisable.

Awards of Options under the GIS and the Employee Share Plan

Name	Date of grant	Exercise Price payable (A$)	At 1 July 2007	Granted	Vested	Lapsed	Exercised	At date of resignation as a Director	At 30 June 2008	Date award vests and becomes exercisable	Expiry date	Market price on date of exercise	Aggregate gain of shares exercised
Charles Goodyear	3 Dec 2004	15.39	180,613	–	–	–	180,613	180,613 [2]	–	23 Aug 2006	22 Aug 2009	A$39.20	A$4,300,396
	21 Nov 2003	11.11	320,725	–	–	–	320,725	320,725 [2]	–	24 Aug 2005	23 Aug 2008	A$36.50	A$8,143,208
	3 Apr 2000	7.60 [1]	722,785	–	–	–	722,785	722,785 [2]	–	3 Apr 2003	1 Jan 2010	A$34.82	A$19,675,874 [3]
	23 Apr 1999	6.92 [1]	351,065	–	–	–	351,065	351,065 [2]	–	23 Apr 2002	22 Apr 2009	A$38.55	A$11,104,256 [4]

Notes
[1] Represents exercise price adjusted for issues of bonus shares in respect of the DLC merger and for exercise price reduction as a result of the demergers of OneSteel Limited and BHP Steel Limited.
[2] Charles Goodyear resigned as a Director on 30 September 2007.
[3] Mr Goodyear exercised 350,000 Options at the original exercise price of A$15.69. A further 372,785 bonus shares were also exercised with no exercise price to pay.
[4] Mr Goodyear exercised 170,000 Options at the original exercise price of A$14.29. A further 181,065 bonus shares were also exercised with no exercise price to pay.

Awards of Performance Rights under the Performance Share Plan

Name	Date of grant	At 1 July 2007	Granted	Vested	Lapsed	Exercised	At date of resignation as a Director	At 30 June 2008	Date award vests and becomes exercisable	Market price on date of exercise	Aggregate gain of shares exercised
Charles Goodyear	8 Nov 2001	15,716	–	–	–	15,716	15,716 [1]	–	Vested prior to 1 July 2007	A$39.50	A$620,782
Karen Wood	8 Nov 2001 [2]	25,846	–	–	–	–	–	25,846	Vested prior to 1 July 2007	–	–

Notes
[1] Charles Goodyear resigned as a Director on 30 September 2007.
[2] The unexercised Performance Rights expire on 30 September 2011.

6.5.3 Shareplus

Shareplus, an all-employee share purchase plan, was launched in April 2007. Employees may contribute money to acquire shares (Acquired Shares) in any Plan year. The maximum annual contribution for Shareplus 2007 and Shareplus 2008 was and is US$5,000. On the third anniversary of a Plan year, subject to the employee still being in employment, the Company will match the number of Acquired Shares held by the employee at that time and award Matched Shares on a 1:1 basis.
The employees have no beneficial entitlement to the Matched Shares until they are awarded. Acquired Shares are purchased on a quarterly basis. Employees can sell their Acquired Shares at any time. All executive Directors and members of the GMC are eligible to participate in Shareplus; non-executive Directors are not. The Acquired Shares that have been purchased on behalf of the executive Directors and members of the GMC are shown in their holdings of ordinary shares in section 7 Directors' Report.

6.5.4 Estimated value range of awards

The maximum possible value of awards yet to vest to be disclosed under the Australian Corporations Act 2001 is not determinable as it is dependent on, and therefore fluctuates with, the share prices of BHP Billiton Limited and BHP Billiton Plc at a date that any award is exercised. An estimate of a maximum possible value of awards for members of the GMC can be made using the highest share price during FY2008, which was A$49.55 and £21.96, multiplied by the number of awards for each scheme.

BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 - 51

6 REMUNERATION REPORT continued

6.5.5 Remuneration for GMC members

The table that appears in this section has been prepared in accordance with the requirements of the UK Companies Act 1985, and the Australian Corporations Act 2001 and relevant accounting standards.

		Short-term employee benefits					Post-employment benefits	Share-based payments			
US dollars		Base salary [1]	Annual cash award	Non-monetary benefits	Other benefits	Subtotal: UK requirements	Retirement benefits	Dividend Equivalent Payment value	Value of Deferred Shares	Long-term incentive awards	Total: Australian requirements
Executive Directors											
Charles Goodyear [2]	**2008**	**888,750**	**933,188**	**1,324,751** [3]	**554,534** [3]	**3,701,223**	**426,600**	**249,440**	**824,373**	**947,906**	**6,149,542**
	2007	1,777,500	1,517,985	100,762	–	3,396,247	853,200	234,053	1,486,559	1,849,039	7,819,098
Marius Kloppers	**2008**	**1,677,070**	**1,805,878**	**74,288**	–	**3,557,236**	**671,215**	**264,170**	**985,135**	**1,395,886**	**6,873,642**
	2007	1,008,036	1,025,000	34,575	–	2,067,611	416,364	126,390	732,037	659,945	4,002,347
Other GMC members											
Alberto Calderon	**2008**	**987,023**	**903,783**	**12,773**	**201,929**	**2,105,508**	**345,458**	**83,762**	**473,899**	**548,664**	**3,557,291**
	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Marcus Randolph	**2008**	**1,099,370**	**1,176,656**	**44,433**	–	**2,320,459**	**373,786**	**159,955**	**738,475**	**876,212**	**4,468,887**
	2007	864,282	875,000	44,783	–	1,784,065	293,856	77,123	563,980	439,770	3,158,794
Alex Vanselow	**2008**	**1,094,477**	**1,031,143**	**69,299**	**175,000**	**2,369,919**	**415,901**	**159,075**	**676,035**	**940,512**	**4,561,442**
	2007	838,730	925,000	61,759	175,000	2,000,489	318,717	87,989	518,186	504,070	3,429,451
Karen Wood	**2008**	**854,514**	**804,292**	–	–	**1,658,806**	**293,953**	**137,232**	**531,417**	**721,634**	**3,343,042**
	2007	658,500	730,000	–	–	1,388,500	226,524	69,443	404,881	381,210	2,470,558
J Michael Yeager	**2008**	**1,028,907**	**1,062,135**	**19,670**	–	**2,110,712**	**368,349**	**139,916**	**618,480**	**955,971**	**4,193,428**
	2007	964,600	1,012,000	22,260	2,000,000	3,998,860	345,327	66,674	324,551	541,550	5,276,962
Former GMC members [4]											
	2008	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**	**n/a**
	2007	2,780,030	3,915,000	2,617	1,272,425	7,970,072	819,239	178,117	1,692,309	1,907,607	12,567,344

Notes

(1) Base salaries are generally reviewed on 1 September each year. Amounts shown reflect salary increases paid over the 12-month period ending 30 June 2008. Base salary for Charles Goodyear reflects the period 1 July 2007 to his retirement date, 1 January 2008.

(2) For Mr Goodyear, remuneration shown in this table is the total for FY2008. His total remuneration for the proportion of the year before he stood down as a Director and a member of the GMC was US$946,337 for UK requirements (which is comprised of base salary: US$444,375; annual cash award: US$466,594; and non-monetary benefits: US$35,368) and US$2,170,497 for Australian requirements (which comprises the items included for UK requirements plus post-employment benefits: US$213,300; dividend equivalent payment value: US$124,720; value of Deferred Shares: US$412,187; and long-term incentive awards: US$473,953).

(3) Non-monetary and others benefits for Mr Goodyear include a payment in respect of accrued leave and settlement of UK tax liabilities.

(4) John Fast, Robert Kirkby, Chris Lynch and Miklos Salamon were members of the GMC in FY2007, but not in FY2008.

Explanation of terms

(a) ***Dividend Equivalent Payment value:*** Participants who are awarded shares under the GIS and the LTIP are entitled to a payment in lieu of dividends. The Dividend Equivalent Payment is equal to the amount that would have been earned over the holding or performance period based on the number of awards that vest, and will be made to the participant on exercise. The value is included in remuneration over the period prior to exercising of the underlying awards and is defined as a cash-settled share-based payment.

(b) ***Other benefits (including non-monetary benefits):*** Includes medical insurance, professional fees paid in respect of tax compliance and consulting, payout of unused leave entitlements, life assurance-related benefits, relocation allowance and expenses where applicable.

(c) ***Retirement benefits:*** Charles Goodyear was entitled to receive retirement benefits equal to 48 per cent of his base salary. He elected to defer receipt and participate in the Group's Retirement Savings Plan. From 1 October 2007, Marius Kloppers was entitled to receive retirement benefits equal to 40 per cent of his base salary. He elected to defer receipt of the majority of the benefit and participate in the Group's Retirement Savings Plan.

(d) ***Value of Deferred Shares:*** The amounts shown represent the estimated fair value of Deferred Shares earned in the year. The fair value of the Deferred Shares is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the term of the vesting period. Deferred Shares are equity-settled share-based payments. The actual Deferred Shares will be awarded to participants following the Annual General Meetings in 2008. Participants in the GIS can elect to receive Options instead of Deferred Shares or a combination of both. In December 2007, all KMP who were eligible to participate received Deferred Shares. Once awarded (subsequent to meeting KPIs and approval at the Annual General Meetings), the only vesting condition is for participants to remain in employment for two further years. Accordingly, the number of shares (if any) that will ultimately vest cannot be determined until the service period has been completed. The estimated fair value of the Deferred Shares forms part of the *at risk* remuneration appearing throughout this Report. The fair value of Deferred Shares is apportioned to annual remuneration based on the expected future service period, which is normally three years. The vesting of Deferred Shares may be accelerated in the event of leaving or retirement from the Group, in which case the expected future service period is amended.

52 - BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

6.5.5 Remuneration for GMC members continued

(e) ***Long-term incentive awards:*** Long-term incentive awards are defined as equity-settled share-based payments in the form of shares. The amount in respect of long-term incentive awards represents the estimated fair value of Performance Shares granted under the LTIP. The estimated fair value has been independently determined using a Monte Carlo simulation methodology taking account of Performance Hurdles, the exercise price, the term of the award, the share price at grant date and expected price volatility of the underlying share, and the risk-free interest rate for the term of the award. Details of outstanding awards and awards vesting in the year are set out in the tables in section 6.5.2 of this Report. The estimated fair value of the award made in any year is allocated in equal amounts to each of the years during the vesting period. The fair value of Performance Shares is apportioned to annual remuneration based on the expected future service period, which is normally five years. Where entitlements to Performance Shares are preserved on leaving or retirement from the Group, the expected future service period is amended.

6.6 Non-executive Directors

The aggregate sum available to remunerate non-executive Directors is currently US$3 million. Shareholders will be asked at the 2008 Annual General Meetings to approve an increase in this sum to US$3.8 million, reflecting the recent appointment of additional non-executive Directors and increases in the level of fees since the aggregate sum was last fixed by shareholders.

The Board is conscious that just as it must set remuneration levels to attract and retain talented executives, so it must ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of Director necessary to contribute effectively to a high-performing Board. Fees for the Chairman and the non-executive Directors were reviewed in July/August 2008, with the assistance of external advisers, in accordance with the policy of conducting annual reviews. The table below sets out the fees before and after the 2008 review.

The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings, the extent of the geographic regions in which we operate and the enhanced responsibilities associated with membership of Board Committees. They also reflect the considerable travel burden imposed on members of the Board.

Non-executive Directors are not eligible to participate in any of our incentive arrangements. A standard letter of appointment has been developed for non-executive Directors and is available on our website. Each non-executive Director is appointed subject to periodic re-election by shareholders (see section 5 Corporate Governance Statement for an explanation of the process). There are no provisions in any of the non-executive Directors' appointment arrangements for compensation payable on early termination of their directorship. Mr Alan Boeckmann and Mr Keith Rumble were appointed as non-executive Directors with effect from 1 September 2008. Dates of appointment of all Directors appear in section 4 Board of Directors and Group Management Committee.

Levels of fees and travel allowances for non-executive Directors

US dollars	At 1 July 2008	At 1 July 2007
Base fee	140,000	121,000
Plus additional fees for:		
Senior Independent Director of BHP Billiton Plc	30,000	25,000
Committee Chair:		
Risk and Audit	50,000	45,000
Remuneration	35,000	30,000
Sustainability	35,000	30,000
Nomination	No additional fees	No additional fees
Committee membership:		
Risk and Audit	25,000	25,000
Remuneration	20,000	20,000
Sustainability	20,000	20,000
Nomination	No additional fees	No additional fees
Travel allowance:		
Greater than 3 but less than 12 hours	7,000	5,000
Greater than 12 hours	15,000	10,000
Chairman's remuneration	1,000,000	825,000

6.6.1 Retirement benefits

The following table sets out the accrued retirement benefits under the now-closed Retirement Plan of BHP Billiton Limited. The Retirement Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements from that date.

US dollars				
			Lump sum entitlement at [2]	
Name	Completed service at 30 June 2008 (years)	Increase in lump sum entitlement during the year [1]	30 June 2008	30 June 2007
Don Argus	11	303,555	1,744,560	1,441,005
David Crawford	14	78,781	452,764	373,983
David Jenkins	8	54,666	314,173	259,507
John Schubert	8	39,366	226,238	186,872

Notes

[1] Since the closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual at the date of closure, together with the application of the earnings rate and foreign exchange rate (the translation from Australian dollars to US dollars).

[2] Lump sum entitlement disclosure in prior years included compulsory Group contributions to the BHP Billiton Superannuation Fund. Certain Directors have elected to transfer accumulated contributions to self-managed superannuation funds. Accordingly, the entitlement amounts disclosed relate to the benefits under the Retirement Plan.

BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 – 53

6 REMUNERATION REPORT continued

6.6.2 Remuneration

The table that appears in this section has been prepared in accordance with the requirements of the UK Companies Act 1985 and the Australian Corporations Act 2001 and relevant accounting standards.

		Short-term benefits						Post-employment benefits	
US dollars		Fees	Committee Chair fees	Committee membership fees	Travel allowances	Other benefits (non-monetary) [1]	Subtotal: UK requirements [2]	Retirement benefits [3]	Total: Australian Requirements [2]
Paul Anderson	**2008**	**121,000**	**–**	**20,000**	**60,000**	**17,656**	**218,656**	**–**	**218,656**
	2007	110,000	–	17,000	55,000	–	182,000	–	182,000
Don Argus	**2008**	**825,000**	**–**	**–**	**25,000**	**27,631**	**877,631**	**42,844**	**920,475**
	2007	750,000	–	–	30,000	–	780,000	38,651	818,651
David Brink [4]	**2008**	**62,917**	**–**	**10,417**	**35,000**	**16,868**	**125,202**	**–**	**125,202**
	2007	110,000	22,500	25,000	40,000	3,184	200,684	–	200,684
John Buchanan	**2008**	**146,000**	**30,000**	**–**	**40,000**	**577**	**216,577**	**–**	**216,577**
	2007	135,000	30,000	–	35,000	–	200,000	–	200,000
Carlos Cordeiro	**2008**	**121,000**	**–**	**20,000**	**45,000**	**3,025**	**189,025**	**–**	**189,025**
	2007	110,000	–	20,000	55,000	1,830	186,830	–	186,830
David Crawford	**2008**	**121,000**	**45,000**	**–**	**25,000**	**12,145**	**203,145**	**8,620**	**211,765**
	2007	110,000	45,000	–	30,000	2,794	187,794	7,989	195,783
David Morgan [5]	**2008**	**60,500**	**–**	**7,594**	**–**	**901**	**68,995**	**3,354**	**72,349**
	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
E Gail de Planque	**2008**	**121,000**	**–**	**40,000**	**70,000**	**2,404**	**233,404**	**–**	**233,404**
	2007	110,000	–	37,000	64,500	1,830	213,330	–	213,330
David Jenkins	**2008**	**121,000**	**–**	**45,000**	**65,000**	**–**	**231,000**	**–**	**231,000**
	2007	110,000	–	45,000	45,000	990	200,990	–	200,990
Jacques Nasser	**2008**	**121,000**	**–**	**25,000**	**80,000**	**–**	**226,000**	**–**	**226,000**
	2007	110,000	–	25,000	50,000	–	185,000	–	185,000
John Schubert	**2008**	**121,000**	**30,000**	**–**	**30,000**	**13,219**	**194,219**	**8,043**	**202,262**
	2007	110,000	7,500	17,000	20,000	125	154,625	6,546	161,171

Notes

(1) Other benefits include professional fees and reimbursements of the cost of travel, accommodation and subsistence for the Director and, where applicable, their spouse.

(2) UK requirements: UK Companies Act 1985. Australian requirements: Australian Corporations Act 2001 and relevant accounting standards.

(3) BHP Billiton Limited makes superannuation contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation.

(4) David Brink retired from the Board at the conclusion of the Annual General Meetings in 2007 (28 November 2007).

(5) David Morgan was appointed a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 1 January 2008.

6.7 Aggregate Directors' remuneration

This table sets out the aggregate remuneration of executive and non-executive Directors in accordance with the requirements of the UK Companies Act 1985.

US dollars million	2008	2007
Emoluments	**7**	12
Termination payments	**–**	–
Awards vesting under long-term incentive schemes	**4**	19
Gains on exercise of Options	**–**	–
Pension contributions	**1**	2
Total	**12**	**33**

54 - BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

6.8 Group performance

The performance of the Group relative to the markets in which it operates over the past five years is illustrated by the two charts below. The first compares our TSR performance with that of the ASX 100 and the FTSE 100, both of which are broadly-based indices. The second illustrates performance against the LTIP's peer group index (the relevant companies are listed in section 6.5.2 of this Report). The Committee believes that the broadly-based indices and the index of peer group companies are the most appropriate benchmarks for measuring our performance. For FY2008, the total return to BHP Billiton Limited shareholders (as measured by the change in share price plus dividends reinvested) was 60.72 per cent. Over the same period, the total return to BHP Billiton Plc shareholders (measured on the same basis) was 54.86 per cent. As illustrated by the charts below, BHP Billiton has strongly outperformed both the market and the pre-2007 LTIP peer group in the level of returns it has delivered to shareholders. Details of the Group's performance, share price, dividends and other Group highlights over the past five years can be found on pages 2 and 3 of the 2008 Business Review available on our website.

Five-year TSR performance of BHP Billiton measured against the ASX 100 and FTSE 100 – rebased in US$



BHP Billiton Plc
ASX 100
BHP Billiton Limited
FTSE 100
TSR rebased to 01/07/2003
1,000
900
800
700
600
500
400
300
200
100
0
June 03
June 04
June 05
June 06
June 07
June 08
Financial year-end

Five-year TSR performance of BHP Billiton measured against the LTIP comparator group – rebased in US$



BHP Billiton Plc
Median of pre-2007 comparator group
BHP Billiton Limited
Median of post-2007 comparator group
TSR rebased to 01/07/2003
1,000
900
800
700
600
500
400
300
200
100
0
June 03
June 04
June 05
June 06
June 07
June 08
Financial year-end

6.9 Earnings performance

Earnings performance over the last five years is represented by profit attributable to BHP Billiton shareholders and is detailed in the table opposite. (1)

US dollars million	Profit attributable to shareholders (2)
FY2008	15,368
FY2007	13,675
FY2006	10,154
FY2005	6,426
FY2004	3,510

Notes
(1) The impact on TSR and earnings of the share buy-back program was considered when assessing the relative performance of the Group.
(2) 2005 to 2008 are prepared in accordance with IFRS. 2004 is prepared in accordance with UK GAAP. Amounts are stated before exceptional items.

6.10 Share prices

The share prices of BHP Billiton Limited and BHP Billiton Plc on 30 June 2008 were A$43.70 and £19.20 respectively. BHP Billiton Limited's highest and lowest share prices in the year ended 30 June 2008 were A$49.55 (19 May 2008) and A$31.00 (22 January 2008) respectively. BHP Billiton Plc's highest and lowest share prices in the year ended 30 June 2008 were £21.96 (19 May 2008) and £11.83 (16 August 2007) respectively.

This Report was approved by the Board on 9 September 2008 and signed on its behalf by:

John Buchanan
Chairman, Remuneration Committee

9 September 2008

BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 - 55

Section 7 Directors’ Report Contents page 7.1 Principal activities, state of affairs and business review 57 7.2 Share capital and buy-back programs 57 7.3 Results, financial instruments and going concern 59 7.4 Directors 59 7.5 Remuneration and share interests 59 7.5.1 Remuneration 59 7.5.2 Directors 59 7.5.3 GMC members 59 7.6 Secretaries 59 7.7 Indemnities and insurance 59 7.8 Employee policies and involvement 60 7.9 Environmental performance 60 7.10 Dividends 60 7.11 Auditors 60 7.12 Non-audit services 61 7.13 Value of land 61 7.14 Political and charitable donations 61 7.15 Exploration, research and development 61 7.16 Creditor payment policy 61 7.17 Class order 61 7.18 Proceedings on behalf of BHP Billiton Limited 61 7.19 Directors’ shareholdings 61 7.20 GMC members’ shareholdings (other than Directors) 62 7.21 Performance in relation to environmental regulation 62 7.22 Share capital, restrictions on transfer of shares and other additional information 62 7.22.1 Organisational and share capital structure 62 7.22.2 Constitution 63 7.22.3 Share ownership 66 7.22.4 Share capital 66 7.22.5 Employee share ownership plans 66 7.23 Other information 67 56 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

7 DIRECTORS’ REPORT The information presented by the Directors in this Directors’ Report relates to BHP Billiton Limited and BHP Billiton Plc and their subsidiaries. The Chairman’s Review, the Chief Executive Officer’s Report, Group Highlights 2008, Five-year Summary, Customer Sector Group Performance and Shareholder information of this Concise Report are each incorporated by reference into, and form part of, this Directors’ Report. 7.1 Principal activities, state of affairs and business review A review of the operations of the Group during FY2008, and the expected results of those operations in future years, is set out in the Chairman’s Review, the Chief Executive Officer’s Report, Group Highlights 2008, Five-year Summary, Customer Sector Group Performance and other material in this Concise Report. Information on the development of the Group and likely developments in future years also appears in those sections of this Concise Report. The Directors believe that to include further information on those matters and on the strategies and expected results of the operations of the Group in this Concise Report would be likely to result in unreasonable prejudice to the Group. Our principal activities during FY2008 were minerals exploration, development, production and processing (in respect of alumina, aluminium, copper, iron ore, metallurgical coal, energy coal, nickel, manganese ores and alloys, diamonds, titanium minerals and uranium), and oil and gas exploration, development and production. Significant changes in the state of affairs of the Group that occurred during FY2008 and significant post-balance date events are set out below and in the Chief Executive Officer’s Report, Group Highlights 2008 and Customer Sector Group Performance of this Concise Report. • There were significant changes to the composition of the Board and management during the year. The CEO, Mr Charles Goodyear, ceased as a Director and as CEO on 30 September 2007. Mr Marius Kloppers commenced as CEO on 1 October 2007. Dr David Brink retired as a Director on 28 November 2007, Dr David Morgan commenced as a Director on 1 January 2008 and Mr Alan Boeckmann and Mr Keith Rumble each commenced as a Director on 1 September 2008. • On 3 July 2007, we announced approval of the Pyrenees project located in licence block number WA-12-R in the Exmouth Sub-basin, off the northwest Australian coast. First production is expected during the first half of calendar year 2010. Project costs for the Pyrenees development are approximately US$1.7 billion, of which BHP Billiton’s share is 71.43 per cent (approximately US$1.2 billion). The Pyrenees fields of Crosby, Ravensworth and Stickle were discovered in WA-12-R in July 2003. BHP Billiton is the operator. • On 4 February 2008, we announced approval for US$1.094 billion (BHP Billiton share US$930 million) of capital expenditure to underpin accelerated growth of our Western Australian Iron Ore (WAIO) business. This amount represents pre-approval expenditure for Rapid Growth Project 5 (RGP5). The pre-approval funding will be used to commence duplication of the railway track between the Yandi mine and Port Hedland and begin the expansion of the inner harbour at Port Hedland. The early funding will also allow early procurement of long lead items and detailed engineering studies to expand capacity at Yandi and Area C. • On 6 February 2008, we announced the terms of two inter-conditional offers for the entire ordinary share capital of Rio Tinto Limited and Rio Tinto plc (together ‘Rio Tinto’). Under the announced offers, we will offer 3.4 BHP Billiton shares for each Rio Tinto share tendered. We believe the combination of BHP Billiton and Rio Tinto is a logical and compelling combination for both companies and will unlock unique value and substantial benefits to BHP Billiton and Rio Tinto shareholders. The offer s for Rio Tinto are subject to a number of conditions, including approval by BHP Billiton shareholders. In addition, certain regulatory pre-conditions need to be satisfied or waived before we can make the offers. • On 29 February 2008, BHP Billiton approved the Douglas-Middelburg Optimisation (DMO) Project, with an expected capital investment of US$975 million. The DMO project scope includes utilising reserves across the Douglas and Middelburg Mine Services (MMS) collieries and development of new mining areas with low strip ratio coal, with product being fed into a new 14 mtpa coal processing plant. First coal from the new mining areas is expected in mid-2008 and the new plant is expected to receive coal in mid-2010. • On 1 May 2008, BHP Billiton announced approval of the Efficiency and Growth expansion project at Worsley Alumina in Western Australia for an estimated capital investment of US$1.9 billion (BHP Billiton’s 86 per cent share). The expansion project will lift capacity of the Worsley Refinery from 3.5 mtpa of alumina to 4.6 mtpa (100 per cent capacity) through expanded mining operations, additional refinery capacity and upgrade port facilities. The construction phase will start immediately and first production is expected in the first half of calendar year 2011. • On 17 July 2008, we announced that BHP Billiton Mitsubishi Alliance (BMA) had entered into an agreement to acquire 100 per cent of the New Saraji Project from New Hope Corporation Limited for a cash consideration of approximately US$2.4 billion (US$1.2 billion, BHP Billiton share). New Saraji is an undeveloped metallurgical coal resource located adjacent to BMA’s Saraji mine near Dysart in Queensland’s Bowen Basin. The purchase comprises Mining Lease Application (MLA) 70383 and Exploration Prospecting Consent (EPC) 837, and port user contract entitling the purchaser to 10 mtpa of capacity at the Abbott Point coal terminal as it is expanded. Completion is subject to certain third party consents and normal government approvals. • On 25 July 2008, BHP Billiton approved expenditure of US$625 million (BHP Billiton share) for the full field development of the Turrum oil and gas field in the Gippsland Basin, offshore Victoria. The Turrum development will produce new supplies of natural gas and liquids through new and existing Bass Strait facilities. Turrum is part of the Gippsland Basin Joint Venture in which BHP Billiton and ExxonMobil subsidiary, Esso Australia Resources Pty Ltd (operator), each have a 50 per cent interest. No other matter or circumstance has arisen since the end of FY2008 that has significantly affected or may significantly affect the operations, the results of operations or state of affairs of the Group in future years. The material risks and uncertainties that could affect us are described in section 5.6.2 of this Concise Report. 7.2 Share capital and buy-back programs On 23 August 2006, we announced a US$3 billion capital return to shareholders through an 18-month series of share buy-backs. On 7 February 2007, a US$10 billion extension to this program was announced. At the Annual General Meetings held during 2007, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 232,802,528 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. Shareholders will be asked at the 2008 Annual General Meetings to renew this authority. During FY2008, 96.9 million ordinary shares in BHP Billiton Plc, with a nominal value of US$0.50 per share and representing 4.1 per cent of BHP Billiton Plc’s issued share capital, were purchased. These shares were bought back at an average price of 1,551.09 pence for an aggregate consideration of US$3,075 million to return value to shareholders under our capital management program. This represented a discount to the average BHP Billiton Limited share price over the buy-back period (being 1 July 2007 to 14 December 2007) of 8.7 per cent. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 57

7 DIRECTORS’ REPORT continued 7.2 Share capital and buy-back programs continued All of those shares purchased were cancelled. This program was suspended until further notice on 14 December 2007. The Directors have no present intention to reactivate this buy-back program. In addition, up until 30 September 2007, we had in place an on-market share buy-back program under which up to 349 million shares of BHP Billiton Limited could be purchased on-market and cancelled, which represented less than 10 per cent of BHP Billiton Limited’s issued share capital. We did not make any on-market share purchases during FY2008. There have been no off-market purchases of BHP Billiton Limited shares in FY2008. Some of our executives are entitled to options as part of their remuneration arrangements. We can satisfy these entitlements either by the acquisition of shares on-market or by the issue of new shares. The shares in column ‘A’ below were purchased to satisfy awards made under the various BHP Billiton Limited and BHP Billiton Plc employee share schemes, and those shares purchased in BHP Billiton Limited and BHP Billiton Plc as part of our capital management program. A B C D Total number of shares Total number purchased as part of Maximum number of shares of shares Average price publicly announced that may yet be purchased Period purchased paid per share (a) plans or programs under the plans or program BHP Billiton Limited BHP Billiton Plc (b) 1 July 2007 to 31 July 2007 10,258,197 29.58 10,075,000 207,951,445 (c) 222,727,528 (d) 1 Aug 2007 to 31 Aug 2007 15,645,857 27.31 14,756,226 207,951,445 (c) 207,971,302 (d) 1 Sep 2007 to 30 Sep 2007 23,120,914 30.34 22,035,000 207,951,445 (c) 185,936,302 (d) 1 Oct 2007 to 31 Oct 2007 15,819,486 37.01 15,467,510 — (c) 170,468,792 (d) 1 Nov 2007 to 30 Nov 2007 24,555,315 33.13 24,182,463 — (c) 146,286,329 (d) 1 Dec 2007 to 31 Dec 2007 10,609,119 32.80 10,387,887 — (c) 135,898,442 (d) 1 Jan 2008 to 31 Jan 2008 1,566,987 32.76 — — (c) 135,898,442 (d) 1 Feb 2008 to 29 Feb 2008 425,657 34.14 — — (c) 135,898,442 (d) 1 Mar 2008 to 31 Mar 2008 179,439 33.30 — — (c) 135,898,442 (d) 1 Apr 2008 to 30 Apr 2008 588,128 39.71 — — (c) 135,898,442 (d) 1 May 2008 to 31 May 2008 485,213 39.60 — — (c) 135,898,442 (d) 1 June 2008 to 30 June 2008 790,430 41.14 — — (c) 135,898,442 (d) Total 104,044,742 31.97 96,904,086 (a) The shares were purchased in the currency of the stock exchange on which the purchase took place, and the sale price has been converted into US dollars at the exchange rate of the day of the purchase. (b) On 14 December 2007, the share buy-back program was suspended. (c) These shares in BHP Billiton Limited may be repurchased pursuant to the on-market share buy-back program. On 15 September 2006, BHP Billiton Limited announced the reduction in the maximum number of shares that may be bought back from 358,00 0,000 to 349,000,000 following cancellation of 95,950,979 BHP Billiton Limited shares on 3 April 2006 and extended the on-market buy-back program for a further 12 months to 30 September 2007. After completion of an off-market share buy-back on 26 March 2007 (pursuant to which 141,098,555 shares were repurchased and cancelled), the maximum amount of shares that could be bought back pursuant to the on-market share buy-back program (without shareholder approval) was reduced from 349,000,000 to 207,951,445. While BHP Billiton Limited is able to buy back and cancel BHP Billiton Limited shares within the ‘10/12 limit’ without shareholder approval in accordance with section 257B of the Corporations Act 2001 (Cth), BHP Billiton Limited has not made any announcement to the market extending the on-market share buy-back program beyond 30 September 2007. Any future on-market share buy-back program will be conducted in accordance with the Corporations Act 2001 (Cth) and will be announced to the market in accordance with the ASX Listing Rules. (d) At the Annual General Meetings held during 2007, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 232,802,528 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc’s issued share capital at that time. As at 30 June 2008, 96,904,086 BHP Billiton Plc shares had been bought back (all by BHP Billiton Limited). All of the 96,904,086 shares purchased by BHP Billiton Limited have been cancelled. 58 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

7.3 Results, financial instruments and going concern Information about our financial position is included in the financial statements in this Concise Report. The income statement set out in this Concise Report shows profit attributable to BHP Billiton members of US$15,390 million compared to US$13,416 million in 2007. Details of our financial risk management objectives and policies are set out in section 5.6 of this Concise Report and note 26 ‘Financial risk management’ in the financial statements in the BHP Billiton Annual Report, each of which is incorporated into, and forms part of, this Directors’ Report. The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in the operational business for the foreseeable future and have therefore continued to adopt the going-concern basis in preparing the financial statements. 7.4 Directors The Directors who served at any time during or since the end of the financial year were Mr Don Argus, Mr Marius Kloppers, Mr Charles Goodyear, Mr Paul Anderson, Mr Alan Boeckmann, Dr David Brink, Dr John Buchanan, Mr Carlos Cordeiro, Mr David Crawford, Hon E Gail de Planque, Dr David Jenkins, Dr David Morgan, Mr Jacques Nasser, Mr Keith Rumble and Dr John Schubert. Further details of the Directors of BHP Billiton Limited and BHP Billiton Plc are set out in section 4.1 of this Concise Report. These details include the period for which each Director held office up to the date of this Directors’ Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2005, and the period for which each directorship has been held. Mr Charles Goodyear retired as a Director and as CEO of BHP Billiton Limited and BHP Billiton Plc with effect from 30 September 2007, having been a Director since November 2001 and CEO from January 2003. Mr Marius Kloppers took over as CEO from Mr Charles Goodyear on 1 October 2007. Dr David Brink retired as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 28 November 2007, having been a Director of BHP Billiton Plc since June 1997 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr David Morgan was appointed as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 1 January 2008. Mr Alan Boeckmann and Mr Keith Rumble were each appointed as a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 1 September 2008. The number of meetings of the Board and its Committees held during the year and each Director’s attendance at those meetings are set out in sections 5.3.12 and 5.4.1 of this Concise Report. 7.5 Remuneration and share interests 7.5.1 Remuneration The policy for determining the nature and amount of emoluments of members of the Group Management Committee (GMC) (including the executive Directors) and the non-executive Directors and information about the relationship between that policy and our performance are set out in sections 6.3, 6.5 and 6.6 of this Concise Report. The remuneration tables contained in sections 6.5 and 6.6 of this Concise Report set out the remuneration of members of the GMC (including the executive Directors) and the non-executive Directors. 7.5.2 Directors The tables contained in section 7.19 of this Directors’ Report set out the relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc of the Directors who held office at 30 June 2008, at the beginning and end of FY2008, and in relation to all Directors in office as at the date of this Directors’ Report, their relevant interests in shares in BHP Billiton Limited and BHP Billiton Plc as at the date of this Report. No rights or options over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the non-executive Directors. Interests held by executive Directors under share and option plans are set out in the tables showing interests in incentive plans contained in section 6.5 of this Concise Report. Further details of all options and rights held as at the date of this Directors’ Report (including those issued during or since the end of FY2008), and of shares issued during or since the end of FY2008 upon exercise of options and rights, are set out in note 29 ‘Key Management Personnel’ in the financial statements in the BHP Billiton Annual Report. Except as disclosed in these tables, there have been no other changes in the Directors’ interests over shares or options in BHP Billiton Limited and BHP Billiton Plc between 30 June 2008 and the date of this Directors’ Report. We have not made available to any Director any interest in a registered scheme. The former Directors of BHP Limited participated in a retirement plan under which they were entitled to receive a payment on retirement calculated by reference to years of service. This plan was closed on 24 October 2003, and benefits accrued to that date are held by BHP Billiton Limited and will be paid on retirement. Further information about this plan and its closure are set out in section 6.6.1 of this Concise Report. 7.5.3 GMC members The table contained in section 7.20 of this Directors’ Report sets out the relevant interests held by members of the GMC (other than Directors) in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of FY2008, and at the date of this Directors’ Report. Interests held by members of the GMC under share and option plans are set out in the tables showing interests in incentive plans contained in section 6.5 of this Concise Report. Further details of all options and rights held as at the date of this Directors’ Report (including those issued during or since the end of FY2008), and of shares issued during or since the end of FY2008 upon exercise of options and rights, are set out in note 29 ‘Key Management Personnel’ in the financial statements in the BHP Billiton Annual Report. 7.6 Secretaries Ms Jane McAloon is the Group Company Secretary. Details of her qualifications and experience are set out in section 4.1 of this Concise Report. The following people also act as the Company Secretaries of either BHP Billiton Limited or BHP Billiton Plc: Ms Fiona Smith, BSc LLB, FCIS, Deputy Company Secretary BHP Billiton Limited and Ms Elizabeth Hobley, BA (Hons), ACIS, Deputy Company Secretary BHP Billiton Plc. Each such individual has experience in a company secretariat role arising from time spent in such roles within BHP Billiton or other large listed companies. 7.7 Indemnities and insurance Rule 146 of the BHP Billiton Limited Constitution and Article 146 of the BHP Billiton Plc Articles of Association require each Company to indemnify to the extent permitted by law, each Director, Secretary or executive officer of BHP Billiton Limited and BHP Billiton Plc respectively against liability incurred in, or arising out of, the conduct of the business of the Company or the discharge of the duties of the Director, Secretary or executive officer. The Directors named in section 4.1 of this Concise Report, the executive officers and the Company Secretaries of BHP Billiton Limited and BHP Billiton Plc have the benefit of this requirement, as do individuals who formerly held one of those positions. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 59

7 DIRECTORS’ REPORT continued 7.7 Indemnities and insurance continued In accordance with this requirement, BHP Billiton Limited and BHP Billiton Plc have entered into Deeds of Indemnity, Access and Insurance (Deeds of Indemnity) with each of their respective Directors. The Deeds of Indemnity are qualifying third party indemnity provisions for the purposes of the Companies Act 1985 (UK) and the Companies Act 2006 (UK). We have a policy that we will, as a general rule, support and hold harmless an employee who, while acting in good faith, incurs personal liability to others as a result of working for us. In addition, where a person chairs a Customer Sector Group Risk and Audit Committee, and that person is not already indemnified as an officer or a Director, a policy is in place to indemnify that chairperson in the same manner as our officers are indemnified. This policy has been approved by the Board. From time to time, we engage our External Auditor, KPMG, to conduct non-statutory audit work and provide other services in accordance with our policy on the provision of other services by the External Auditor. The terms of engagement include an indemnity in favour of KPMG: • against all losses, claims, costs, expenses, actions, demands, damages, liabilities or any proceedings (liabilities) incurred by KPMG in respect of third party claims arising from a breach by the Group under the engagement terms; and • for all liabilities KPMG has to the Group or any third party as a result of reliance on information provided by the Group that is false, misleading or incomplete. We have insured against amounts that we may be liable to pay to Directors, Company Secretaries or certain employees pursuant to Rule 146 of the Constitution of BHP Billiton Limited and Article 146 of the Articles of Association of BHP Billiton Plc or that we otherwise agree to pay by way of indemnity. The insurance policy also insures Directors, Company Secretaries and some employees against certain liabilities (including legal costs) they may incur in carrying out their duties for us. We have paid premiums for this ‘Directors and Officers’ insurance of US$3,144,750 net during FY2008. Some Directors, Secretaries and employees contribute to the premium for this insurance. 7.8 Employee policies and involvement We are committed to open, honest and productive relationships with our employees based on the values of our Charter and aligning the interests of employees with those of our shareholders. Our approach to people is outlined in our Human Resources Policy, our Code of Business Conduct and our Human Resources Management Standards and Procedures. Together, these documents define our approach to involving and leading our employees, and the standards we expect, especially of our leaders. It is important to us that we encourage and maintain effective communication and consultation between employees and management. The prime relationship and accountability for this is through the relationship of the employee and their direct supervisor. Employees are also provided with regular briefings by senior management on important issues such as our strategy, performance and health, safety and environmental matters. To facilitate global communications, we have a dedicated communications support team, which manages the release of information to employees across the world, through regular production and communication of operational and global newsletters, bulletins and staff news releases. We also provide information about issues of relevance to employees through our intranet and email facilities and other media, including newsletters suitable to the local environment. These are all important tools for gaining employee feedback and increasing awareness of corporate and safety performance and other critical industry and operational issues. Other consultative methods are in place to address issues impacting employees, and in addition, grievan ce or dispute resolution procedures apply in all businesses. All employees are invited to participate in Shareplus, the all-employee share purchase plan or, where local regulations limit its operation, cash equivalent schemes. The scheme was introduced in April 2007. By April 2008, 40 per cent of eligible employees had elected to join. Employee share schemes are described in section 6.5.3 of this Concise Report. Incentive and bonus schemes also operate across the Group, which include targets relating to our overall financial and other performance. All employment decisions are based on merit and not on personal attributes unrelated to job performance (including disability). Should employees become disabled during employment, they will be considered for roles within their capability and may also be retrained. For the purposes of training, career development and promotion, disabled employees will be treated in the same way as other employees and we will be as flexible as practicable in the working routine and workplace environment to accommodate particular needs. All our employees can access our Annual Reports and other key publications via the intranet or hard copy. The means by which we communicate with shareholders is described in section 5.2 of this Concise Report. 7.9 Environmental performance Particulars in relation to environmental performance are referred to in section 7.21 of this Concise Report and in the Sustainability Report, available at www.bhpbilliton.com. 7.10 Dividends A final dividend of 41.0 US cents per share will be paid on 25 September 2008. Details of the dividends paid and the dividend policy are set out in the Group Highlights 2008, Five-year Summary and the Shareholder Information sections of this Concise Report. 7.11 Auditors A resolution to reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc will be proposed at the 2008 Annual General Meetings in accordance with section 385 of the Companies Act 1985 (UK). A copy of the declaration given by our External Auditors to the Directors in relation to the auditors’ compliance with the independence requirements of the Australian Corporations Act 2001 and the professional code of conduct for External Auditors is set out on page 83 of this Concise Report. No person who was an officer of BHP Billiton during FY2008 was a director or partner of the Group’s External Auditors at a time when the Group’s External Auditors conducted an audit of the Group. Each person who held the office of Director at the date the Board resolved to approve this Directors’ Report makes the following statements: • so far as the Director is aware, there is no relevant audit information of which the Group’s External Auditors are unaware; and • the Director has taken all steps that he or she ought to have taken as a Director to make him or herself aware of any relevant audit information and to establish that the Group’s External Auditors are aware of that information. 60 - BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

7.12 Non-audit services

Details of the non-audit services undertaken by our External Auditors, including the amounts paid for non-audit services, are set out in the table below. Based on advice provided by the Risk and Audit Committee, the Directors have formed the view that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the nature of non-audit services means that auditor independence was not compromised. Further information about our policy in relation to the provision of non-audit services by the auditor is set out in section 5.5.1 of this Concise Report.

Fees payable by the BHP Billiton Group to the Group's auditors during FY 2008 for non-audit services	US$M
Other services pursuant to legislation [a]	5.009
Other services relating to taxation [b]	0.063
Other services relating to corporate finance transactions [c]	3.253
All other services [d]	1.085
Total non-audit services	**9.410**

[a] Mainly includes review of half year reports and audit work in relation to compliance with section 404 of the US Sarbanes-Oxley Act.
[b] Mainly includes tax compliance services.
[c] Mainly includes services in connection with acquisitions, divestments and debt raising transactions.
[d] Mainly includes advice on accounting matters, health and safety audits, payroll advice and preparatory work in connection with section 404 of the US Sarbanes-Oxley Act.

7.13 Value of land

Much of our interest in land consists of leases and other rights that permit the working of such land and the erection of buildings and equipment thereon for the purpose of extracting and treating minerals. Such land is mainly carried in the accounts at cost and it is not possible to estimate the market value, as this depends on product prices over the long term, which will vary with market conditions.

7.14 Political and charitable donations

No political contributions or donations for political purposes were made during FY2008. We made charitable donations in the United Kingdom of US$1,068,780 (cash) (2007: US$734,578) and worldwide, including in-kind support and administrative cost totalling US$141,009,613 (2007: US$103,362,481).

7.15 Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities.

7.16 Creditor payment policy

When we enter into a contract with a supplier, payment terms will be agreed when the contract begins and the supplier will be made aware of these terms. We do not have a specific policy towards our suppliers and do not follow any code or standard practice. However, we settle terms of payment with suppliers when agreeing overall terms of business, and seek to abide by the terms of the contracts to which we are bound. As at 30 June 2008, BHP Billiton Plc (the unconsolidated parent entity) had no trade creditors outstanding and therefore had nil days purchases outstanding in respect of costs, based on the total invoiced by suppliers during FY2008.

7.17 Class order

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No. 98/100, dated 10 July 1998. Amounts in this Directors' Report and the financial statements, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with that Class Order.

7.18 Proceedings on behalf of BHP Billiton Limited

No proceedings have been brought on behalf of BHP Billiton Limited, nor any application made under section 237 of the Australian Corporations Act 2001.

7.19 Directors' shareholdings

The tables below set out information pertaining to the shares held by Directors in BHP Billiton Limited and BHP Billiton Plc.

BHP Billiton Limited shares	As at date of Directors' Report	As at 30 June 2008	As at 30 June 2007
Paul Anderson [1]	106,000	106,000	106,000
Don Argus [2]	321,890	321,890	321,890
Alan Boeckmann [7]	–	–	–
David Brink [5]	–	–	–
John Buchanan	–	–	–
Carlos Cordeiro [3]	6,550	6,550	6,550
David Crawford [2]	33,127	33,127	33,127
E Gail de Planque [3]	3,580	3,580	3,580
Charles Goodyear [2][4][6]	998,755	998,755	998,755
David Jenkins	2,066	2,066	2,066
Marius Kloppers [2]	160	160	–
David Morgan [7]	146,550	146,550	–
Jacques Nasser [3]	5,600	5,600	5,600
Keith Rumble [7]	–	–	–
John Schubert	23,675	23,675	23,675

BHP Billiton Plc shares	As at date of Directors' Report	As at 30 June 2008	As at 30 June 2007
Paul Anderson [1]	4,000	4,000	4,000
Don Argus	–	–	–
Alan Boeckman [7]	–	–	–
David Brink [2][5]	70,000	70,000	70,000
John Buchanan	20,000	20,000	20,000
Carlos Cordeiro	–	–	–
David Crawford	–	–	–
E Gail de Planque	–	–	–
Charles Goodyear [2][4][6]	2,000	2,000	2,000
David Jenkins	10,000	10,000	10,000
Marius Kloppers [2]	396,683	396,683	396,683
David Morgan [7]	–	–	–
Jacques Nasser	–	–	–
Keith Rumble [2][7]	7,000	–	–
John Schubert	–	–	–

[1] 66,000 BHP Billiton Limited shares are held in the form of 33,000 American Depositary Shares. 4,000 BHP Billiton Plc shares are held in the form of 2,000 American Depositary Shares.
[2] Includes shares held in the name of spouse, superannuation fund and/or nominee.
[3] All BHP Billiton Limited shares are held in the form of American Depositary Shares: C Cordeiro (3,275), E G de Planque (1,790) and J Nasser (2,800).
[4] 82,604 BHP Billiton Limited shares are held in the form of 41,302 American Depositary Shares and 2,000 BHP Billiton Plc shares are held in the form of 1,000 American Depositary Shares.
[5] D Brink retired as a Director with effect from 28 November 2007. His disclosed holdings as at 30 June 2008 and as at the date of this Directors' Report reflect his holdings as at 28 November 2007.
[6] C Goodyear retired as a Director with effect from 30 September 2007 and left the Group on 1 January 2008. His holdings as at 30 June 2008 and as at the date of this Directors' Report reflect his holdings as at the date he retired as a Director (30 September 2007).
[7] Dr David Morgan was appointed to the Board with effect from 1 January 2008. Mr Boeckmann and Mr Rumble were appointed to the Board with effect from 1 September 2008.

BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 - 61

7 DIRECTORS' REPORT continued

7.20 GMC members' shareholdings (other than Directors)

The following table sets out information pertaining to the shares in BHP Billiton Limited held by those senior executives who were members of the GMC during FY2008 (other than the executive Directors).

BHP Billiton Limited shares	As at date of Directors' Report	As at 30 June 2008	As at 30 June 2007
Alberto Calderon [(1)(2)]	–	–	–
Marcus Randolph [(1)]	175,594	175,594	175,437
Alex Vanselow [(1)]	53,057	53,057	52,900
Karen Wood [(1)]	45,813	45,813	45,656
J Michael Yeager [(1)]	134	134	–

(1) Includes shares held in the name of spouse, superannuation fund and/or nominee.
(2) Alberto Calderon acquired 156 shares in BHP Billiton Plc during FY2008 and holds a total of 156 shares in BHP Billiton Plc (as at 30 June 2008 and as at the date of this Directors' Report).

7.21 Performance in relation to environmental regulation

An environmentally significant incident is one with a severity rating of 3 or above based on our internal severity rating scale (tiered from 1 to 5 by increasing severity). There have been no significant incidents during FY2008.

Fines and prosecutions

Further information about our performance in relation to environmental regulation can be found in the Sustainability Report, available at *www.bhpbilliton.com*.

The following fines were imposed during FY2008:

BHP Billiton business	Description of fine or prosecution
Aluminium – Worsley Alumina	In November 2007, an infringement notice for A$100 (US$86) was received from the Shire of Boddington for burning forest residue without a permit between 2 and 11 November 2007.
Base Metals – Cerro Colorado	In June 2007, a fine was received from COREMA regarding breaches of environmental permits for a total of US$90,000.
Energy Coal – Navajo, New Mexico	In November 2007, two Notices of Violation were issued and a fine for US$584 was received for failure to protect topsoil from erosion. Additionally, in February 2008, a Notice of Violation was issued and a fine for US$1,664 was received for failure to report the correct storage capacity of a sediment control impoundment.
Petroleum – Neptune, Gulf of Mexico	In November 2007, a Notice of Violation for US$250 was received in relation to an incident which occurred during a system flush procedure where a blowback allowed diesel mist to exit from the vent line and into the water. It is estimated that 0.1 gallons of diesel was discharged into the water.
Stainless Steel Materials – Maya Niquel S.A., Guatemala	Maya Niquel S.A. carries out nickel exploration activities in Guatemala. In June 2008, The Ministry of Environment issued a resolution fining Maya Niquel S.A. US$25,000 for allegedly operating without a proper Environmental Impact Statement. Maya Niquel S.A. has not paid the fine and is appealing the matter.

7.22 Share capital, restrictions on transfer of shares and other additional information

Information relating to BHP Billiton Plc's share capital structure, restrictions on the holding or transfer of its securities or on the exercise of voting rights attaching to such securities and certain agreements triggered on a change of control, are set out in this section 7.22 of this Directors' Report.

7.22.1 Organisational and share capital structure

General

The BHP Billiton Group consists of the BHP Billiton Limited Group and the BHP Billiton Plc Group as a combined enterprise, following the completion of the Dual Listed Companies (DLC) merger in June 2001.

The BHP Billiton DLC merger was designed to place shareholders of both companies in a position where they effectively have an interest in a single group that combines the assets and are subject to the liabilities of both companies. BHP Billiton Limited and BHP Billiton Plc have each retained their separate corporate identities and maintained separate stock exchange listings, but they are operated and managed as if they are a single unified economic entity, with their Boards and senior executive management comprising the same people.

DLC Structure

The principles of the BHP Billiton DLC are reflected in the BHP Billiton Sharing Agreement and include the following:

- the two companies are to operate as if they are a single unified economic entity, through Boards of Directors that comprise the same individuals and a unified senior executive management; and
- the Directors of both companies will, in addition to their duties to the company concerned, have regard to the interests of BHP Billiton Limited Shareholders and BHP Billiton Plc Shareholders as if the two companies are a single unified economic entity and, for that purpose, the Directors of each company take into account in the exercise of their powers the interests of the shareholders of the other; and
- certain DLC equalisation principles must be observed. These are designed to ensure that for so long as the equalisation ratios between a BHP Billiton Limited share and a BHP Billiton Plc share is 1:1, then the economic and voting interests in the combined BHP Billiton Group resulting from the holding of one BHP Billiton Limited share are equivalent to that resulting from one BHP Billiton Plc share. Further details are set out in the sub-section 'Equalisation of economic and voting rights' below.

62 – BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

7.22.1 Organisational and share capital structure continued Additional documents which effect the DLC, include: • BHP Billiton Limited Constitution • BHP Billiton Plc Memorandum and Articles of Association • BHP Billiton Special Voting Shares Deed • BHP Billiton Limited Deed Poll Guarantee • BHP Billiton Plc Deed Poll Guarantee. Australian Foreign Investment Review Board (FIRB) conditions The Treasurer of Australia approved the DLC merger subject to certain conditions, the effect of which was to require that, among other things, BHP Billiton Limited continues to: • be an Australian company, which is managed from Australia; and • ultimately manage and control the companies conducting the business that was conducted by it at the time of the merger, for as long as those businesses form part of the BHP Billiton Group. The conditions have effect indefinitely, subject to amendment of the Australian Foreign Acquisitions Takeover Act 1975 or any revocation or amendment by the Treasurer of Australia. If BHP Billiton Limited no longer wishes to comply with these conditions, it must obtain the prior approval of the Treasurer. Failure to comply with the conditions attracts substantial penalties under the Act. Equalisation of economic and voting rights BHP Billiton Limited shareholders and BHP Billiton Plc shareholders have economic and voting interests in the combined BHP Billiton Group. The economic and voting interests represented by a share in one Company relative to the economic and voting interests of a share in the other Company is determined by reference to a ratio known as the ‘Equalisation Ratio’. Presently, the economic and voting interests attached to each BHP Billiton Limited share and each BHP Billiton Plc share are the same, since the Equalisation Ratio is 1:1. The Equalisation Ratio would change if either BHP Billiton Limited or BHP Billiton Plc returned value to only its shareholders and no matching action was taken. This means that the amount of any cash dividend paid by BHP Billiton Limited in respect of each BHP Billiton Limited share is normally matched by an equivalent cash dividend by BHP Billiton Plc in respect of each BHP Billiton Plc share, and vice versa. If one Company has insufficient profits or is otherwise unable to pay the agreed dividend, BHP Billiton Limited and BHP Billiton Plc will, as far as practicable, enter into such transactions as are necessary so as to enable both Companies to pay the amount of pre-tax dividends per share. Joint Electorate Actions Under the terms of the DLC agreements, the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association special voting arrangements have been implemented so that the shareholders of both Companies vote together as a single decision-making body on matters affecting the shareholders of each Company in similar ways (such matters are referred to as Joint Electorate Actions). For so long as the Equalisation Ratio remains 1:1, each BHP Billiton Limited share will effectively have the same voting rights as each BHP Billiton Plc share on Joint Electorate Actions. A Joint Electorate Action requires approval by ordinary resolution (or special resolution if required by statute, regulation, applicable listing rules or other applicable requirements) of BHP Billiton Limited, with both the BHP Billiton Limited ordinary shareholders and the holder of the BHP Billiton Limited Special Voting Share voting as a single class and also of BHP Billiton Plc, with the BHP Billiton Plc ordinary shareholders and the holder of the BHP Billiton Plc Special Voting Share voting as a single class. Class Rights Actions In the case of certain actions in relation to which the two bodies of shareholders may have divergent interests (referred to as Class Rights Actions), the Company wishing to carry out the Class Rights Action requires the prior approval of the shareholders in the other Company voting separately and, wh ere appropriate, the approval of its own shareholders voting separately. Depending on the type of Class Rights Action undertaken, the approval required is either an ordinary or special resolution of the relevant Company. These voting arrangements are secured through the constitutional documents of the two Companies, the BHP Billiton Sharing Agreement, the Special Voting Shares Deed and rights attaching to a specially created Special Voting Share issued by each Company and held in each case by a Special Voting Company. The shares in the Special Voting Companies are held legally and beneficially by Law Debenture Trust Corporation Plc. Cross guarantees BHP Billiton Limited and BHP Billiton Plc have each executed a Deed Poll Guarantee, pursuant to which creditors entitled to the benefit of the BHP Billiton Limited Deed Poll Guarantee and the BHP Billiton Plc Deed Poll Guarantee will, to the extent possible, be placed in the same position as if the relevant debts were owed by both BHP Billiton Limited and BHP Billiton Plc combined. Restrictions on takeovers of one Company only The BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association have been drafted to ensure that, except with the consent of the Board, a person cannot gain control of one Company without having made an equivalent offer to the shareholders of both Companies on equivalent terms. Sanctions for breach of these provisions would include withholding of dividends, voting restrictions and the compulsory divestment of shares to the extent a shareholder and its associates exceed the relevant threshold. 7.22.2 Constitution The following text summarises the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc. The effect of the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc is, so far as possible, identical. Where the term ‘BHP Billiton’ is used in this description of the Constitution and Articles of Association, it can be read to mean either BHP Billiton Limited or BHP Billiton Plc. The Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc can only be amended where such amendment is approved by special resolution either: • by approval as a Class Rights Action, where the amendment results in a change to an ‘Entrenched Provision’; or • otherwise, as a Joint Electorate Action. A description of Joint Electorate Actions and Class Rights Actions is contained under the heading ‘Equalisation of economic and voting rights’ above. Directors The management and control of the business and affairs of BHP Billiton are vested in the Board of Directors which may exercise all powers and do everything that is within the power of BHP Billiton, other than what is required to be exercised or done by BHP Billiton in a general meeting. Information regarding the review of the Directors and their re-election and renewal is set out in section 5.4 of this Concise Report, which is incorporated into, and forms part of, this Directors’ Report. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 63

7 DIRECTORS’ REPORT continued 7.22.2 Constitution continued Power to issue securities BHP Billiton may, pursuant to the Constitution and Articles of Association, issue any shares or other securities with preferred, deferred or other special rights, obligations or restrictions as and when the Directors may determine and on any other terms the Directors consider appropriate, provided that any such issue: • does not affect any special rights conferred on the holders of any shares; and • is subject to the provisions regarding shareholder approval in the Constitution and Articles of Association. The rights attaching to a class other than ordinary shares are expressed at the date of issue. Restrictions on voting by Directors A Director may not vote in respect of any contract or arrangement or any other proposal in which he or she has a material personal interest. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he or she is not entitled to vote. Subject to applicable laws, a Director is entitled to vote, and be counted in the quorum, in respect of any resolution concerning any of the following matters, namely where the material personal interest: • arises because the Director is a shareholder of BHP Billiton and is held in common with the other shareholders of BHP Billiton • arises in relation to the Director’s remuneration as a Director of BHP Billiton • relates to a contract BHP Billiton is proposing to enter into that is subject to approval by the shareholders and will not impose any obligation on BHP Billiton if it is not approved by the shareholders • arises merely because the Director is a guarantor or has given an indemnity or security for all or part of a loan, or proposed loan, to BHP Billiton • arises merely because the Director has a right of subrogation in relation to a guarantee or indemnity referred to above • relates to a contract that insures, or would insure, the Director against liabilities the Director incurs as an officer of BHP Billiton, but only if the contract does not make BHP Billiton or a related body corporate the insurer • relates to any payment by BHP Billiton or a related body corporate in respect of an indemnity permitted by law, or any contract relating to such an indemnity; or • is in a contract, or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the director is a director of a related body corporate. We are, however, seeking shareholder approval at our 2008 Annual General Meetings to amend the Articles of BHP Billiton Plc to take account of changes to Directors’ interests rules introduced by the new Companies Act 2006 (UK). From 1 October 2008, the Companies Act 2006 will impose a duty on a director of a company to which the Companies Act applies to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company. This duty is not infringed if either the situation cannot reasonably be regarded as likely to give rise to a conflict of interest or if the matter has been authorised by the Directors. The Companies Act 2006 (UK) allows directors of public companies to authorise conflicts and potential conflicts where the company’s articles contain such an enabling provision. The proposed amendment to the Articles of BHP Billiton Plc gives the Directors authority to approve such situations and the ability to make regulations governing the way in which required disclosures and any following authorisation will be made to and by the Directors, giving greater flexibility and ensuring that the highest standard of corporate governance/best practice may be adhered to. Further details are set out in the Notices of Meeting for the 2008 Annual General Meetings. Loans by Directors Any Director may lend money to BHP Billiton at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by BHP Billiton and underwrite or guarantee the subscription of shares or securities of BHP Billiton or of any corporation in which BHP Billiton may be interested without being disqualified as a director and without being liable to account for BHP Billiton for any commission or profit. Retirement of Directors At every annual general meeting one-third of the Directors or, if their number is not a multiple of three, then the number nearest to but not less than one-third, must retire from office. The Directors to retire are those longest in office since last being elected. As between Directors who were elected on the same day, the Directors to retire are determined by lot (in default of agreement between them). Further, a Director must retire from office at the conclusion of the third Annual General Meeting after which the Director was elected or re-elected. A retiring director is eligible for re-election. The Board continues to have a policy that requires a non-executive Director who has served on the Board for nine years from the date of their first election to stand for annual re-election from the first Annual General Meeting after the expiration of their current term. We are seeking shareholder approval at our 2008 Annual General Meetings to amend the Constitution of BHP Billiton Limited and the Articles of BHP Billiton Plc so that the cut-off date for Director-nominations is measured from the earlier of the BHP Billiton Limited and the BHP Billiton Plc general meetings — which is appropriate given the Dual Listed Company structure. Currently, the wording of the Constitution means that BHP Billiton Limited uses the nominations cut-off period contained in the ASX Listing Rules (i.e. 35 business days before the date of the BHP Billiton Limited meeting) — which typically falls after the deadline for nominations as a Director of BHP Billiton Plc. BHP Billiton Limited has in the past needed to seek ASX regulatory relief to avoid a situation in which a candidate could be eligible for election as a Director of BHP Billiton Limited but not as a Director of BHP Billiton Plc. If the proposed amendments are adopted, the cut-off date for both BHP Billiton Limited and BHP Billiton Plc will be 40 business days before the earlier of the BHP Billiton Limited and BHP Billiton Plc general meetings. Further details are set out in the Notices of Meeting for the 2008 Annual General Meetings. Rights attaching to shares Dividend rights By law, dividends on shares may only be paid out of profits available for distribution. The Constitution and Articles of Association provide that payment of any dividend may be made in any manner, by any means and in any currency determined by the Board. All unclaimed dividends may be invested or otherwise used by the Board for the benefit of whichever of BHP Billiton Limited or BHP Billiton Plc declared that dividend, until claimed or, in the case of BHP Billiton Limited, otherwise disposed of according to law. In the case of BHP Billiton Plc, any dividend unclaimed after a period of 12 years from the date on which such dividend was declared or became due for payment shall be forfeited and shall revert to BHP Billiton Plc. 64 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

7.22.2 Constitution continued Voting rights Voting at any general meeting of BHP Billiton Limited shareholders is in the first instance to be conducted by a show of hands unless a poll is demanded by any of the following (except in relation to the election of a chairman of a meeting or, unless the Chairman otherwise determines, the adjournment of a meeting): • the Chairman • any shareholder under the law; or • the holder of the BHP Billiton Limited Special Voting Share. Voting at any general meeting of BHP Billiton Plc is in the first instance to be conducted by a show of hands unless a poll is demanded by any of the following: • the Chairman • not less than five members present in person or by proxy and entitled to vote • a member or members present in person or by proxy and representing not less than 5 per cent of the total voting rights of all the members having the right to vote at the meeting; or • the holder of the Billiton Special Voting Share. As described under the heading ‘Equalisation of economic and voting rights’ above, certain matters may be decided as Joint Electorate Actions or Class Rights Actions. In addition, at any general meeting a resolution, other than a procedural resolution, put to the vote of the meeting on which the holder of the relevant BHP Billiton Special Voting Share is entitled to vote shall be decided on a poll. On a show of hands, every holder of a fully paid ordinary share present in person or by proxy, attorney or representative has one vote. Where a shareholder has appointed more than one person as representative, proxy or attorney for that shareholder, none of the representatives, proxies or attorneys are entitled to vote on a show of hands (see below). On a poll, however, votes may be given either personally or by proxy. We are seeking shareholder approval at our 2008 Annual General Meetings to amend the Constitution of BHP Billiton Limited and the Articles of BHP Billiton Plc to bring the Constitution and the Articles of Association in line with the new Companies Act 2006 (UK) by ensuring that where a shareholder appoints more than one proxy, the multiple proxies taken together have at least the same number of votes on a show of hands as the member who appointed them would have if he or she were present at the meeting. The proposed amendments are not considered to be of practical consequence given BHP Billiton’s practice is to proceed directly to a poll on all items of business at general meetings. Further details are set out in the Notices of Meeting for the 2008 Annual General Meetings. Rights to share in BHP Billiton Limited’s profits The rights attached to the shares of BHP Billiton Limited, as regards the participation in the profits available for distribution, are as follows: • The holders of any preference shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to a preferred right to participate as regards dividends up to but not beyond a specified amount in distribution. • Subject to the special rights attaching to any preference shares, but in priority to any payment of dividends on all other classes of shares, the holder of the Equalisation Share (if any) shall be entitled to be paid such dividends as are declared. • Any surplus remaining after payment of the distributions above shall be payable to the holders of BHP Billiton Limited ordinary shares and the BHP Billiton Limited Special Voting Share in equal amounts per share. Rights to share in BHP Billiton Plc’s profits The rights attached to the shares of BHP Billiton Plc, in relation to the participation in the profits available for distribution, are as follows: • The holders of the cumulative preference shares shall be entitled, in priority to any payment of dividend to the holders of any other class of shares, to be paid a fixed cumulative preferential dividend (Preferential Dividend) at a rate of 5. 5 per cent per annum, to be paid annually in arrears on 31 July in each year or, if any such date shall be a Saturday, Sunday or public holiday in England, on the first business day following such date in each year. Payments of Preferential Dividends shall be made to holders on the register at any date selected by the Directors up to 42 days prior to the relevant fixed dividend date. • Subject to the rights attaching to the cumulative preference shares, but in priority to any payment of dividends on all other classes of shares, the holder of the BHP Billiton Plc Special Voting Share shall be entitled to be paid a fixed dividend of US$0.01 per annum, payable annually in arrears on 31 July. • Subject to the rights attaching to the cumulative preference shares and the BHP Billiton Plc Special Voting Share, but in priority to any payment of dividends on all other classes of shares, the holder of the Equalisation Share shall be entitled to be paid such dividends as the Board may decide to pay thereupon. • Any surplus remaining after payment of the distributions above shall be payable to the holders of the BHP Billiton Plc ordinary shares in equal amounts per BHP Billiton Plc ordinary share. Right on a return of assets on liquidation On a return of assets on liquidation of BHP Billiton Limited, subject to the payment of all prior ranking amounts owed to all creditors of BHP Billiton Limited and preference shareholders, the assets of BHP Billiton Limited remaining available for distribution among shareholders, after giving effect to the payment of all prior ranking amounts owed to all creditors and holders of preference shares, shall be applied in paying to the holders of the BHP Billiton Limited Special Voting Share and the Equalisation Share (if any) an amount of up to A$2.00 on each such share, on an equal priority with any amount paid to the holders of BHP Billiton Limited ordinary shares, and any surplus remaining shall be applied in making payments solely to the holders of BHP Billiton Limited ordinary shares in accordance with their entitlements. On a return of assets on liquidation of BHP Billiton Plc, subject to the payment of all prior ranking amounts owed to the creditors of BHP Billiton Plc and prior ranking statutory entitlements, the assets of BHP Billiton Plc to be distributed on a winding up shall be distributed to the holders of shares in the following order of priority: • to the holders of the cumulative preference shares, the repayment of a sum equal to the nominal capital paid up or credited as paid up on the cumulative preference shares held by them and accrual, if any, of the Preferential Dividend whether such dividend has been earned or declared or not, calculated up to the date of commencement of the winding up • to the holders of the BHP Billiton Plc ordinary shares and to the holders of the BHP Billiton Plc Special Voting Share and the Equalisation Share (if any), the payment out of surplus, if any, remaining after the distribution above of an equal amount for each BHP Billiton Plc ordinary share, the BHP Billiton Plc Special Voting Share and the Equalisation Share, if issued, subject to a maximum in the case of the BHP Billiton Plc Special Voting Share and the Equalisation Share of the nominal capital paid up on such shares. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 65

7 DIRECTORS’ REPORT continued 7.22.2 Constitution continued Redemption of preference shares If BHP Billiton Limited at any time proposes to create and issue any preference shares, the preference shares may be issued on the terms that they are to be redeemed or, at the option of either or both BHP Billiton Limited and the holder, are liable to be redeemed, whether out of share capital, profits or otherwise. The preference shares confer on the holders the right to convert the preference shares into ordinary shares if, and on the basis, the Board determines at the time of issue of the preference shares The preference shares are to confer on the holders: • the right (on redemption and on a winding up) to payment in cash in priority to any other class of shares of (i) the amount paid or agreed to be considered as paid on each of the preference shares (ii) the amount, if any, equal to the aggregate of any dividends accrued but unpaid and of any arrears of dividends; and • the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend. There is no equivalent provision in the Articles of Association of BHP Billiton Plc. Capital calls Subject to the terms on which any shares may have been issued, the Board may make calls on the shareholders in respect of all monies unpaid on their shares. BHP Billiton has a lien on every partly paid share for all amounts payable in respect of that share. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board (subject to receiving at least 14 days notice specifying the time and place for payment). A call is considered to have been made at the time when the resolution of the Board authorising the call was passed. Borrowing powers Subject to relevant law, the Directors may exercise all powers of BHP Billiton to borrow money, and to mortgage or charge its undertaking, property, assets (both present and future) and all uncalled capital or any part or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of BHP Billiton or of any third party. Changes to rights of shareholders Rights attached to any class of shares issued by either BHP Billiton Limited or BHP Billiton Plc can only be varied (whether as a Joint Electorate Action or a Class Rights Action) where such variation is approved both: • by the Company that issued the relevant shares, as a special resolution; and • by the holders of the issued shares of the affected class, either at a special meeting by resolution passed by not less than three-quarters of the holders present at the meeting and by voting, or in writing signed by the holders of at least three-quarters of the issued shares of that class. However, we are seeking shareholder approval at our 2008 Annual General Meetings to amend the Constitution of BHP Billiton Limited and the Articles of BHP Billiton Plc to bring the above procedure in line with section 334 of the new Companies Act 2006 (UK) by requiring the proposed variation be approved by both the relevant Company and by a special resolution passed at a separate meeting of the holders of the issued shares of the class affected or with the written consent of members with at least 75 per cent of the votes in the class affected. Further details are set out in the Notices of Meeting for the 2008 Annual General Meetings. Conditions governing general meetings All provisions relating to general meetings apply with any necessary modifications to any special meeting of any class of shareholders that may be held. Therefore, the following information relates equally to general meetings and any special meeting of any class of shareholders. The Board may and shall on requisition in accordance with applicable laws call a general meeting of the shareholders at the time and place or places and in the manner determined . by the Board. No shareholder may convene a general meeting of BHP Billiton except where entitled under law to do so. Any Director may convene a general meeting whenever the Director thinks fit. General meetings can also be cancelled, postponed or adjourned. Notice of a general meeting must be given to each shareholder entitled to vote at the meeting and such notice of meeting must be given in the form and manner in which the Board thinks fit. Five shareholders of the relevant Company present in person or by proxy constitute a quorum for a meeting. A shareholder who is entitled to attend and cast a vote at a general meeting of BHP Billiton Limited may appoint a person as a proxy to attend and vote for the shareholder in accordance with the law. 7.22.3 Share ownership Neither the Constitution nor the Articles of Association impose any limitations on the rights to own securities other than restrictions that reflect the takeovers codes under relevant Australian and UK law. The Australian Foreign Acquisition and Takeovers Act (1975) imposes a number of conditions, which restrict foreign ownership of Australian-based companies. Neither BHP Billiton Limited nor BHP Billiton Plc is directly or indirectly controlled by another corporation or by any government. 7.22.4 Share capital The total number of BHP Billiton Limited shares of all classes is 3,358,554,497 of which 99.99 per cent are ordinary shares fully paid. The total number of BHP Billiton Plc shares of all classes is 2,763,024,202, of which 99.99 per cent are authorised ordinary shares of US$0.50 par value. The remaining 0.002 per cent comprises the 50,000 5.5 per cent preference shares of £1 each, the Special Voting Share and the Equalisation Share. Further information regarding BHP Billiton’s share capital and its buy-back programs is set out in section 7.2 of this Directors’ Report. 7.22.5 Employee share ownership plans In respect of employee share awards, the Group utilises the following trusts: • The Billiton Employee Share Ownership Plan Trust (the Trust) is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The Trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the LTIP, GIS, RSS, CIP and other employee share schemes operated by BHP Billiton Plc from time to time. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value. • The BHP Performance Share Plan Trust (PSP Trust) is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on market to satisfy exercises made under the LTIP, GIS, and PSP. • The BHP Billiton Limited Executive Incentive Schemes Trust (BEIS Trust) is a discretionary trust established for the purposes of holding shares in BHP Billiton Limited to satisfy exercises made under the LTIP, GIS and other employee share schemes operated by BHP Billiton Limited from time to time. 66 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

7.23 Other information In addition to other sections expressly specified in this Directors’ Report, the following sections of this Concise Report are each incorporated by reference into, and form part of, this Directors’ Report: • Resourcing the Future • World-class Assets • Our People • Sharing Value • Growth The Directors’ Report is made in accordance with a resolution of the Board. D R Argus Chairman M J Kloppers Chief Executive Officer Dated: 9 September 2008 BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 67

Section 8 Legal proceedings

68 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 LEGAL PROCEEDINGS We are involved from time to time in legal proceedings and governmental investigations of a character normally incidental to our business, including claims and pending actions against us seeking damages or clarification of legal rights and regulatory inquiries regarding business practices. In many cases, insurance or other indemnification protection afforded to us relates to such claims and may offset the financial impact on the Group of a successful claim. This section summarises the significant legal proceedings and investigations in which we are currently involved. Pinal Creek/Miami Wash area BHP Copper Inc (BHP Copper) is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona. BHP Copper and the other members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. As part of this action, BHP Copper is seeking an equitable allocation of cleanup costs between BHP Copper, the other members of the Pinal Creek Group, and BHP Copper’s predecessors. BHP Copper’s predecessors have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. A State consent decree (the Decree) was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2008, we have provided US$125 million (2007: US$122 million) for our anticipated share of the planned remediation work, based on a range reasonably foreseeable up to US$170 million (2007: US$166 million), and we have paid out US$58 million up to 30 June 2008. These amounts are based on the provisional equal allocation of these costs among the three members of the Pinal Creek Group. BHP Copper is seeking a judicial restatement of the allocation formula to reduce its share, based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a smaller share of the contamination than the other parties’ properties. BHP Copper is contingently liable for the whole of these costs in the event that the other parties are unable to pay. BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control and other costs noted above incurred by BHP Copper. Rio Algom Pension Plan In June 2003, Alexander E Lomas, a retired member of the Pension Plan for Salaried Employees of Rio Algom Mines Limited (Plan), filed a Notice of Application in a representative capacity in the Ontario Superior Court of Justice Commercial List against Rio Algom Limited (RAL) and the Plan Trustee alleging certain improprieties in their administration of the Pension Plan and use of Pension Plan funds from January 1966 onward. Mr Lomas seeks relief both quantified and unquantified, for himself and those Plan members he purports to represent, in respect of a number of alleged breaches committed by RAL, including allegations of breach of employment contracts, breach of trust, breach of the Trust Agreement underlying the Pension Plan. In particular: · Mr Lomas seeks US$119 million (C$121.6 million) on account o f monies alleged to have been improperly paid out or withheld from the Pension Plan, together with compound interest calculated from the date of each alleged wrongdoing, and • punitive, aggravated and exemplary damages in the sum of US$1.9 million (C$1.94 million). Mr Lomas purports to represent members of the defined benefits portion of the Pension Plan. In 2005, the defined contribution members of the Pension Plan were included as parties to this action. A motion to strike Mr Lomas’ request for the winding up of the Plan was heard on 27 November 2006. The court struck out part of Mr Lomas’ claim, but allowed the remainder. RAL’s appeal from that decision was dismissed, but further leave to appeal to the Ontario Court of Appeal has been granted. RAL has notified its insurers of the application and has advised other third parties of possible claims against them in respect of matters alleged in the application. Class action concerning Cerrejón privatisation The non-government organisation, Corporación Colombia Transparente (CCT) brought three separate class actions (Popular Actions numbers 1,029, 1,032 and 1,048) against various defendants in connection with the privatisation of 50 per cent of the Cerrejón Zona Norte mining complex in Colombia in 2002. The complex is currently owned by Cerrejón Zona Norte SA (CZN) and Carbones del Cerrejón Limited (CDC). Our subsidiary Billiton Investment 3 BV owns a 33 per cent share in CDC, and our subsidiaries Billiton Investment 3 BV and Billiton Investment 8 BV (BHP Billiton Shareholders) collectively own a 33.33 per cent share in CZN. The BHP Billiton Shareholders have been named as defendants in Popular Action 1,048, and BHP Billiton Company BV, BHP Billiton’s original bidder for the complex, has been named as a defendant in Popular Action 1,029. BHP Billiton Company BV was served with process in 2005 and filed a response in Action 1,029. Neither of the BHP Billiton Shareholders have been served with process. CCT alleges, in part, that the defendants failed to comply with the privatisation process, and that the offer price for shares in CZN between Stages 1 and 2 of the privatisation process was not correctly adjusted for inflation. Our share of the alleged adjustment of the CZN share price if converted to year 2000 US dollars would be approximately US$4 million. In the alternative, CCT seeks declaration that the privatisation is null and void and forfeiture of the transfer price paid, of which our share, if converted to year 2000 US dollars would be approximately US$133 million. In both instances, CCT also seeks unquantified sanctions, including payment of stamp taxes, an award of 15 per cent of all monies recovered by the defendants, together with interest on all amounts at the maximum rate authorised by law. In May 2007, CCT filed a further action (Action number 1,667) against CZN. This action was dismissed on the basis that it was a replica of Popular Action 1,032. The Plaintiff did not file an appeal and the matter is therefore at an end. In 2005, the Colombian Council of State applied a new legal interpretation applicable to popular actions in Colombia providing that plaintiffs may not file additional class actions based on the same facts and legal arguments as existing actions. As a consequence, the court nullified all proceedings in Popular Action 1,029 with effect from 20 May 2004 and dismissed Popular Action 1,048. All shareholder defendants contend that the nullification means that the service of process in Action 1,029, and respective responses, which would include process served on BHP Billiton Company BV and its response, are null and void. CCT appealed the court’s decision in relation to Popular Actions 1,029, and 1,048, and the Council of State confirmed the previous decision by which all proceedings of Popular Actions 1,029, and 1,048 had been nullified. CCT was granted the right of a second appeal, and a decision on this second appeal is now pending .. Popular Action 1,032 is currently in discovery phase. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 69

8 LEGAL PROCEEDINGS continued Mt Newman and Goldsworthy railway lines In June 2004, Fortescue Metals Group Limited (FMG) applied to the National Competition Council (NCC) to have use of parts of the Mt Newman and Goldsworthy railway lines declared as a ‘service’ under Part IIIA of the Trade Practices Act 1974. Declaration under Part IIIA confers a statutory right to use of the service, on terms that are determined by arbitration if agreement cannot be reached by negotiation. The NCC found that the two railway lines each provide separate services, and that while the Mt Newman line could be declared, the Goldsworthy line could not because it is part of a ‘production process’. The NCC then proceeded to consider the Mt Newman railway line aspect of the application. In December 2004, BHP Billiton Iron Ore Pty Ltd (BHPBIO) lodged an application with the Federal Court, challenging the NCC’s decision in relation to the application of the ‘production process’ definition to the Mt Newman railway. FMG similarly instituted proceedings in the Federal Court appealing NCC’s decision in relation to the Goldsworthy railway. The Federal Court held in favour of FMG, and BHPBIO appealed this decision to the Full Court of the Federal Court. The majority of the Full Court decided in favour of FMG. BHPBIO appealed this decision to the High Court, which heard the appeal on 29 July 2008, and has reserved its decision. In the interim, the NCC proceeded to recommend to the Federal Treasurer that the Mt Newman railway line be declared. In May 2006, having not published a decision, the Federal Treasurer was deemed to have decided not to declare the Mt Newman railway. FMG sought a reconsideration of this decision by the Australian Competition Tribunal. This proceeding is still in its interlocutory stages and a hearing is not expected until the first half of 2009. In November 2007, FMG lodged a further Part IIIA application with the NCC for declaration of the whole of the Goldsworthy railway line. FMG also lodged applications with the NCC for declaration of Rio Tinto Ltd’s Hamersley and Robe railway lines. In June 2008, the NCC issued a draft recommendation that use of the Goldsworthy railway line be declared. The NCC has advised that it issued its final recommendation to the Federal Treasurer on 29 August 2008. The NCC will publish its final recommendation as soon as practicable after the Treasurer publishes his decision as to whether or not to declare the relevant services. The Treasurer has 60 days in which to reach a decision about the recommendation (i.e. by 28 October 2008). If the Treasurer does not publish his decision in relation to one or more of the applications within 60 days, he is deemed to have decided not to declare the relevant service or services. The decision of the Treasurer is again subject to reconsideration by the Australian Competition Tribunal. Australian Taxation Office assessments The Australian Taxation Office (ATO) issued assessments against subsidiary companies, primarily BHP Billiton Finance Ltd, in respect of the financial years 1999 to 2002. The assessments relate to the deductibility of bad debts in respect of funding subsidiaries that undertook the Beenup, Boodarie Iron and Hartley projects. BHP Billiton Finance Ltd lodged appeals in the primary proceedings on 17 July 2006. BHP Billiton Finance Ltd filed its affidavits between 30 April 2008 and 5 May 2008. The ATO served a notice of discovery on 2 July 2008. BHP Billiton Finance Ltd provided discovery on 1 August 2008. The ATO’s affidavits were due to be filed by 27 August 2008, but that deadline was not met. The matter has been relisted for directions on 3 October 2008 and set down for trial on 20 April 2009. The amount in dispute at 30 June 2008 for the bad debts disallowance is approximat ely US$1,162 million (A$1,224 million) (net of tax), being primary tax US$656 million (A$691 million), penalties of US$164 million (A$173 million) and interest (net of tax) of US$342 million (A$360 million). An amount of US$606 million (A$638 million) in respect of the disputed amounts has been paid pursuant to ATO disputed assessments guidelines, which require that taxpayers generally must pay half of the tax in dispute to defer recovery proceedings. Upon any successful challenge of the assessments, any sums paid will be refundable with interest. BHP Billiton Finance Ltd has also commenced judicial review proceedings in the Federal Court challenging the ATO’s decision not to reduce the interest imposed in respect of loss transferees. The judicial review proceedings have been dismissed with a right of reinstatement to enable the BHP Billiton Finance Limited appeal to proceed first. In November 2007 and March 2008, the ATO issued further assessments disallowing capital allowances claimed on the plant and equipment funded by the loan from BHP Billiton Finance Ltd relating to the Boodarie Iron project. The amount in dispute at 30 June 2008 is approximately US$629 million (A$662 million), being primary tax US$368 million (A$387 million), penalties US$92 million (A$97 million) and interest (net of tax) of US$169 million (A$178 million). The Company has lodged objections against the amended assessments which have been disallowed by the ATO. The Company has lodged appeals against some of these objection decisions, and will lodge the remainder by October 2008. The Company also commenced judicial review proceedings in the Federal Court challenging the ATO’s decision not to reduce the interest imposed in respect of the amended assessments. The judicial review proceedings have been dismissed with a right of reinstatement to enable the Company’s appeal against the amended assessments to proceed first. Petroleum Resource Rent Tax litigation BHP Billiton Petroleum (Bass Strait) Pty Ltd commenced litigation in the Federal Court of Australia, disputing the ATO’s assessment of the taxing point for Petroleum Resource Rent Tax purposes in relation to sales gas and LPG produced from the Gippsland Joint Venture. Petroleum Resource Rent Tax has been paid and expensed based on the ATO’s assessment and any success will result in a book and cash benefit. Given the complexity of the matters under dispute, it is not possible at this time to accurately quantify the anticipated benefit to BHP Billiton Petroleum (Bass Strait) Pty Ltd. Former Operations — Ok Tedi Mining Limited In December 2006, seven individual plaintiffs (the ‘Plaintiffs’) said to be representing the members of seven clans from the vicinity of the Ok Tedi mine obtained an order of the National Court of Papua New Guinea joining BHP Billiton Limited as a defendant to proceedings against the current shareholders of Ok Tedi Mining Limited and a previous managing director. Ok Tedi Mining Limited is the owner and operator of the Ok Tedi mine. BHP Billiton transferred all of its shareholding in OK Tedi Mining Limited to PNG Sustainable Development Programme Company Limited in February 2002. The plaintiffs sought unspecified damages for numerous matters, including contamination of the environment and adverse effects to fishing, drinking water, irrigation of crops and washing, as well as US$3.75 billion in exemplary damages. On 20 November 2007, the National Court of Papua New Guinea dismissed the entire claim. The plaintiffs’ appeal of this decision will be heard by the Papua New Guinea Supreme Court on 2 October 2008. 70 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

Section 9 Summary Financial Report Contents page Consolidated Income Statement 72 Consolidated Statement of Recognised Income and Expense 73 Consolidated Balance Sheet 74 Consolidated Cash Flow Statement 75 Notes to the Summary Financial Statements 76 Directors’ Declaration 83 Lead Auditor’s Independence Declaration 83 Independent Auditors’ Reports 84 The financial statements and specific disclosures included in the summary financial report are extracts of, and have been derived from, the full financial report of the BHP Billiton Group for the year ended 30 June 2008, which has been reported on by the auditors, and which will be filed with the UK Registrar of Companies and the Australian Securities and Investments Commission. The auditors’ report on the full financial report is unqualified and does not contain a statement under either S235(3), S237(2) or S237(3) of the UK Companies Act 1985. The summary financial report does not and cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the BHP Billiton Group as is provided in the full financial report contained in the BHP Billiton Annual Report 2008. A copy of the BHP Billiton Annual Report 2008, including the independent auditors’ reports, is available to all shareholders and will be sent to shareholders without charge upon request. The BHP Billiton Annual Report 2008 can be requested by telephoning 1300 656 780 (within Australia) or (61 3) 9649 5020 (from elsewhere). This summary financial report represents a concise financial report for the purposes of the requirements of the Australian Corporations Act 2001 and represents the summary financial statement for the purposes of the UK Companies Act 1985. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 71

CONSOLIDATED INCOME STATEMENT for the year ended 30 June 2008

	Notes	2008 US$M	2007 Restated [a] US$M	2006 Restated [a] US$M
Revenue				
Group production		**51,918**	41,271	34,139
Third party products		**7,555**	6,202	4,960
Revenue		**59,473**	47,473	39,099
Other income		**648**	621	1,229
Expenses excluding net finance costs		**(35,976)**	(28,370)	(24,612)
Profit from operations		**24,145**	19,724	15,716
Comprising:				
Group production		**24,529**	19,650	15,605
Third party products		**(384)**	74	111
		24,145	19,724	15,716
Financial income		**293**	264	222
Financial expenses		**(955)**	(776)	(822)
Net finance costs		**(662)**	(512)	(600)
Profit before taxation		**23,483**	19,212	15,116
Income tax expense		**(6,798)**	(5,305)	(4,122)
Royalty related taxation (net of income tax benefit)		**(723)**	(411)	(460)
Total taxation expense		**(7,521)**	(5,716)	(4,582)
Profit after taxation		**15,962**	13,496	10,534
Profit attributable to minority interests		**572**	80	84
Profit attributable to members of BHP Billiton Group		**15,390**	13,416	10,450
Earnings per ordinary share (basic) (US cents)		**275.3**	229.5	173.2
Earnings per ordinary share (diluted) (US cents)		**275.1**	229.0	172.4
Dividends per ordinary share – paid during the period (US cents)	4	**56.0**	38.5	32.0
Dividends per ordinary share – declared in respect of the period (US cents)	4	**70.0**	47.0	36.0

The accompanying notes form part of this summary financial report.

[a] Comparative periods have been restated as described in Note 1.

72 - BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE for the year ended 30 June 2008 2008 2007 2006 US$ M US$ M US$ M Profit after taxation 15,962 13,496 10,534 Amounts recognised directly in equity Actuarial (losses)/gains on pension and medical schemes (96) 79 111 Available for sale investments: Valuation (losses)/gains taken to equity (76) 147 (1) Cash flow hedges: Losses taken to equity (383) (50) (27) Losses transferred to the income statement 73 — - Gains transferred to the initial carrying amount of hedged items (190) (88) (25) Exchange fluctuations on translation of foreign operations (21) 12 (1) Tax on items recognised directly in, or transferred from, equity 306 82 4 Total amounts recognised directly in equity (387) 182 61 Total recognised income and expense for the year 15,575 13,678 10,595 Attributable to minority interests 571 82 84 Attributable to members of BHP Billiton Group 15,004 13,596 10,511 The accompanying notes form part of this summary financial report. BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 — 73

CONSOLIDATED BALANCE SHEET as at 30 June 2008 2007 2008 Restated (a) US$ M US$ M ASSETS Current assets Cash and cash equivalents 4,237 2,449 Trade and other receivables 9,801 6,239 Other financial assets 2,054 1,059 Inventories 4,971 3,744 Other 498 265 Total current assets 21,561 13,756 Non-current assets Trade and other receivables 720 642 Other financial assets 1,448 899 Inventories 232 166 Property, plant and equipment 47,332 42,261 Intangible assets 625 713 Deferred tax assets 3,486 2,832 Other 485 135 Total non-current assets 54,328 47,648 Total assets 75,889 61,404 LIABILITIES Current liabilities Trade and other payables 6,774 5,137 Interest bearing liabilities 3,461 1,640 Other financial liabilities 2,088 655 Current tax payable 2,022 2,193 Provisions 1,596 1,383 Deferred income 418 299 Total current liabilities 16,359 11,307 Non-current liabilities Trade and other payables 138 140 Interest bearing liabilities 9,234 10,780 Other financial liabilities 1,260 595 Deferred tax liabilities 3,116 2,260 Provisions 6,251 5,859 Deferred income 488 545 Total non-current liabilities 20,487 20,179 Total liabilities 36,846 31,486 Net assets 39,043 29,918 EQUITY Share capital — BHP Billiton Limited 1,227 1,221 Share capital — BHP Billiton Plc 1,116 1,183 Treasury shares held (514) (1,457) Reserves 750 991 Retained earnings 35,756 27,729 Total equity attributable to members of BHP Billiton Group 38,335 29,667 Minority interests 708 251 Total equity 39,043 29,918 The accompanying notes form part of this summary financial report. (a) Comparative periods have been restated as described in Note 1. The financial statements were approved by the Board of Directors on 9 September 2008 and signed on its behalf by: Don Argus Marius Kloppers Chairman Chief Executive Officer 74 — BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

CONSOLIDATED CASH FLOW STATEMENT for the year ended 30 June 2008

	2008 US$M	2007 Restated [a] US$M	2006 Restated [a] US$M
Operating activities			
Profit before taxation	**23,483**	19,212	15,116
Adjustments for:			
Depreciation and amortisation expense	**3,612**	2,754	2,613
Exploration and evaluation expense (excluding impairment)	**859**	539	566
Net gain on sale of non-current assets	**(129)**	(101)	(600)
Impairments of property, plant and equipment, investments and intangibles	**274**	305	163
Employee share awards expense	**97**	72	61
Financial income and expense	**662**	512	600
Other	**(629)**	(382)	32
Changes in assets and liabilities:			
Trade and other receivables	**(4,787)**	(1,282)	(1,226)
Inventories	**(1,313)**	(732)	(427)
Net financial assets and liabilities	**512**	26	(58)
Trade and other payables	**1,661**	462	(52)
Provisions and other liabilities	**1,188**	589	(520)
Cash generated from operations	**25,490**	21,974	16,268
Dividends received	**51**	38	27
Interest received	**169**	139	132
Interest paid	**(799)**	(633)	(590)
Income tax paid	**(5,867)**	(5,007)	(3,853)
Royalty related taxation paid	**(885)**	(554)	(659)
Net operating cash flows	**18,159**	15,957	11,325
Investing activities			
Purchases of property, plant and equipment	**(7,558)**	(7,129)	(5,876)
Exploration expenditure (including amounts expensed)	**(1,350)**	(805)	(771)
Purchase of intangibles	**(16)**	(18)	–
Purchases of financial assets	**(166)**	(38)	(65)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash	**(154)**	(701)	(531)
Cash outflows from investing activities	**(9,244)**	(8,691)	(7,243)
Proceeds from sale of property, plant and equipment	**43**	77	103
Proceeds from sale of financial assets	**59**	98	153
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	**78**	203	844
Net investing cash flows	**(9,064)**	(8,313)	(6,143)
Financing activities			
Proceeds from ordinary share issues	**24**	22	34
Proceeds from interest bearing liabilities	**9,478**	7,395	6,273
Repayment of interest bearing liabilities	**(10,228)**	(5,781)	(7,518)
Purchase of shares by Employee Share Ownership Plan Trusts	**(250)**	(165)	(187)
Share buy-back – BHP Billiton Limited	**–**	(2,824)	(1,619)
Share buy-back – BHP Billiton Plc	**(3,115)**	(2,917)	(409)
Dividends paid	**(3,135)**	(2,271)	(1,936)
Dividends paid to minority interests	**(115)**	(68)	(190)
Net financing cash flows	**(7,341)**	(6,609)	(5,552)
Net increase/(decrease) in cash and cash equivalents	**1,754**	1,035	(370)
Cash and cash equivalents, net of overdrafts, at beginning of year	**2,398**	1,351	1,720
Effect of foreign currency exchange rate changes on cash and cash equivalents	**21**	12	1
Cash and cash equivalents, net of overdrafts, at end of year	**4,173**	2,398	1,351

The accompanying notes form part of this summary financial report.

[a] Comparative periods have been restated as described in Note 1.

BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 - 75

NOTES TO THE SUMMARY FINANCIAL STATEMENTS

1. Accounting Policies

Basis of preparation

This summary financial report for the year ended 30 June 2008 has been prepared on the basis of accounting policies consistent with those applied in the 30 June 2007 financial statements contained within the Annual Report of the BHP Billiton Group, except for the following standards and interpretations which have been adopted for the year ended 30 June 2008:

- IFRS 7/AASB 7 'Financial Instruments: Disclosures'. IFRS 7/AASB 7 modifies the basis and details of disclosures concerning financial instruments, but does not impact the recognition or measurement of financial instruments.
- Amendment to IAS 1/AASB 101 'Presentation of Financial Statements'. This amendment requires new disclosures concerning the objectives, policies and processes for managing capital.
- AASB 2007-4 'Amendments to Australian Accounting Standards arising from ED151 and Other Amendments'. AASB 2007-4 reinstates optional accounting treatments permitted by IFRS that were not initially available under Australian Accounting Standards. The impacts on the financial statements of the Group of adopting AASB 2007-4 are described in Note 1.

A full description of the accounting policies adopted by the BHP Billiton Group may be found in the BHP Billiton Annual Report 2008.

The comparative figures for the financial years ended 30 June 2007 and 30 June 2006 are not the statutory accounts of the BHP Billiton Group for those financial years. Those accounts have been reported on by the Company's auditors and delivered to the Registrar of Companies. The reports of the auditors were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 237(2) or (3) of the UK Companies Act 1985.

All amounts are expressed in US dollars unless otherwise stated. The BHP Billiton Group's presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates.

Amounts in this summary financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Proportionate Consolidation

As permitted by AASB 2007-4 'Australian Accounting Standards arising from ED151 and Other Amendments' and IAS 31 'Interests in Joint Ventures', the Group has adopted the policy of recognising its proportionate interests in the assets, liabilities, revenues and expenses of jointly controlled entities within each applicable line item of the financial statements. All such interests were previously recognised using the equity method. The Group believes the change in policy to proportionate consolidation of jointly controlled entities provides more relevant information about the financial performance and financial position of the Group.

Following this change in policy, comparative information has been restated for all periods included in this financial information, with the impact summarised below. There was no impact on profit after taxation, profit attributable to members of the Group, total equity or the Group's earnings per share in the current or comparative periods.

	Year ended 30 June 2007		Year ended 30 June 2006	
Consolidated Income Statement	Restated US$M	Published US$M	Restated US$M	Published US$M
Revenue	47,473	39,498	39,099	32,153
Other income	621	588	1,229	1,227
Expenses excluding net finance costs	(28,370)	(26,352)	(24,612)	(22,403)
Share of profits from jointly controlled entities	–	4,667	–	3,694
Net finance costs	(512)	(390)	(600)	(505)
Total taxation expense	(5,716)	(4,515)	(4,582)	(3,632)
Profit after taxation	13,496	13,496	10,534	10,534

	30 June 2007	
Consolidated Balance Sheet	Restated US$M	Published US$M
Current and non-current assets:		
Cash and cash equivalents	2,449	1,937
Trade and other receivables	6,881	5,499
Other financial assets	1,958	1,968
Inventories	3,910	3,409
Investments in jointly controlled entities	–	4,924
Property, plant and equipment	42,261	36,705
Intangible assets	713	615
Deferred tax assets	2,832	2,810
Other assets	400	301
Total assets	61,404	58,168
Current and non-current liabilities:		
Trade and other payables	5,277	4,869
Interest bearing liabilities	12,420	10,643
Other financial liabilities	1,250	1,107
Current tax payable	2,193	2,102
Deferred tax liabilities	2,260	1,822
Provisions	7,242	6,860
Deferred income	844	847
Total liabilities	31,486	28,250
Net assets/Total equity	29,918	29,918

76 - BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

1. Accounting Policies continued

Proportionate Consolidation continued

Consolidated Cash Flow Statement	Year ended 30 June 2007 Restated US$M	Year ended 30 June 2007 Published US$M	Year ended 30 June 2006 Restated US$M	Year ended 30 June 2006 Published US$M
Net operating cash flows	15,957	15,595	11,325	10,476
Net investing cash flows	(8,313)	(7,624)	(6,143)	(5,512)
Net financing cash flows	(6,609)	(6,843)	(5,552)	(5,412)

Cash flow presentation

The Group has also elected to adopt the indirect method of cash flow presentation as permitted by AASB 2007-4 'Australian Accounting Standards arising from ED151 and Other Amendments' and IAS 7 'Cash Flow Statements'. The Group believes this change in presentation more effectively conveys the relationship between its financial performance and operating cash flows.

2. Business segments

We operate nine Customer Sector Groups aligned with the commodities which we extract and market:

Customer Sector Group	Principal Activities
Petroleum	Oil and gas exploration, production, development and marketing
Aluminium	Mining of bauxite, refining of bauxite into alumina and smelting of alumina into aluminium metal
Base Metals	Mining of copper, silver, lead, zinc, molybdenum, uranium and gold
Diamonds and Specialty Products	Mining of diamonds and titanium minerals
Stainless Steel Materials	Mining and production of nickel products
Iron Ore	Mining of iron ore
Manganese	Mining of manganese ore and production of manganese metal and alloys
Metallurgical Coal	Mining of metallurgical coal
Energy Coal	Mining and marketing of thermal (energy) coal

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments. Exploration and technology activities, which were previously recognised as part of Group and unallocated items, are now recognised within relevant segments as a result of a change in management responsibilities over such activities. This change in segment reporting has been reflected in all periods presented and resulted in operating costs of US$149 million (30 June 2007: US$139 million, 30 June 2006: US$134 million) being reported in individual segments rather than Group and unallocated items. Amounts allocated to any individual segment are insignificant.

It is the Group's policy that inter-segment sales are made on a commercial basis.

BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 - 77

NOTES TO THE SUMMARY FINANCIAL STATEMENTS continued

2. Business segments continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metal-lurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2008											
Revenue											
Group production	7,997	4,675	13,231	969	5,040	9,246	2,844	3,818	3,921	–	51,741
Third party products	653	1,071	1,543	–	48	108	68	61	2,639	1,364	7,555
Rendering of services	10	–	–	–	–	63	–	62	–	42	177
Inter-segment revenue	887	–	–	–	–	38	–	–	–	(925)	–
Segment revenue	**9,547**	**5,746**	**14,774**	**969**	**5,088**	**9,455**	**2,912**	**3,941**	**6,560**	**481**	**59,473**
Segment result	**5,486**	**1,427**	**7,890**	**180**	**1,237**	**4,631**	**1,644**	**936**	**1,057**	**(343)**	**24,145**
Other attributable income [(a)]	3	38	–	9	–	–	–	1	–	(51)	–
Profit from operations	**5,489**	**1,465**	**7,890**	**189**	**1,237**	**4,631**	**1,644**	**937**	**1,057**	**(394)**	**24,145**
Net finance costs											(662)
Taxation											(6,798)
Royalty related taxation											(723)
Profit after taxation											**15,962**
Adjusted EBITDA	**6,679**	**1,774**	**8,557**	**367**	**1,743**	**5,086**	**1,694**	**1,236**	**1,306**	**(242)**	**28,200**
Other significant non-cash items	(22)	1	100	(3)	(4)	(124)	(2)	(27)	20	(108)	(169)
EBITDA [(b)]	**6,657**	**1,775**	**8,657**	**364**	**1,739**	**4,962**	**1,692**	**1,209**	**1,326**	**(350)**	**28,031**
Depreciation and amortisation	(1,113)	(309)	(658)	(142)	(450)	(331)	(48)	(272)	(241)	(48)	(3,612)
Impairment (losses)/ reversals recognised	(55)	(1)	(109)	(33)	(52)	–	–	–	(28)	4	(274)
Profit from operations	**5,489**	**1,465**	**7,890**	**189**	**1,237**	**4,631**	**1,644**	**937**	**1,057**	**(394)**	**24,145**
Profit from group production	5,483	1,445	8,091	189	1,237	4,748	1,644	941	1,146	(395)	24,529
Profit from third party production	6	20	(201)	–	–	(117)	–	(4)	(89)	1	(384)
Capital expenditure	**2,116**	**556**	**989**	**123**	**1,191**	**1,832**	**155**	**500**	**438**	**29**	**7,929**
Segment assets	**11,973**	**7,672**	**15,356**	**1,964**	**8,477**	**8,656**	**1,688**	**3,916**	**5,173**	**11,014**	**75,889**
Segment liabilities	**3,037**	**1,308**	**4,197**	**270**	**1,202**	**1,862**	**534**	**1,269**	**3,174**	**19,993**	**36,846**

78 - BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

2. Business segments continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metal-lurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2007											
Revenue											
Group production	4,846	4,564	10,756	893	6,800	5,421	1,149	3,712	2,980	14	41,135
Third party products	454	1,315	1,879	–	101	29	95	10	1,595	724	6,202
Rendering of services	7	–	–	–	–	55	–	41	1	32	136
Inter-segment revenue	578	–	–	–	–	19	–	6	–	(603)	–
Segment revenue	5,885	5,879	12,635	893	6,901	5,524	1,244	3,769	4,576	167	47,473
Segment result	3,007	1,833	6,875	189	3,665	2,728	253	1,246	255	(327)	19,724
Other attributable income [(a)]	7	23	–	8	10	–	–	1	50	(99)	–
Profit from operations	3,014	1,856	6,875	197	3,675	2,728	253	1,247	305	(426)	19,724
Net finance costs											(512)
Taxation											(5,305)
Royalty related taxation											(411)
Profit after taxation											13,496
Adjusted EBITDA	3,794	2,111	7,309	317	3,946	2,972	294	1,510	761	(318)	22,696
Other significant non-cash items	(4)	28	139	(2)	4	(24)	(1)	(3)	10	(60)	87
EBITDA [(b)]	3,790	2,139	7,448	315	3,950	2,948	293	1,507	771	(378)	22,783
Depreciation and amortisation	(694)	(268)	(565)	(118)	(275)	(220)	(40)	(238)	(290)	(46)	(2,754)
Impairment (losses)/ reversals recognised	(82)	(15)	(8)	–	–	–	–	(22)	(176)	(2)	(305)
Profit from operations	3,014	1,856	6,875	197	3,675	2,728	253	1,247	305	(426)	19,724
Profit from group production	3,010	1,830	6,963	197	3,675	2,729	251	1,246	175	(426)	19,650
Profit from third party production	4	26	(88)	–	–	(1)	2	1	130	–	74
Capital expenditure	1,703	369	868	164	1,509	1,517	72	557	316	41	7,116
Segment assets	9,588	7,184	14,459	1,979	7,745	5,467	971	3,083	4,122	6,806	61,404
Segment liabilities	2,527	1,006	3,505	220	1,150	1,211	381	910	2,276	18,300	31,486

BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 - 79

NOTES TO THE SUMMARY FINANCIAL STATEMENTS continued

2. Business segments continued

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metal-lurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year ended 30 June 2006											
Revenue											
Group production	4,797	3,704	9,034	1,263	2,916	4,735	965	3,926	2,713	5	34,058
Third party products	321	1,374	1,259	–	37	15	72	1	1,252	629	4,960
Rendering of services	3	6	1	–	–	32	–	6	–	33	81
Inter-segment revenue	109	–	–	–	2	–	–	8	–	(119)	–
Segment revenue	5,230	5,084	10,294	1,263	2,955	4,782	1,037	3,941	3,965	548	39,099
Segment result	2,963	1,149	5,873	281	878	2,533	124	1,833	326	(244)	15,716
Other attributable income [(a)]	5	37	–	6	–	–	8	1	–	(57)	–
Profit from operations	2,968	1,186	5,873	287	878	2,533	132	1,834	326	(301)	15,716
Net finance costs											(600)
Taxation											(4,122)
Royalty related taxation											(460)
Profit after taxation											10,534
Adjusted EBITDA	3,802	1,456	6,159	407	1,115	2,697	172	2,006	596	(185)	18,225
Other significant non-cash items	(7)	46	286	(3)	6	9	(1)	(6)	13	(76)	267
EBITDA [(b)]	3,795	1,502	6,445	404	1,121	2,706	171	2,000	609	(261)	18,492
Depreciation and amortisation	(724)	(266)	(564)	(117)	(243)	(173)	(38)	(166)	(283)	(39)	(2,613)
Impairment (losses)/ reversals recognised	(103)	(50)	(8)	–	–	–	(1)	–	–	(1)	(163)
Profit from operations	2,968	1,186	5,873	287	878	2,533	132	1,834	326	(301)	15,716
Profit from group production	2,963	1,110	5,877	287	878	2,531	137	1,834	289	(301)	15,605
Profit from third party production	5	76	(4)	–	–	2	(5)	–	37	–	111
Capital expenditure	1,133	377	1,292	215	1,423	1,017	45	677	181	41	6,401
Segment assets	7,559	6,943	13,690	1,973	5,692	4,073	859	2,649	3,726	4,179	51,343
Segment liabilities	2,236	1,048	3,383	218	898	1,229	344	791	1,798	14,943	26,888

[(a)] Other attributable income represents external dividend income and profit from the sale of investments that do not form part of the segment result.
[(b)] EBITDA is profit from operations, before depreciation, amortisation and impairments.

80 - BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

3. Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial report. Such items included within the BHP Billiton Group profit for the year are detailed below.

Year ended 30 June 2008	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill	**(137)**	**159**	**22**
	(137)	**159**	**22**
Exceptional items by Customer Sector Group			
Base Metals	**(99)**	**(34)**	**(133)**
Stainless Steel Materials	**(38)**	**(4)**	**(42)**
Group and unallocated	**–**	**197**	**197**
	(137)	**159**	**22**

Recognition of benefit of tax losses in respect of the acquisition of WMC and consequent reduction in goodwill

Tax losses incurred by WMC Resources Limited (WMC) were not recognised as a deferred tax asset at acquisition pending a ruling applicable to the Australian Taxation Office. The ruling has now been issued confirming the availability of those losses. This has resulted in the recognition of a deferred tax asset (US$197 million) and consequential adjustment to deferred tax liabilities (US$38 million) through income tax expense at current exchange rates. As a further consequence the Group has recognised an expense for a corresponding reduction in goodwill measured at the exchange rate at the date of acquisition.

Year ended 30 June 2007	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Impairment of South African coal operations	(176)	34	(142)
Newcastle steelworks rehabilitation	(167)	50	(117)
	(343)	84	(259)
Exceptional items by Customer Sector Group			
Energy Coal	(176)	34	(142)
Group and unallocated	(167)	50	(117)
	(343)	84	(259)

Impairment of South African coal operations

As part of the Group's regular review of assets whose value may be impaired, a charge of US$176 million (US$34 million tax benefit) was recorded in relation to coal operations in South Africa.

Newcastle steelworks rehabilitation

The Group recognised a charge against profits of US$167 million (US$50 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to increases in the volume of sediment in the Hunter River requiring remediation and treatment, and increases in treatment costs.

Year ended 30 June 2006	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Sale of Tintaya copper mine	439	(143)	296
Exceptional items by Customer Sector Group			
Base Metals	439	(143)	296

Sale of Tintaya copper mine

Effective 1 June 2006, BHP Billiton sold its interests in the Tintaya copper mine in Peru. Gross consideration received was US$853 million, before deducting intercompany trade balances. The net consideration of US$717 million (net of transaction costs) included US$634 million for shares plus the assumption of US$116 million of debt, working capital adjustments and deferred payments contingent upon future copper prices and production volumes.

BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 – 81

NOTES TO THE SUMMARY FINANCIAL STATEMENTS continued

4. Dividends

	2008 US$M	2007 US$M	2006 US$M
Dividends paid during the period			
BHP Billiton Limited	**1,881**	1,346	1,148
BHP Billiton Plc – Ordinary shares	**1,252**	923	790
– Preference shares [(a)]	**–**	–	–
	3,133	2,269	1,938
Dividends declared in respect of the period			
BHP Billiton Limited	**2,351**	1,605	1,275
BHP Billiton Plc – Ordinary shares	**1,545**	1,097	885
– Preference shares [(a)]	**–**	–	–
	3,896	2,702	2,160

	2008 US cents	2007 US cents	2006 US cents
Dividends paid during the period (per share)			
Prior year final dividend	**27.0**	18.5	14.5
Interim dividend	**29.0**	20.0	17.5
	56.0	38.5	32.0
Dividends declared in respect of the period (per share)			
Interim dividend	**29.0**	20.0	17.5
Final dividend	**41.0**	27.0	18.5
	70.0	47.0	36.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 18 August 2008, BHP Billiton declared an interim dividend of 41.0 US cents per share (US$2,282 million), which will be paid on 25 September 2008 (2007: 27.0 US cents per share – US$1,528 million; 2006: 18.5 US cents per share – US$1,100 million).

Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton ordinary shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2008 US$M	2007 US$M	2006 US$M
Franking credits as at 30 June	**1,623**	144	20
Franking credits arising from the payment of current tax payable	**818**	923	811
Total franking credits available [(b)]	**2,441**	1,067	831

[(a)] 5.5 per cent dividend on 50,000 preference shares of £1 each paid and declared annually (2007: 5.5 per cent; 2006: 5.5 per cent).
[(b)] The payment of the final 2008 dividend declared after 30 June 2008 will reduce the franking account balance by US$590 million.

5. Subsequent events

On 17 July 2008, we announced that BHP Billiton Mitsubishi Alliance (BMA) had entered into a conditional agreement to acquire 100 per cent of the New Saraji Coal Project for a cash consideration of approximately US$2.4 billion (US$1.2 billion, BHP Billiton share). This acquisition is consistent with the Group's strategy to accelerate growth in long life, low cost natural resources with a focus on delivering shareholder value. At reporting date, the status of acquisition accounting is incomplete and does not permit the disclosure of any pro-forma financial information. In addition, on 10 July 2008, the acquisition of Anglo Potash Limited was finalised. The total equity of the transaction is approximately US$282 million on a fully diluted basis. These transactions had no impact on the Group's financial results or financial position presented in this financial report.

Other than the matters outlined above, no matters or circumstances have arisen since the end of the year that have significantly affected, or may significantly affect, the operations, results or operations or state of affairs of the Group in subsequent accounting periods.

82 - BHP BILLITON PLC CONCISE ANNUAL REPORT 2008

DIRECTORS’ DECLARATION In accordance with a resolution of the Directors of the BHP Billiton Group, the Directors declare that the summary financial statements of the BHP Billiton Group for the year ended 30 June 2008, set out on pages 72 to 82 (a) have been derived from or are consistent with the full financial report for the financial year; and (b) comply with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985, and the regulations made there under, and Section 314 of the Australian Corporations Act 2001. In the 2008 full financial report we declared that: (a) the financial statements and notes are in accordance with the United Kingdom Companies Act 1985 and the Australian Corporations Act 2001, including complying with the applicable Accounting Standards, and giving a true and fair view of the financial position of the BHP Billiton Group as at 30 June 2008 and of its performance for the year ended 30 June 2008; (b) the Directors’ Report includes a fair review of the development and performance of the business and the financial position of the BHP Billiton Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that the Group faces; (c) in the Directors’ opinion, there are reasonable grounds to believe that each of the BHP Billiton Group, BHP Billiton Limited and BHP Billiton Plc will be able to pay its debts as and when they become due and payable; and (d) the Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2008. Signed in accordance with a resolution of the Board of Directors. Don Argus — Chairman Marius Kloppers — Chief Executive Officer Dated in Melbourne this 9th day of September 2008 LEAD AUDITOR’S INDEPENDENCE DECLARATION To the Directors of BHP Billiton Limited: I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2008 there have been: (i) no contraventions of the auditor independence requirements as set out in the Australian Corporations Act 2001 in relation to the audit; and (ii) no contraventions of any applicable code of professional conduct in relation to the audit. This declaration is in respect of BHP Billiton Group and the entities it controlled during the year. KPMG Peter Nash Partner Dated in Melbourne this 9th day of September 2008

INDEPENDENT AUDITORS’ REPORTS of KPMG Audit Plc to the members of BHP Billiton Plc and of KPMG to the members of BHP Billiton Limited on the summary financial report Scope For the purpose of these reports, the terms ‘we’ and ‘our’ denote KPMG Audit Plc in relation to UK professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Plc and KPMG in relation to Australian professional and regulatory responsibilities and reporting obligations to the members of BHP Billiton Limited. The BHP Billiton Group (‘the Group’) consists of BHP Billiton Plc and BHP Billiton Limited and the entities they controlled at the end of the year or from time to time during the financial year. We have examined the summary financial report which comprises the consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement, accompanying notes 1 to 5, the Directors’ Declaration and the relevant information in the Directors’ Remuneration Report, which for Australian reporting purposes is limited to the information that is described as having been audited. The summary financial report has been derived from the audited financial report of the Group for the year ended 30 June 2008. The summary financial report does not contain all the disclosures required by Australian Accounting Standards, the Australian Corporations Act 2001 and applicable United Kingdom law that are required for inclusion in a set of full financial statements. Reading the summary financial report is not a substitute for reading the audited financial report of the Group. KPMG Audit Plc’s report is made solely to the members of BHP Billiton Plc, as a body, in accordance with section 251 of the UK Companies Act 1985. KPMG Audit Plc’s work has been undertaken so that it might state to the members of BHP Billiton Plc those matters it is required to state to them in such a report and for no other purpose. To the fullest extent permitted by law, KPMG Audit Plc does not accept or assume responsibility to anyone other than BHP Billiton Plc and the members of BHP Billiton Plc as a body, for KPMG Audit Plc’s work, for this report, or for the opinions it has formed. To the fullest extent permitted by law, KPMG does not accept or assume responsibility to anyone other than BHP Billiton Limited and the members of BHP Billiton Limited as a body, for KPMG’s work, for this report, or for the opinions it has formed. Respective responsibilities of Directors and auditors The Directors are responsible for the preparation and presentation of the summary financial report in accordance with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports‘, the Australian Corporations Act 2001 and applicable United Kingdom law. This responsibility includes establishing and maintaining internal control relevant to the preparation of the summary financial report; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. KPMG Audit Plc’s responsibility is to report to the members of BHP Billiton Plc its opinion on the consistency of the summary financial report with the full annual financial statements, the Directors’ Report and the Directors’ Remuneration Report, and its compliance with the relevant requirements of section 251 of the UK Companies Act 1985 and the regulations made thereunder. KPMG’s responsibility is to express an opinion to the members of BHP Billiton Limited on the summary financial report based on its audit procedures. KPMG conducted an independent audit in accordance with Australian Auditing Standards of the financial report of the Group for the year ended 30 June 2008. Australian Auditing Standards require that we comply wi th relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report for the year is free of material misstatement and the information in the Directors’ Remuneration Report that is described as having been audited complies with section 300A of the Australian Corporations Act 2001. We also read the other information contained in the Concise Annual Report and consider the implications for our reports if we become aware of any apparent misstatements or material inconsistencies with the summary financial report. Basis of opinions The independent auditors’ reports in respect of the Group’s full annual financial statements describe the basis of our opinions on those financial statements and the information in the Directors’ Remuneration Report that is described as having been audited. KPMG Audit Plc conducted its work in accordance with Bulletin 1999/6 ‘The auditor’s statement on the summary financial statement’ issued by the UK Auditing Practices Board. KPMG performed procedures in respect of the audit of the summary financial report to form an opinion whether, in all material respects, the summary financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 ‘Concise Financial Reports‘. We formed our opinions on the basis of these procedures, which included: • testing that the information in the summary financial report is derived from, and is consistent with, the full financial report; and • examining, on a test basis, evidence supporting the amounts and other disclosures which were not directly derived from the full financial report. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinions. While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls. We have also conducted audits of the full financial report of the Group for the year ended 30 June 2008. Our audit reports on the full financial report were signed on 9 September 2008, and were not subject to any modification. In conducting our audit, KPMG has complied with the independence requirements of the Australian Corporations Act 2001. Opinion of KPMG Audit Plc to the members of BHP Billiton Plc In our opinion the summary financial report is consistent with the full annual financial statements, the Directors’ Report and the Directors’ Remuneration Report of BHP Billiton Plc for the year ended 30 June 2008 and complies with the applicable requirements of section 251 of the UK Companies Act 1985 and the regulations thereunder. KPMG Audit Plc Chartered Accountants and Registered Auditor London 9 September 2008 Opinion of KPMG to the members of BHP Billiton Limited In our opinion, the summary financial report of the BHP Billiton Group for the financial year ended 30 June 2008 complies with Australian Accounting Standard 1039 ‘Concise Financial Reports‘. KPMG Peter Nash Partner Melbourne 9 September 2008

Section 10 Glossary of terms Contents page 10.1 Non-mining terms 86 10.2 Mining and mining-related terms 87 10.3 Units of measure 87

10 GLOSSARY OF TERMS 10.1 Non-mining terms In the context of ADSs and listed investments, the term ‘quoted’ means ‘traded’ on the relevant exchange. A$ Australian dollars being the currency of the Commonwealth of Australia. American Depositary Share An American Depositary Share is a share issued under a deposit agreement that has been created to permit US-resident investors to hold shares in non-US companies and trade them on the stock exchanges in the US. One ADS is equal to two BHP Billiton Limited or BHP Billiton Plc ordinary shares. ADSs are evidenced by American Depositary Receipts, or ADRs, which are the instruments that trade on the NYSE. BHP Billiton Being both companies in the dual listed company structure, BHP Billiton Limited and BHP Billiton Plc. BHP Billiton Limited share A fully paid ordinary share in the capital of BHP Billiton Limited. BHP Billiton Limited shareholders The holders of BHP Billiton Limited shares. BHP Billiton Limited special voting share A single voting share was issued to facilitate joint voting by shareholders of BHP Billiton Limited on Joint Electorate Actions. BHP Billiton Plc equalisation share A share that has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc Group to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. BHP Billiton Plc 5.5 per cent preference share Shares that have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority of any other class of shares in BHP Billiton Plc on a return of capital or winding up. BHP Billiton Plc share A fully paid ordinary share in the capital of BHP Billiton Plc. BHP Billiton Plc shareholders The holders of BHP Billiton Plc shares. BHP Billiton Plc special voting share A single voting share was issued to facilitate joint voting by shareholders of BHP Billiton Plc on Joint Electorate Actions. Board The Board of Directors of BHP Billiton. CEO Chief Executive Officer. CSG Customer Sector Group being the strategic business units of BHP Billiton. Deferred share A nil-priced option or a conditional right to acquire a share issued under the rules of the GIS. DLC merger The Dual Listed Companies merger between BHP Billiton Limited and BHP Billiton Plc on 29 June 2001. DLC structure The corporate structure resulting from the DLC merger. Employee Share Plan A legacy employee share plan that commenced under the jurisdiction of BHP Limited prior to the formation of BHP Billiton. Abbreviates to ESP. Expected value Expected value of a share incentive — the average outcome weighted by probability. This measure takes into account the difficulty of achieving performance conditions and the correlation between these and share price appreciation. The valuation methodology also takes into account factors such as volatility, forfeiture risk, etc. FY2006 Refers to the financial year ended 30 June 2006. FY2007 Refers to the financial year ended 30 June 2007. FY2008 Refers to the financial year ended 30 June 2008. FY2009 Refers to the financial year ended 30 June 2009. GAAP Generally accepted accounting principles as defined in the US or other jurisdiction. Gearing Gearing is defined as the ratio of net debt to net debt plus net assets. Group BHP Billiton Limited, BHP Billiton Plc and their subsidiaries. Group Incentive Scheme Current share scheme. Abbreviates to GIS. International Financial Reporting Standards Abbreviates to IFRS. Key Management Personnel Persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly (including executive Directors), and no n-executive Directors. Abbreviates to KMP. Key Performance Indicator Used to measure the performance of the Group, individual businesses and executives in any one year. Abbreviates to KPI. Long Term Incentive Plan Current share scheme. Abbreviates to LTIP. Major capital projects Capital projects in the Feasibility or Execution phase where our share of capital expenditure to project completion is greater then US$100 million. Market value The market value based on closing prices, or, in instances when an executive exercises and sells shares, the actual sale price achieved. Option A right to acquire a share on payment of an exercise price issued under the rules of the GIS. Performance share A nil-priced option or a conditional right to acquire a share, subject to a Performance Hurdle, issued under the rules of the LTIP.

Performance share plan
A share plan that commenced under the jurisdiction of BHP Limited or Billiton Plc and prior to the formation of BHP Billiton. Legacy share scheme abbreviates to PSP.

Shareplus
All employee share purchase plan.

Total Recordable Injuries Frequency Rate
Total Recordable Injury Frequency Rate = (Fatalities + Lost Time Cases + Restricted Work Cases + Medical Treatment Cases)/1,000,000 work hours. Abbreviates to TRIFR.

Total shareholder return
The change in share price plus dividends reinvested. Abbreviates to TSR.

Underlying EBIT margin
Calculated as Underlying EBIT (as defined in section 3.6.1 excluding third party EBIT), divided by Revenue net of third party product revenue.

US$
Currency of the United States of America and the currency the BHP Billiton Group uses in publishing its consolidated financial statements.

Zero Harm
BHP Billiton's aspirational goal that reflects our continual drive to minimise harm to people, our host communities and the environment from our activities.

10.2 Mining and mining-related terms

Alumina
Aluminium oxide (Al_2O_3). Alumina is produced from bauxite in the refining process. Alumina is then converted (reduced) in an electrolysis cell to produce aluminium metal.

Bauxite
Chief ore of aluminium.

Brownfield
A exploration or development project located within an existing mineral province which can share infrastructure and management with an existing operation.

Coal Reserves
The same meaning as Ore Reserves, but specifically concerning coal.

Coking coal
By virtue of its carbonisation properties, is used in the manufacture of coke, which is used in the steelmaking process. Coking coal may also be referred to as metallurgical coal.

Condensate
A mixture of hydrocarbons that exist in gaseous form in natural underground reservoirs, but which condense to form a liquid at atmospheric conditions.

Copper cathode
Electrolytically refined copper that has been deposited on the cathode of an electrolytic bath of acidified copper sulphate solution. The refined copper may also be produced through leaching and electrowinning.

Crude oil
A mixture of hydrocarbons that exist in liquid form in natural underground reservoirs, and remain liquid at atmospheric pressure after being produced at the well head and passing through surface separating facilities.

Cut-off grade
A nominated grade above which is defined some mineral aspect of the reserve. For example, the lowest grade of mineralised material that qualifies as economic for estimating an Ore Reserves.

Electrowinning/electrowon
An electrochemical process in which metal is recovered by dissolving a metal within an electrolyte and plating it onto an electrode.

Energy coal
Used as a fuel source in electrical power generation, cement manufacture and various industrial applications. Energy coal may also be referred to as steaming or thermal coal.

Ethane
Where sold separately, is largely ethane gas that has been liquefied through pressurisation. One tonne of ethane is approximately equivalent to 26.8 thousand cubic feet of gas.

Flotation
A method of selectively recovering minerals from finely ground ore using a froth created in water by specific reagents. In the flotation process, certain mineral particles are induced to float by becoming attached to bubbles of froth and the unwanted mineral particles sink.

Grade
The relative quantity, or the percentage, of metal or mineral content in an orebody.

Greenfield
The development or exploration located outside the area of influence of existing mine operations/infrastructure.

Liquefied natural gas (LNG)
Consists largely of methane that has been liquefied through chilling and pressurisation. One tonne of LNG is approximately equivalent to 45.9 thousand cubic feet of natural gas.

Liquefied petroleum gas (LPG)
Consists of propane and butane and a small amount (less than two per cent) of ethane that has been liquefied through pressurisation. One tonne of LPG is approximately equivalent to 11.6 barrels.

Marketable Coal Reserves
Represent beneficiated or otherwise enhanced coal product and should be read in conjunction with, but not instead of, reports of coal reserves.

Metallurgical coal
A broader term than coking coal, which includes all coals used in steelmaking, such as coal used for the pulverised coal injection process.

Open-cut/open-pit
Surface working in which the working area is kept open to the sky. Abbreviates to OC/OP.

Ore Reserves
That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

10.3 Units of measure

Abbreviation	Description
boe	Barrel oil equivalent
MMcf/d	Million of cubic feet per day
Mbbl/d	Thousand barrels per day
MMbbl/d	Million barrels per day
mtpa	Million tonnes per annum
mw	Megawatts
tph	Tonnes per hour

BHP BILLITON PLC CONCISE ANNUAL REPORT 2008 – 87

barrels per day MMbbl/d Million barrels per day mtpa Million tonnes per annum mw Megawatts tph Tonnes per hour Section 11 SHAREHOLDER INFORMATION Annual General Meetings BHP Billiton Plc — Thursday, 23 October 2008 at 10.30am The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, UK. BHP Billiton Limited — Thursday, 27 November 2008 at 10.30am Melbourne Park Function Centre, Entrance D off Olympic Boulevard (formerly Swan Street), Melbourne, Victoria, Australia. Change of shareholder details and enquiries Shareholders may contact the appropriate office of the BHP Billiton Share Registrar on any matter relating to their share or ADR holdings. Australia BHP Billiton Limited Registrar Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street, Abbotsford, VIC 3067 Postal Address — GPO Box 2975, Melbourne, VIC 3001 Telephone 1300 656 780 (within Australia) (61 3) 9415 4020 (outside Australia) Facsimile (61 3) 9473 2460 Email enquiries: web.queries@computershare.com.au United Kingdom BHP Billiton Plc Registrar Computershare Investor Services PLC The Pavilions, Bridgwater Road, Bristol BS99 7NH Postal Address — PO Box 82, Bristol BS99 7NH Telephone (44 870) 889 3148 Facsimile (44 870) 703 6103 Email enquiries: web.queries@computershare.co.uk South Africa BHP Billiton Plc branch register Computershare Investor Services (Pty) Limited 70 Marshall Street, Johannesburg 2001 Postal Address — PO Box 61051, Marshalltown 2107 Telephone (27 11) 373 0033 Facsimile (27 11) 688 5250 Shareholders can also access their current shareholding details online via BHP Billiton’s website www.bhpbilliton.com. Dividends policy and payments Our progressive dividend policy seeks to steadily increase or at least to maintain the dividend in US dollars at each half yearly payment provided that we generate sufficient profit and cash flow to do so. BHP Billiton Limited and Plc shareholders may have their cash dividends paid directly into a nominated bank, building society or credit union, depending on their country of residence. Otherwise, dividend payments will be made by way of cheque. Stock exchange listings BHP Billiton Group is listed on stock exchanges in: Australia (Australian Securities Exchange (ASX)), UK (London Stock Exchange (LSE)), US (New York Stock Exchange (NYSE)), South Africa (JSE Limited), Germany (Frankfurt) and Switzerland (Zurich). Key dates for shareholders The following table sets out future dates in the next financial and calendar year of interest to our shareholders. If there are any changes to these dates, all relevant stock exchanges will be notified. Date Event 25 September 2008 Payment date for Final Dividend BHP Billiton Plc Annual General Meeting 23 October 2008 in London BHP Billiton Limited Annual General 27 November 2008 Meeting in Melbourne 4 February 2009 Interim Results Announced 27 February 2009 Interim Dividend Record Date 17 March 2009 Interim Dividend Payment Date 12 August 2009 Annual Results Announced Visit www.bhpbilliton.com for up-to-date Company and shareholder information, including: ONLINE SHAREHOLDER Receive your reports SERVICES electronically. • check your holding The BHP Billiton Group • vote online produces a Business • update direct credit details Review, Annual Report and a Sustainability Report, • create your own which are posted on the virtual portfolio internet. Shareholders • register to receive electronic are encouraged to visit shareholder communications www.bhpbilliton.com to inspect the electronic ANNUAL, FINANCIAL, versions of these PRODUCTION AND publications and provide SUSTAINABILITY REPORTS f eedback to the Company. NEWS AND PRESENTATIONS The single parent entity financial statements COMPANY OVERVIEW of BHP Billiton Limited are also available on GOVERNANCE INFORMATION www.bhpbilliton.com and printed copies SUBSCRIBE TO RECEIVE are available to NEWS SENT DIRECT TO shareholders on YOUR EMAIL ADDRESS request free of charge.

Corporate Directory

BHP BILLITON GROUP REGISTERED OFFICES

BHP BILLITON LIMITED

Australia
BHP Billiton Centre
180 Lonsdale Street
Melbourne VIC 3000
Telephone 1300 55 47 57 (within Australia)
(61 3) 9609 3333 (outside Australia)
Facsimile (61 3) 9609 3015

BHP BILLITON PLC

United Kingdom
Neathouse Place
London SW1V 1BH
Telephone (44 20) 7802 4000
Facsimile (44 20) 7802 4111

BHP BILLITON CORPORATE CENTRES

South Africa
6 Hollard Street
Johannesburg 2001
Telephone (27 11) 376 9111
Facsimile (27 11) 376 3302

Chile
Avenida Americo Vespucio Sur # 100,
9th Floor
Las Condes
Santiago
Telephone (56 2) 330 5000
Facsimile (56 2) 207 6509

United States
1360 Post Oak Boulevard, Suite 150
Houston, TX 77056-3030
Telephone (1 713) 961 8500
Facsimile (1 713) 961 8400

MARKETING OFFICES

The Netherlands
Verheeskade 25
2521 BE The Hague
Telephone (31 70) 315 6666
Facsimile (31 70) 315 6767

Singapore
168 Robinson Road #10-01
Capital Tower
Singapore 068912
Telephone (65) 6349 3333
Facsimile (65) 6349 4000

Belgium
BHP Billiton Diamonds (Belgium) N.V.
Hoveniersstraat 30
2018 Antwerp
Telephone (32 3) 201 1090

This document is issued subject to the Important Notices appearing below.

The Directors of BHP Billiton Limited and BHP Billiton Plc ('BHP Billiton') accept responsibility for the information contained in this report. Having taken all reasonable care to ensure that such is the case, the information contained in this report is, to the best of the knowledge and belief of the Directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its Directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the report or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its Directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith. Information about Rio Tinto plc and Rio Tinto Limited ('Rio Tinto') is based on public information which has not been independently verified.

This report is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom. Neither this report nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this report should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton Group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as 'intends,' 'expects,' 'anticipates,' 'targets,' 'plans,' 'estimates' and words of similar import). These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto's willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton's and Rio Tinto's filings with the US Securities and Exchange Commission ('SEC') (including in Annual Reports on Form 20-F) which are available at the SEC's website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton Limited and BHP Billiton Plc ('BHP Billiton') plan to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the US Securities and Exchange Commission (the 'SEC') a Registration Statement (the 'Registration Statement'), which will contain a prospectus (the 'Prospectus'), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

US INVESTORS AND US HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and Directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or Directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgement.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

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